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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Manila Electric Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 27 2005
THOMSON FINANCIAL

FILE NO. 82- 3237 FISCAL YEAR 12/31/03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 1/27/05

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-A
[For the year ended December 31, 2003]
(Form Type)

PW-102
(S. E. C. Registration No.)

TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES



1. **For the fiscal year ended:** *December 31, 2003*



2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Number:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **(SEC use only) Industry Classification Code:**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*

   Postal Code: *0300*
8. **Telephone Numbers:** *631-5571 and 631-5572* **Area Code:** *0300*
9. **Former name or former address:** *Not applicable*
10. **Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:** *(as of December 31, 2003)*

Title of Each Class	*Number of Shares of Common Stock Outstanding (Par Value at P10.00 per share)*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P100.6 billion as of December 31, 2003*

11. Are any or all of these securities listed on the Philippine Stock Exchange:

YES [x] NO [ ]

If yes, state the name of such stock exchange and the classes of securities listed therein:

Philippine Stock Exchange *Class "A" and "B"*

12. Check whether the issuer:

(a) has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of The Corporation Code of the Philippines during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports);

YES [x] NO [ ]

(b) has been subject to such filing requirements for the past ninety (90) days:

YES [x] NO [ ]

13. State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within 60 days prior to the date of filing. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstance, provided the assumptions are set forth in this Form.

The aggregate number of voting stock held by non-affiliates of the issuer as of March 1, 2004 consists of 604,443,401 Class "A" shares and 402,991,906 Class "B" shares. As of that date, the aggregate market values of Class "A" and "B" shares amount to P5.4 billion and P12.5 billion, respectively, computed based on closing prices per Class "A" and Class "B" share of P20.00 and P34.00, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in this report:

(a) Summary of Land Account

(b) Consolidated Financial Statements and Schedules

PART I – BUSINESS AND GENERAL INFORMATION

Item 1. Business

(1) Business Development

The name of the issuer is Manila Electric Company, also known as MERALCO, a corporation duly organized on May 5, 1919 under the laws of the Republic of the Philippines.

Meralco's subsidiaries are Meralco Engineering Services Corporation (MIESCOR), Corporate Information Solutions, Inc. (CIS), Rockwell Land Corporation, Meralco Energy, Inc. (MEI) and e-Meralco Ventures, Inc. (e-MVI), Asian Center for Energy Management Corporation (ACEM), Meralco Financial Services Corporation (FINSERVE).

Meralco Industrial Engineering Services Corporation (MIESCOR) was incorporated on December 5, 1973. It is one of the leading engineering and construction firms in the country with field of expertise in power generation, transmission and distribution, industrial plants, water resources and telecommunications. With its thirty (30) years of service, MIESCOR has not only served Meralco's engineering, design and construction needs but also actively participated in both government and private sectors' infrastructure developments particularly in the power, water and telecommunication industries. MIESCOR's operations is further strengthened by its four (4) subsidiaries. Miescor Builders, Inc. (MBI), a construction firm involved in the operation and maintenance of electric transmission, substation and distribution facilities and other services; Landbees Corporation, a general services corporation specializing in buildings, grounds, fleet and work tools and equipment repair and maintenance; Clark Electric Development Corporation (CEDC), a joint venture with Clark Development Corporation which develops and operates the electric distribution system in the Clark Special Economic Zone in Pampanga, and; Miescor, U.S.A., a subsidiary based in San Jose, California which provides design and engineering services for clients in the United States.

Corporate Information Solutions, Inc. (CIS), incorporated in 1974, is a leading provider of information technology services and integrated business solutions, focusing on the functional areas that are critical to customer's business continuity, growth and profitability. The year 2003 was a year of reformation and strengthening of core values for CIS. It went through a major reorganization in the management level, allowing it to streamline its operations and transform CIS to a more "lean and mean organization". CIS focused on improving its back-door operations for its Bayad Center business, making it a payment collection service more efficient and secure. For its external accounts, CIS has successfully expanded its technical support capabilities and bagged more projects for multinational accounts, making CIS a global player in the IT outsourcing industry.

Rockwell Land Corporation is a joint venture between Meralco, Benpres Holdings Corporation and First Philippine Holdings Corporation. Its former name was "First Philippine Realty and Development Corporation" incorporated on August 11, 1975 and was renamed "Rockwell Land Corporation" which was approved by the Securities and Exchange Commission (SEC) on April 20, 1995. It is a property development company initially tasked to develop the 15.5-hectare Rockwell Center into a prime residential and commercial area. Construction of its newest residential tower, "The Manansala" is in progress. Rockwell Land expects to top-off the 41-storey tower ahead of schedule by the 2nd Quarter of 2004 and deliver the entire project to its clients by mid-2005. With the successful pre-selling of the Manansala project, the company is now finalizing plans to roll out its next residential condominium called the Joya lofts and towers, an 800-unit twin tower project that will link directly into the Power Plant Mall. The Power Plant Mall continues to be patronized by the targeted A & B segment of the market. The company's relentless efforts to focus on strengthening its customer's loyalty and patronage had translated into growth in the mall's sales levels particularly in the fashion and specialty stores category.

Meralco Energy, Inc. (MEI), provider of loadside energy services to Meralco customers, was officially formed in June 2000. Starting operations with preventive maintenance of customer substations, the company grew to include all chemical and electric tests, emergency troubleshooting, supply and installation of major electrical equipment and minor construction, Meralco Energy, Inc. endeavors to become the Philippines' dominant Energy Service Company (ESCO) by pursing its mission of providing all types of energy services to industrial and commercial users of electricity.

e-Meralco Ventures, (e-MVI) was registered with the Securities and Exchange Commission on June 22, 2000. It creates optimal value to Meralco shareholders and customers by leveraging the power company's physical (infrastructure), intellectual (knowledge and human resource) and digital assets. e-MVI seeks to become the first true "carrier's carrier" in the country by providing the telecommunications infrastructure that will enable local and international carriers, internet service providers, data centers, other telecom service providers and businesses of all sizes to transmit data over a robust, reliable, scalable, secure and cost-effective communications highway.

Asian Center for Energy Management Corporation (ACEM), was formally incorporated on November 2001. The Center was created with the vision of becoming the premier institution of learning for the power industry in the Asian region. It aims to empower utility managers, utility engineers, power customers and other practitioners through knowledge sharing and policy deployment.

Meralco Financial Services Corporation (FINSERVE) was incorporated in March 2002 as a way for Meralco to enhance shareholder value creation and to expand customer service offerings through finance-related products and services. Shortly after FINSERVE's incorporation, Meralco forged an alliance with Unionbank to develop Lumina Visa, the first utilities-specialized credit card is also an international Visa credit card accepted in over 16 million establishments worldwide. Along with the standard features of an international Visa credit card, Lumina Visa aims to consolidate all of a typical household's utility bills – under an auto-charge arrangement – into just one bill, thus, providing payment convenience to its customers.

(2) Business of Issuer

The principal business of the issuer is the distribution and supply of electric energy. The market is categorized into four (4) major customer classes and the relative contribution to sales of each is as follows:

CUSTOMER CLASS	2003	2002	2001
RESIDENTIAL	35.78%	35.72%	35.87%
COMMERCIAL	35.14%	34.89%	34.84%
INDUSTRIAL	28.49%	28.75%	28.66%
STREETLIGHTS	0.59%	0.64%	0.63%
TOTAL	100.00%	100.00%	100.00%

The principal sources of power of the issuer, and their relative contribution to its total requirements, are as follows:

SUPPLIER	2003	2002	2001
NATIONAL POWER CORPORATION	58.59%	64.65%	89.51%
DURACOM	1.06%	3.98%	3.93%
PHIL. POWER DEV'T. CORPORATION	0.01%	0.02%	0.02%
QUEZON POWER	8.21%	7.84%	6.54%
FIRST GAS POWER	32.12%	23.51%	0.00%
TOTAL	100.00%	100.00%	100.00%

Franchise

The franchise area of MERALCO is approximately 9,337 square kilometers. This covers twenty-three (23) cities and eighty-eight (88) municipalities in Luzon as of 2003.

Grant of Consolidated 25-year Franchise

Last June 9, 2003, Republic Act 9209, granting Meralco a franchise "to construct, operate and maintain a distribution system for the conveyance of electric power to the end-users in the cities/municipalities of Metro Manila, Bulacan, Cavite and Rizal, and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga", took effect. The franchise is for 25-years and consolidates 50 previously held franchises covering 111 cities and municipalities located in Metro Manila and six other provinces.

RA 9209 is the first franchise granted by the Philippine Congress following the passage of Republic Act 9136, or the Electric Power Industry Reform Act of 2001 (EPIRA). Under EPIRA, Congress has the exclusive power to grant electric distribution franchises, repealing Section 43 of Presidential Decree 269, which had delegated franchising powers to the National Electrification Commission.

Unbundling of Meralco's Tariffs

In an Order dated May 30, 2003, the Energy Regulatory Commission (ERC) approved new unbundled rate schedules for Meralco, which the company implemented starting June 2003. The new rates unbundle or itemize the monthly bills to customers according to cost and function, or into generation, transmission, distribution, metering, supply, and universal charges. The rates will show which portion of the bill goes to Meralco and which are pass-through charges that Meralco collects on behalf of other entities.

The unbundling of tariffs of distribution utilities such as Meralco was mandated by Section 36 of EPIRA.

Petition for a General Tariff Adjustment

Last October 10, 2003, Meralco filed with the ERC a petition to update the company's tariffs to more recent cost levels, through a 13.58 centavos per kWh adjustment of its charges. In its petition, the company said that its prevailing rates were based on 1998 assets appraised in 1999 and on audited financial statements for the year 2000. On the other hand, the proposed rate adjustment was based on 2002 assets appraised in 2003 and on financial statements for the year 2002.

In its filing, Meralco also asked the ERC to provisionally approve the petition as the company's need for adjustment is urgent. Meralco's credit rating has been downgraded at least four times since 2002 by Standard & Poor's and it currently stands at "CC". At the same time, without an adjustment, Meralco's Return on Rate Base (RORB) for 2003 had been projected to reach only 7.8 percent, to fall further to 7.1 percent by 2004.

In an Order dated November 27, 2003, the ERC provisionally allowed Meralco to adjust its rates by an average of 12 centavos per kWh beginning January 2004. The Commission has so far held two hearings on the petition, last December 22, 2003 and January 12, 2004.

Shortly after the first hearing, the Freedom from Debt Coalition (FDC), along with a number of party-list congressmen, filed with Supreme Court a petition for a Temporary Restraining Order (TRO) or a Status Quo Order against the implementation of Meralco's rate adjustment last December 23, 2003. The High Court subsequently issued a Status Quo Order on the rate adjustment last January 13, 2004, in which it directed parties to submit comments within 10 days and set Oral Arguments on the case for January 27, 2004. In compliance with the Court's Order, the company has suspended the implementation of the rate adjustment provisionally-approved by the ERC.



After hearing oral arguments from counsels representing the FDC, the ERC, the Office of the Solicitor General, and Meralco, the High Court directed the parties to submit their respective Memoranda by February 16, 2004. The matter is still pending before the Supreme Court.

Recovery of Deferred Purchased Power Adjustments

In April 2002, the ERC ordered Meralco to stop collecting any deferred or unbilled Purchased Power Adjustments ("PPA"), pending an accounting and evaluation by the Commission. The unbilled PPA relates to a portion of purchased power costs in 2000 and 2001 that were not immediately passed through to customers, estimated at P9.3 billion as of September 2002. The ERC questioned the manner in which Meralco has been recovering its costs on a deferred basis.

Following its evaluation, the ERC has so far allowed Meralco to recover a portion of these costs amounting to P8.1 billion over approximately three years, broken down as follows: collection of the P5.76 billion of unbilled PPA commencing April 2003 at P0.0875 per kWh, collection of the P835 million of unbilled PPA commencing June 2003 at P0.0127 per kWh, and collection of P1.5 billion commencing February 2004 at P0.0224 per kWh. Meanwhile, discussions with ERC are on-going regarding amounts related to the transmission line fees of an independent power producer.

Customer Refund

In April 2003, the Philippine Supreme Court affirmed an earlier November 2002 decision that income taxes should not form part of Meralco's operating expenses for purposes of calculating its return on rate base, or RORB, and has ordered the company to refund an estimated P30 billion representing principally the income tax component of its rates from February 1994 to May 2003.

In consideration of the logistical requirements of the refund process and the company's ability to fund the payout, the company has proposed to pay the refund over four phases, starting with the company's smallest customers. To date, the ERC has approved the mechanics for implementing Phases One to Three of the refund process. Phase One refunds to residential and general customers consuming up to 100 kWh of electricity per month began last June 2003 and was completed in August 2003. Phase Two refunds to residential customers consuming 101 to 300 kWh per month began in September 2003 and was completed in December 2003. Meanwhile, Phase Three refunds to residential and general service customers more than 300 kWh began in January 2004 and would be completed by December 2004.

The general mechanics for Phase Four of the refund process, which would cover large commercial and industrial customers of the company, is now pending before the ERC. The company shall be submitting more details on Phase Four of the refund in subsequent filings.

Distribution methods of the products or services

After its generating plants were sold to the government in 1979, Meralco's core business became electric distribution.

Power is received at 230 kV and 114 kV at 11 major delivery points and distribution voltages at minor points of delivery. From the major delivery points, 115 kV subtransmission circuits bring power to 60 major distribution substations and eventually to 47 distribution substations and primary served consumers.

Distribution is predominantly an overhead radial system with provision for interconnection, but there are pockets of underground distribution and secondary network systems. Primary distribution voltages are mainly 34.5 kV wye grounded, 13.8 kV delta, 13.2 kV wye grounded, 8.3 kV wye grounded, 6.24 kV wye grounded and 4.8 kV delta. Utilization voltages are 230 volts single-phase or three-phase and 460 volts. System frequency is 60 Hz.

There is no publicly-announced new product or service being undertaken or developed by the Company and that no expenses are incurred in relation thereto.

Competition

Electric distribution has long been considered a natural monopoly. With the enactment, however, of RA 9136 or the Electric Power Industry Reform Act of 2001, the electric distribution business is now unbundled into two: distribution (wires) which remains a natural monopoly and thus, regulated, and supply, which is no longer considered a public utility and thus, will be open and competitive.

There will be a phased approach towards retail competition, or competition in the supply business. This will start for customers with loads of at least 1 MW, after certain conditions precedent specified by the law have been met, and within a period not exceeding three years. Until such time, Meralco's monopoly in the distribution wires and supply remains.

Sources and availability of raw materials

On November 21, 1994, MERALCO entered into a 10-year power supply contract with National Power Corporation (NPC) commencing on January 1, 1995. Although the implementation of the contract had brought about disputes between MERALCO and NPC, the parties entered into mediation talks to resolve and settle the issues. The mediation discussions eventually resulted in a Settlement Agreement, which was signed on July 15, 2003 and will take effect upon approval by the ERC. Currently, MERALCO is negotiating with NPC/PSALM on a Transition Supply Contract, pursuant to RA 9136. (PSALM refers to the Power Sector Assets and Liabilities Management Corporation created by RA 9136).

MERALCO also entered into power purchase agreements separately with Quezon Power (Philippines) Limited Co. (QPPL) on august 12, 1994, with First Gas Power Corporation (FGPC) on March 14, 1995 and with FGP Corporation on January 9, 1997 (FGPC and FGP Corporation are collectively referred to as "First Gas"). Under the terms of the agreements, these independent power producers (IPPs) are committed to sell and deliver electric power and energy to MERALCO and MERALCO is committed to buy electric power from them, subject to certain terms and conditions specified therein. The agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The state-owned NPC continues to be MERALCO's main power supplier. However, since QPPL and First Gas began commercial operations in 2000, more of MERALCO's energy requirements has been sourced from the IPPs in recent years. 2003 in particular saw the IPPs accounting for approximately 41% of MERALCO's energy requirements.

Settlement Agreement with NPC

In July 2003, Meralco reached a settlement of a dispute relating to its "take-or-pay" obligation under its contract with NPC. In 1994, Meralco entered into a 10-year Contract for the Sale of Electricity (CSE) with the NPC under which the company committed to purchase minimum volumes of electricity annually from the NPC, starting January 1995. Although the company purchased less power than the stated minimum volume or quantity beginning January 2002, the company has asserted that Meralco was not obligated to purchase the contracted volumes originally stated, as a result of failures by NPC to comply with its obligations under the contract to complete construction of specified transmission facilities and turn over to its customers currently supplied directly by NPC.

Under the settlement, Meralco's obligation to NPC would be reduced and the company would pay NPC a net amount of P20 billion spread out over a period of approximately five years. The reduction of Meralco's power purchase commitment to NPC will allow the company to source more of its power needs from IPPs, which will permit them to operate at more optimal levels and thereby reducing Meralco's cost of power. These cost savings have been estimated to more than offset the additional charges resulting from the settlement amount with NPC. Thus, consumers are expected to benefit from the settlement in the form of lower rates and Meralco expects increase in the demand for its services.

Last November 2003, NPC and Meralco simultaneously filed separate petitions asking the ERC to approve the terms of the settlement agreement. The matter is still pending before the Commission.

Transition Supply Contract

RA 9136 stipulates that NPC is required to submit to the ERC for approval Transition Supply Contracts (TSCs) with distribution utilities. Under the said law, utilities having TSCs with NPC may nominate their contract demand. MERALCO and NPC/PSALM are presently negotiating such a TSC.

Transactions with and/or dependence on related parties

Transactions with affiliates consist principally of purchases of electrical equipment, contracted services, sharing of facilities and maintenance of power station and project advances.

Effect of existing or probable government regulations on the business

The Electric Power Industry Reform Act of 2001 or RA 9136 was signed into law on June 8, 2001 and took effect on June 26, 2001. The Implementing Rules and Regulations (IRR) was approved by the Joint Congressional Power Commission (JCPC) and signed by the Secretary of Energy last February 27, 2002.

The Act and its IRR have an impact on the industry as a whole and the Company in particular, providing for, among others: (1) the privatization of the ownership and/or operation of NPC's generation and transmission assets, contracts and functions; (2) the structural and functional unbundling of electric power industry participants' business activities into generation, transmission, distribution and supply, separating regulated and non-regulated business activities; (3) the introduction of competition in the generation and supply of power; and (4) the unbundling and rationalization of electricity rates and charges.

In compliance with the Act and the IRR, MERALCO implemented its duly-approved unbundled rate schedule starting June 2003.

RA 9136 and the IRR also provide for the following: (1) distribution utilities, such as Meralco, will provide open and nondiscriminatory access to their distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (2) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (3) distributors shall file a Business Separation and Unbundling Plan with the ERC on December 26, 2002; (4) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (5) NPC shall file, with the ERC within six months from the effectivity of the Act, Transition Suplly Contracts negotiated with distributors; and, (6) the Act, Transition Supply Contracts negotiated with distributors; and, (f) distribution companies may engage in related businesses, provided that up to 50% of the income from the related business shall be used to lower wheeling charges.

Business Separation and Unbundling Plan

Section 36 of RA 9136 and its implementing Rules and Regulations mandate electric power industry participants to structurally and functionally unbundle their business activities and thus file a business separation of such provisions, the ERC promulgated the Business Separation Guideline, which provides the framework for the plans to be filed by the industry participants. The deadline for the filing has been set to six (6) months after the December 5, 2003 effectivity date of the Guideline. MERALCO currently has a Motion pending before ERC asking for the reconsideration of certain provisions of the Guideline.

Costs and effects of compliance with environment laws

It is in electric generation where the cost and effects of compliance with environmental laws would be significant. Meralco, as a distributor, has endeavored through the contracts it has signed with IPPs to promote environmentally clean fuel and technology. First Gas Power which has a power supply contract with Meralco will utilize natural gas from Camago-Malampaya field. Another IPP which has contract with Meralco, Quezon Power, will be burning coal but using technology which allows the plant to meet strict environmental standards or emissions.

Considering that the Company is engaged in distribution of electric power, the costs of compliance with environmental laws are being incurred by these IPPs.

Number of the registrant's employees

Total count of employees for the period ending 2003 stands at 5,824 and is projected to be maintained at this level up to the end of year 2004. Employees of the company are classified according to the role and function they perform. The biggest group having a 39% share in the total employee population is held by the Skilled workers numbering about 2,285. Next biggest group is the Leadship with 1,197 employees, or 21% of the population. These are followed closely by the remaining groups namely: Office Operation personnel with 1,115 employees (19%); Professional with 974 employees (17%); and General Administrative with 253 employees (4%).

Meralco has two labor unions, namely, the Meralco Employees and Workers Association (MEWA) and the First Line Association of Meralco Supervisory and Employees (FLAMES), for Rank-and-File (R&F) and Supervisory employees, respectively, R&F includes employees in PG I-VI numbering 1,678 while Supervisory are those in PG VII-XII numbering 3,380. In the last two CBA negotiations (FLAMES: signed in December 2002; MEWA: signed in December 2003), both went smoothly with the terms and conditions of the CBA amicably settled by both parties.

Both CBA for the two labor unions will end on November 30, 2005. The MEWA negotiations held last December 2003 was for the remaining 2 years of the 5-year CBA signed on December 21, 2000. On the other hand, FLAMES signed the 3-year CBA last December 20, 2002.

Item 2. Properties

Attached are the following:

- Update of Leased Offices
- Schedule of Property Plant and Equipment
- Update of Leased Substations
- Summary of Land Account (location and description)

The real properties enumerated in the Summary of Land Account are used as sites for the Company's transmission lines, substations, operating/service centers, and principal/district/branch offices.

With respect to limitation of ownership, all property, real, personal and mixed, tangible and intangible owned by the Company as of December 31, 1957 and all property, real, personal and mixed, tangible and intangible which may hereafter be acquired by it, situated in the Republic of the Philippines, and necessary or appropriate to the public utility plant and business of the Company and to its operation as a going concern, excepting such property as expressly excepted and excluded from the lien and operation of the indenture, are mortgaged in favor of the Bank of the Philippine Islands (formerly Peoples Bank and Trust Company) as Trustee for the benefit of bondholders.

Updated List of Leased Offices
As of February 5, 2004

Manila Electric Company Branch, Extension & Payment Offices								
Office/Lessor	Address/Location	Area in Sq. M.	Rate Per Square Meter		Monthly Rental		Term	Period Covered
SUPPLY								
BRANCHES-Ms. Ruth B. David								
A. Pasig Sector-Head, Mr. Rustico C. De Borja, Jr., Loc. 8644								
1. Rodriguez Payment Office (Mrs. Virgilio A.. Cruz)	E. Rodriguez Highway, Rodriguez, Rizal	70.00	P	276.57	P	19,360.00	1 Yr.	Dec. 01, 2003-Nov. 30, 2004
A. Sta. Rosa Sector-Head, Mr. Carl G. Aquino, Loc. 7855								
1. Trece Martirez Extension Office (Mrs. Regina D. Dimaraan)	162 Luciano St. Trece Martirez City, Cavite	105.00	P	315.50	P	33,128.18	2 Yrs.	Sept. 01, 2003 - Aug. 31,2005
2. Bahayang Pag-Asa Payment Office (Ms. Evelyn E. Eusebio)	Corner of Bahagyang Pag-Asa Road & Molino Road, Bacoor, Cavite	86.40	P	307.56	P	26,573.41	1 Yr.	Jan. 1, 2004-Dec. 31, 2004
3. GMA Extension Office (Mr. Macario C. Mendoza)	MCM Building, Governor's Drive, National Highway, Cavite	232.00	P	367.91	P	85,357.03	1 Yr.	Jan. 1, 2004-Dec. 31, 2004
4. Silang Extension Office (E. H. Belardo & A. H. Belardo)	No. 132 J. Rizal St., Silang, Cavite	98.86	P	439.22	P	43,422.27	1 Yr.	Dec. 1, 2003-Nov. 30, 2004
5. Metropolis Extension Office (Manuela Corporation)	South Superhighway, Alabang, Muntinglupa, City, Metro Manila	133.00	P	878.46	P	116,835.18	1 Yr.	Jun. 1, 2003 - May. 31, 2004
6. Los Banos Payment Office (Mr. Jose M. Abalos)	National highway, Barangay Anos, Los Banos, Laguna	104.00	P	336.53	P	35,000.00	5 Yrs.	Nov. 01,1999 - Oct. 31, 2004
7. Mauban Extension Office (Mr. Tomas Ladines)	33 Quezon Extension, Mauban, Quezon	64.00	P	23.43	P	1,500.00	Extn'd	Apr. 01, 2003 - Mar. 31, 2004
C.Valenzuela Sector-Head, Mr. Pio D. Reyes, Loc. 8707								
1. Marilao Extension Office (Epifanio & Cecilia Guillermo)	Unit No. 7, Commercial Building, along MacArthur Highway, Marilao, Bulacan	140.00	P	160.16	P	22,423.03	1 Yr.	Jan. 16, 2004-Jan. 15, 2005

Updated List of Leased Offices
As of February 5, 2004

Office/Lessor	Address/Location	Area in Sq. M.	Rate Per Square Meter	Monthly Rental	Term	Period Covered
2. San Miguel Extension Office (Mrs. Rebecca S. David)	53 Tecson Street, Poblacion, San Miguel, Bulacan	109.00	P 265.95	P 28,989.18	1 Yr.	Nov. 01,2003-Oct. 31, 2004
3. Hagunoy Extension Office (ACC Farmer's Dev. Corp.)	Along Sto. Nino St., Hagonoy, Bulacan	83.00	P 426.88	P 35,341.22	1 Yr.	Feb. 01, 2004 - Jan. 31, 2005
4. Sapang Palay Extension Office (Mr. Rodolfo Garcia)	Area I, Block 29, Lot 2, Sapang Palay, San Jose Del Monte, Bulacan	93.18	P 124.44	P 11,595.67	1 Yr.	Feb.01,2004-Jan.31,2005
5. San Jose Del Monte Extension Office (Mr. Conrado L. Giron)	KM. 30, Tungkong Mangga, San Jose Del Monte, Bulacan	70.50	P 350.60	P 24,717.50	1 Yr.	Sept. 01, 2003-Aug. 31, 2004
6. Navotas Extension Office (Mrs. Remedios M. Mendoza)	Chow Queen Commercial Building, 865 M. Naval Street, Navotas, Metro Manila	180.00	P 225.88	P 46,059.86	1 Yr.	Jan. 01, 2004-Dec. 31, 2004
7. Camarin Extension Office (Mrs. Erlinda Estrella)	CEER Building, Camarin Road, Kalookan City, Metro Manila	62.00	P 259.75	P 16,105.10	1 Yr.	Jun. 01, 2003-May 30, 2004
D.Central Design-Head, Mr. Abraham T. Rivera						
1. Central Design Office (MIESCOR)	5th Floor Renaissance Towers 1000 Meralco Avenue, Pasig City, Metro Manila	654.36	P 250.00	P 163,590.00	1 Yr.	Mar. 1, 2003 - Feb. 29, 2004
			Total Monthly Rental:	P 709,997.63		

Noted by :

M. B. Antonio
Head, Realty-Paralegal Services

Prepared by :

R. A. Rendelo
Realty Services Supervisor

//jsjc

US SEC File No. 82-3237

MANILA ELECTRIC COMPANY
SCHEDULE OF PROPERTY PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2003

ASSETS	LOCATION		BALANCE December 31, 2003
IN SERVICE			
LAND & LAND IMPROVEMENTS	Various Locations	P	23,302,516,036
BUILDING AND IMPROVEMENT	Various Locations		4,751,689,479
STATION EQUIPMENT	Various Locations		21,607,622,523
TOWERS & FIXTURES	Various Locations		68,157,699
POLES & FIXTURES	Various Locations		16,772,974,197
OVERHEAD TRANSMISSION & DISTRIBUTION SYSTEM	Various Locations		13,731,359,599
LINE TRANSFORMERS & INSTALLATION	Various Locations		16,360,084,024
CONSUMER METERS & INSTALLATION	Various Locations		11,518,933,854
STREETLIGHTING & SIGNAL SYSTEM	Various Locations		581,976,301
OFFICE FURNITURE & FIXTURES	Various Locations		(226,782,953)
TOOLS & SHOP EQUIPMENTS	Various Locations		332,485,478
COMMUNICATION EQUIPMENT	Various Locations		4,657,025,281
TRANSPORTATION EQUIPMENT	Various Locations		1,213,853,882
OTHER TANGIBLE PROPERTY	Various Locations		3,084,186,119
CONTRIBUTION IN AID OF CONSTRUCTION			(491,824,827)
TOTAL		**P**	**117,264,256,692**
NOT IN SERVICE			
LAND & LAND IMPROVEMENTS			-
BUILDING AND IMPROVEMENT			-
CONSTRUCTION WORK IN PROGRESS			6,187,669,652
TOTAL		**P**	**6,187,669,652**

Prepared By :

R. A. DE CASTRO/N. Z. MARCOJOS

Reviewed By :

R. J. DE LARA
3/19/04

Noted By :

R. G. ORLINO 3/19/04

Manila Electric Company
Update of Leased Substations for Year 2004
(As of February 5, 2004)

SCHEDULE OF REAL ESTATE RENTAL DUES PAYABLE FOR YEAR 2004-2005

	DUE DATE	PAYEE	PARTICULAR	RENTAL	COVERAGE	FREQUENCY
1	Jan. 01, 2004	Atty. Emigdio Tanjuatco	Tanay Substation Site	P 88,374.00	Jan. 01, 2004-Dec. 31, 2004	Yearly
			A=463 sq. m.			
2	Jan. 15, 2004	City Government of Batangas	Batangas City			
			Susbstation Site			
			A = 1,400 sq. m.	P 42,000.00	Nov. 1 , 2003 - Oct. 31, 2004	Yearly
3	Jan. 15, 2004	Natividad Leyva-Garcia	BTL-R/W at Junction,			
			at Cainta, Rizal	P 6,000.00	Jan. 1, 2004 - Dec. 31, 2004	Yearly
4	Jan. 31, 2004	Madrigal Business Park Commercial	Ayala-Alabang			
		Estate Association, Inc.	Substation Site	P 107,844.00	Jan. 1, 2004- Dec. 31, 2004	Yearly
			Association Dues			
			A = 2,400 sq. m.	or P 97,059.60	(net of 10 % discount)	
5	Feb. 01, 2004	Philippine Developmental Alternative	Kamagong Susbstation Site			
		Foundation (formerly TRCF)	A = 1,327 sq. m.	P 278,511.74	Feb. 1, 2004 - Jan. 31, 2005	Yearly
6	Feb. 10, 2004	Office Of the Non-Fund	Permit Fee of 115KV			
		HHSG, PA Fort Bonifacio	Transmission Line	P 8,500.00	Feb.8, 2004 - Feb. 7, 2005	Yearly
			Rockwell/Malibay			
7	Feb. 10, 2004	DENR-National Capital Region	Binondo Substation Site			
			A = 177 sq. m.	P 550.50	Feb. 9, 2004 - Feb. 8, 2005	Yearly
			revocable permit			
			Application No.			
			V-4870 (E. V. 1651)			
8	Jun. 01, 2004	University of the Philippines System	IRRI - UP Los Banos	P 144,000.00	May 3, 2004 - May 2, 2005	Yearly
			Substation Site			
			A = 2,500 sq. m.			
9	Jun. 15, 2004	Philippine National Railways	Tutuban Substation Site	P 173,272.00	Jun. 15, 2004 - June 14, 2005	Yearly
			A = 2,475 sq. m.			

Manila Electric Company
Update of Leased Substations for Year 2004
(As of February 5, 2004)

SCHEDULE OF REAL ESTATE RENTAL DUES PAYABLE FOR YEAR 2004-2005

	DUE DATE	PAYEE	PARTICULAR	RENTAL	COVERAGE	FREQUENCY
10	Jul. 10, 2004	DENR-National Capital Region	Binondo Substation Site	P 2,677.00	Jul. 23, 2004 - Jul. 22, 2005	Yearly
			A = 506 sq. m.			
			Lease Application No.			
			V - 2355 (E - 134)			
11	Aug. 01, 2004	Philippine National Railways	Tondo Substation Site	P 941,652.33	Aug. 01, 2004 - Jul. 31, 2005	Yearly
			A=1,250 sq. m.			
12	Aug. 31, 2004	Manuel D. Briones	Mt. Banoy Repeater	P 63,000.00	Sept. 1, 2004 - Aug. 31, 2005	Yearly
			Station Site	net of 5% withholding tax		
			A = 121 sq. m.			
13	Aug. 31, 2004	Marbe De Torres Contreras, et. al.	Mt. Banahaw Repeater	P 67,200.00	Sept. 1, 2004 - Aug. 31, 2005	Yearly
			Station Site	net of 5% withholding tax		
			A = 197 sq. m.			
14	Dec. 10, 2004	Sps. Danilo G. Reyes & Melinda P. Reyes	Sariaya Repeater	P 144,000.00	Dec. 1, 2004 - Nov. 30, 2005	Yearly
			Station Site			
			Bo. Mamala - 2			
			A = 500 sq. m.			
15		Philippine National Railways	Tabang Substation Site	P 60,403.20	Jan. 1, 2004 - Dec. 31, 2004	Yearly
			Bo. Tikay, Malolos, Bulacan			
			A=192 sq. m (right-of-way)			
			(Rental @ P 286.00/sq. m.)			
16		Philippine National Railways	1,962 Poles (along PNR track	P 294,300.00	Jan. 1, 2004 - Dec. 31, 2004	Yearly
			from north to south).			
17		University of the Philippines	Diliman Substation Site	P 1.00	Aug. 11, 1993 - Aug. 10, 2023	Yearly
			Area=7,984 sq. m.		(Usufruct for 30 years)	
			Total Annual Rentals:	P 2,422,285.77		

01/18/02 / dues02.xls
jsjc / realty / legal

Manila Electric Company
Update of Leased Substations for Year 2004
(As of February 5, 2004)

SCHEDULE OF REAL ESTATE RENTAL DUES PAYABLE FOR YEAR 2004-2005

	DUE DATE	PAYEE	PARTICULAR	RENTAL	COVERAGE	FREQUENCY
18		Manila International Airport Authority	NAIA 3 Substaiton Site	P 62,169.74	Feb. 1, 2004 - Jan. 31, 2005	Monthly
19		Hospicio De San Jose	2 Steel Towers and 2 Steel Poles (Right-of-Way)	P 5,000.00	Oct. 1, 2003 - Sept. 30, 2004	Monthly
20		Lamberto M. Briones (overseer)	Mt. Banoy Repeater Station Site	P 2,500.00	Jan. 01, 2004 - Dec. 31, 2004	Monthly
21		Romeo R. Alcantara (overseer)	Mt. Imok Repeater Station Site	P 1,200.00	Jan. 1, 2004 - Dec. 31, 2004	Monthly
22		VCGT Realty Corporation	Manggahan Substation Site	P 113,917.71	July 1, 2004 - Jun. 30, 2005	Monthly
23		Bayan Telecommunications, Inc.	Mt. Landing Repeater Station	P 11,000.00	Mar. 1, 2003 - Feb. 28, 2004	Monthly
			Total Monthly Rental	P 195,787.45		
				x 12 months		
			Total Rental Per Annum	P 2,349,449.40	**+ P 2,422,285.77 (representing rentals paid annually)**	
			Grand Total:	P 4,771,735.17		

Prepared By :

R. A. Rondolo
Realty Services Supervisor

Noted :

M. B. Antonio
Head, Realty Services

01/18/02 / dues02.xls
jsjc / realty / legal

MANILA ELECTRIC COMPANY
PROPERTY ACCOUNTING - APPRAISAL & DEPRECIATION
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2003

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
BOTOCAN TRANSMISSION LINES (110 KV)		
Santol Street- E. Rodriguez Sr. Blvd. Route	46811	24,493
E. Rodriguez Sr. Blvd. - San Juan River Route	35913	42,919
San Juan River - Katipunan Ave. Route	46812	219,076
	35915	54,250
		273,326
Katipunan Ave. - Marikina River Route	35915	36,405
	46813	11,074
		47,479
Gardner Transmission Line Right of Way Bgy. Sucat, Muntinlupa City	S-79863	3,975
Bgy. San Pedro, Makati City Guadalupe-Tejeros-Olympia Carline	6937	8,609
Pasig River - Lopez Jaena Street	6938	13,278
Bgy. Sta. Rosa, Pasig City	193	817
(Napindan Hydraulic Project)		14,095
Bgy. Camarin, Caloocan City Transmission Right of Way	22310	2,713
Ibayo-Napindan, Taguig, M. M. Ibayo-Napindan Transmission Right-of-Way	OCT-691	215
P. Naval St., Bgy. Malaya, Pililia, Rizal	3254	284
Bgy. Pinagkamaligan, Bgy. Poblacion, Tanay, Rizal	Lot-1164	120
J. Abad Santos St. cor. Quirino St.	Lot-1165	45
Tanay Extension Office		165
Sta. Mesa to Marikina		tract of land
Sta. Ana to Junction, Pasig City		tract of land

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Botocan, Majayjay, Laguna Site I - Substation Site Botocan Substation	T-92138	10,391
Bgy. Botocan, Majayjay, Laguna Site II - Trans. Right of Way	T-43563 1431	18,909 4,741
Between Botocan & Balanas Liners		23,650
Bgy. Suyok (Kay Buto) Tanay, Rizal Tanay Transmission Line Right-of-Way	M-81342	337
Bgy. May-Iba, Antipolo City, Rizal Antipolo Transmission Line Right-of-Way	26774	1,170
Kaayusan cor. Kaluwagan St. Karangalan Village, Santolan, Pasig city	PT-84312 PT-84313	1,478 2,833
BOTOCAN 115KV LINE (Meralco Tower)		4,311
San Guillermo, Morong, Rizal	no tct yet	573
9th Ave., cor Sevilla St. cor D. Aquino St., Caloocan City GRACE PARK SUBSTATION	14962	1,300
Bgy. Camarin, Caloocan City CAMARIN SUBSTATION	322885 322886	8,962 152
		9,114
A. Flores St., Ermita, Manila ERMITA SUBSTATION	48429	1,639
J. Rizal Street, Bgy. Pamplona, Las Piñas City LAS PIÑAS SUBSTATION	S-79858	2,082
Sta. Cecilia Road, Sitio Kubo-Kob, Bgy. Pamplona Mapulang Lupa, Las Piñas City PAMPLONA SUBSTATION	40739	7,915
Bgy. Ibayo, Las Piñas, Metro Manila ZAPOTE SUBSTATION	47102 62685	3,184 711
		3,895
McKinley Road, Forbes Park, Makati City FORBES PARK SUBSTATION	64899	1,000
Vito Cruz cor Kakarong Street, Makati City MAKATI SUBSTATION	S-51742	1,791

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Amorsolo St. cor Lumbang St., Kayamanan C	S-79682	4,900
Subd., Makati City	S-51742	2,096
MALIBAY SUBSTATION		6,996
L. Guinto St. cor Dagonoy St., Malate, Manila	22048	369.2
MALATE SUBSTATION	22049	1029.7
		1398.9
M. H. Del Pilar, L Roque, Bgy. Tugatog, Provincial Road, Malabon MALABON SUBSTATION	T-94885	7,476
EDSA, Bgy. Wack-Wack, Mandaluyong City	12100	1,264
MANDALUYONG SUBSTATION (Wack-Wack)	12091	769
		2,033
EDSA SHOEMART-SHANGRI-LA, Mandaluyong City	9152	604
SM - SHANGRI- LA SUBSTATION	11368	500
		1,104
Marikina (A.C. 34.5 Feederline)	N-39141	2,137
(From Miriam College to Bgy Malanday,	N-46245	958
Marikina City)	N-38764	3,197
		6,292
St. Joseph St., Bgy. Barangka, Marikina City BARANGKA CHORILLO PROPERTY	N-30470	300
East Drive, Santan St., Marikina Heights, Bgy. Parang, Marikina City PARANG SUBSTATION	N-30467	5,050
Guerilla St., Bgy. Sto. Niño, Marikina City (Formerly Sto. Niño Substation) VACANT	N-30472	700
Kapitan Moy Street, Sta. Elena, Marikina City MELI SUBSTATION	N-30471	894
Katipunan Ave., Loyola Heights, Quezon City MARIKINA SUBSTATION	46813	3,463
Alabang Hills Subd. Road, Bgy. Cupang, Muntinlupa City ALABANG SERVICE CENTER	64471	3,553
National Road, Bgy. Putatan, Muntinlupa City MUNTINLUPA SUBSTATION	S-79861	1,560

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Madrigal Business Park, Phase 3, Bgy. Alabang, Muntinlupa City AYALA-ALABANG SUBSTATION/BRANCH OFFICE	T-210119	2,400
Plaza Dilao, Paco, Manila PACO SUBSTATION	61536	1,034.4
	137786	209.9
	180640	209.7
	137785	209.8
	137784	342.3
	137783	422.6
	180641	250
	196644	896.6
	69456	245.6
	152094	784.1
	152095	1,142.2
	152096	1,112.5
	152097	164.5
		7,024.2
Isla de Provisor, D. Romualdez St., Paco, Manila TEGEN SUBSTATION	146850	10,891
Quirino Ave., Bgy. Tambo, Parañaque City PARAÑAQUE SUBSTATION	S-79855	1,157
Sun Valley Subd., Bgy. La Huerta, Parañaque City SUN VALLEY SUBSTATION	S-79859	1,613
	T-44095	583
		2,196
Sta. Cecilia St., Bgy. San Dionisio, Parañaque City B. F. PARAÑAQUE SUBSTATION	T-120937	6,898
S. Antonio Avenue/ Pilapil Sts., Bgy. Kapasigan, Pasig City PASIG SUBSTATION	12098 (41550)	1,450
Elisco Road, Kalawaan Sur, Taguig, Metro Manila (Inside National Steel Corp. Compound) TAGUIG SUBSTATION	308397	5,021
Canley Road cor Orambo Drive, Bgy. Bagong Ilog, Pasig City HILLCREST DRIVE SUBSTATION	PT-105095	198.5
	PT-105096	320
	PT-105097	217
	PT-105098	347.5
	PT-105094	227
		1,310

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
EDSA, San Roque near BLTB Terminal, Pasay City	4385	2,500
PASAY SUBSTATION		
P. Tuazon St., Gen. Romulo, Cubao, Quezon City	33825	1,970
CUBAO SUBSTATION		
Along Banawe Ave. cor Del Monte Avenue,	RT-53270(30108)	792.2
Quezon City	RT-53270(30108)	600
LA LOMA SUBSTATION		1,392.2
Quirino Hi-way, Novaliches, Quezon City	63451	7,677
NOVALICHES SUBSTATION		
P. dela Cruz St., Bgy. San Bartolome,	N-136291	3,704
Novaliches, Quezon City		
KAYBIGA SUBSTATION		
Scout Santiago Rallos St., Diliman, Quezon City	17720	797.2
QUEZON CITY SUBSTATION	17721	784.7
		1,581.9
Santol Street, Bgy. San Isidro, Quezon City	46811	10,569
STA. MESA SUBSTATION	107627	16.5
	107628	82.8
	107629	100.7
	8116	9.7
	110430	118.4
	111780	804.9
	115549	1,803.5
	105119	1,063
		14,568.5
N. Domingo St., San Juan, Metro Manila	42264	1,334
SAN JUAN SUBSTATION		
A. H. Lacson St. (formerly Gov. Forbes St.)	28895	375
Sampaloc, Manila	28215	1,000
SAMPALOC SUBSTATION		1,375
Pedro Gil (Herran) Jesuitas St., Sta. Ana, Manila	59501	1068.48
STA. ANA SUBSTATION		
Cordillera Street, Bacood, Manila	81178	1,200
PANDACAN SUBSTATION		
Abad Santos cor New Antipolo St., Tondo, Manila	81211	7,303
NORTH PORT SUBSTATION		

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
La Torre corner Narra Street, Tondo, Manila	59986	221.8
PALOMAR SUBSTATION	59081	417.1
	59927	351
	59783	175.5
		1165.4
Mc Arthur Highway, Bgy. Malinta,	T-146230	140
Valenzuela City		2,593
MALINTA SUBSTATION		2,733
Bgy. Bagbaguin (Canumay), Valenzuela City	V-53151	2,627.50
BAGBAGUIN SUBSTATION	V-53152	201.00
	V-53154	269.00
	V-55380	417.00
	V-55376	267.00
	V-55428	50.00
	V-55366	217.00
	V-55379	534.00
	V-55437	65.00
	V-55439	1,285.50
	V-53079	637.00
	V-55440	20.50
		6,590.50
Ortigas Avenue Extension	159233	10,905
Bgy. Sto. Domingo, Cainta, Rizal		
CAINTA SUBSTATION		
Bgy. Mayani - Concepcion, Baras, Rizal	M-68784	3,000
BARAS PROPERTY (VACANT)	M-16069	113
		3,113
Bgy. Dolores, Taytay, Rizal	OCT-No.1172	2,347
TAGUIG-DOLORES 115KV RIGHT-OF-WAY	663866	
Philec Road, Bgy. Dolores, Taytay, Rizal	548416	28,714
DOLORES SUBSTATION		
Near Dragon Cement, Bgy. Dulong Bayan	M-1602	6,648
Teresa, Rizal		
TERESA I SUBSTATION		
Sukol Highway, Bgy. Iba, Antipolo City	216628	1,000
TERESA II SUBSTATION	216629	1,000
	216630	1,000
	216631	1,000
	223294	2,117
		6,117

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Sumulong Highway, Bgy. Mambugan, Masinag, Antipolo City MASINAG SUBSTATION	234662	160
	234663	2,304
	234664	1,802
	234665	781
	234666	460
		5,507
Sitio Sagbat, Bgy. Maybangkal, Morong, Rizal MORONG SUBSTATION	M-733	1,726
Gomez St., Kapalaran Subd., Bgy. San Juan, Taytay, Rizal TAYTAY SUBSTATION	96326	1,030
Bgy. May-Iba, Antipolo, Rizal	399524	1,050
Poblacion, Bgy. Hulo, Sta. Cruz, Angat ANGAT SUBSTATION	T-35360	1,000
	T-35360	45
		1,045
Mc Arthur Highway, Bgy. Burol Primero Balagtas, Bulacan BALAGTAS SUBSTATION	68515	2,650
La Trinidad, Bgy. Bundukan, Bocaue, Bulacan BOCAUE SUBSTATION	26771	4,769
Doña Remedios Trinidad Highway, Bgy. Sto. Cristo, Baliuag, Bulacan BALIUAG SUBSTATION	TC-1084	819
	TC-1085	819
	TC-1086	579
	TC-1087	579
		2,796
McArthur Highway, Bgy. San Marcos, Calumpit, Bulacan CALUMPIT SUBSTATION	T-305631 (RT-53831)	2,000
New Duhat Overpass, Duhat, Bocaue, Bulacan DUHAT SUBSTATION	T-184873	10,729
	T-205688	2,627
		13,356
Bgy. Gaya-Gaya, San Jose Del Monte, Bulacan GAYA-GAYA SUBSTATION	T-9989	500
Bgy. Ibayo, Marilao, Bulacan MARILAO SUBSTATION	T-23065	3143.4

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Provincial Road, Mabini St., Bgy. Mojon,	15814	803
Malolos, Bulacan	15815	99
MALOLOS I SUBSTATION		902
Bgy. Pinagbakahan, Malolos-Plaridel Provl. Road,	T-100347	11,496
Malolos, Bulacan	T-100058	1,608.5
MALOLOS II SUBSTATION	T-100059	877
		13,981.5
Steel Asia Mfg. Corp., Bgy. Bahay Pare ,	T-28387	2,627
Meycauayan, Bulacan		
PROPOSED BAHAY PARE SUBSTATION		
Bgy. Iba & Camalig, Meycauayan, Bulacan	T-108371	1,000
MEYCAUAYAN SUBSTATION	T-108372	3,000
	T-108373	1,000
		5,000
Cagayan Valley Road, Provincial Road,	M-81168	6,189
Bgy. Silangan, San Miguel, Bulacan		
SAN MIGUEL SUBSTATION		
Bocaue Exit, Bocaue-Sta. Maria Provl. Road,	T-161762	518
Bgy. Turo, Bocaue, Bulacan	T-161763	6,661
STA. MARIA SUBSTATION		7,179
Bgy. Subic, Baliuag, Bulacan	T-307181	377
(Formerly Subic Substation)		
VACANT		
Bgy. Tikay & Santol, Malolos, Bulacan	T-52095	4,407
First Bulacan Industrial City (FBIC)		
TABANG SUBSTATION		
De Leon St. cor De Guzman St., Bgy. Caridad,	20655	628
Cavite City, Cavite (Dalahican)		
CAVITE SUBSTATION		
Bgy. Palico, Imus, Cavite	205046	1,166
PALICO SUBSTATION		
Gen. Aguinaldo Hway, Bgy. Anabu,	368010	1,315
Imus, Cavite	368011	2,081
IMUS SUBSTATION	368012	2,081
		5,477
Aguinaldo Highway, Bgy. Santiago,	T-23724	1,000
Gen. Trias, Cavite (VACANT)		

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Puerto Azul Road, Bgy. Tanauan,	T-344605	11,101
Tanza, Cavite	T-344606	6,442
TRECE MARTIREZ II SUBSTATION		17,543
National Highway, Bgy. Amaya, Tanza, Cavite	T-275041	750
TANZA SUBSTATION	T-275042	924
	T-274981	750
	T-274982	750
		3,174
National Highway, Bgy. Biluso, Silang, Cavite	P-3331	7,887
SILANG SUBSTATION	P-3331	343
		8,230
Bgy. Habay, Bacoor, Cavite	T-37535	2,223
BACOOR SUBSTATION		
Westgrove Heights , Silang, Cavite	T-44244	3,600
Donated by Ayala Land, Inc.		
Rizal Avenue, Bagong Pook Subdivision,	5230	1,521
San Pablo City, Laguna (Prov. Road cor MRR)		
SAN PABLO I SUBSTATION		
Bgy. Del Remedios, San Pablo City, Laguna	T-33214	1,598
SAN PABLO II SUBSTATION	T-33215	1,632
	T-33216	1,863
		5,093
LIIP Compound, Biñan, Laguna (Mamplasan Exit)	T-333984	6,160
LIIP SUBSTATION		
Camelray Industrial Park I	T-161671	11,048
Bgy. Canlubang, Calamba, Laguna		
CARMELRAY SUBSTATION		
National Road, Bgy. Masiit, Calauan, Laguna	T-67708	7,313
CALAUAN SUBSTATION		
Bgy. Tagapo, Sta. Rosa, Laguna	T-13039	406
STA. ROSA I SUBSTATION	T-5233	1,354
		1,760
Laguna Technopark , Bgy. Biñang, Biñan, Laguna	T-142570	10,883
STA. ROSA II SUBSTATION		
Bgy. Balibago, Sta. Rosa, Laguna	T-30407	1,359
BALIBAGO SUBSTATION	T-30405	5,750
		7,109

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Provincial Road, Bgy. Pagsawitan, Sta. Cruz, Laguna STA. CRUZ SUBSTATION	T-127943	7072.5
Bgy. Landayan, San Pedro, Laguna SAN PEDRO SUBSTATION	T-234187	5,000
Road to Liliw Provl. Road, Bgy. Bambang, Nagcarlan, Laguna NAGCARLAN SUBSTATION	T-143699	2,000
Bgy. Diezmo, Cabuyao, Laguna LISP SUBSTATION	T-298373	4,700
Hacienda Sta. Elena, Bgy. Malitlit, Sta. Rosa, Laguna	T-195348	5,531
Bgy. Mayapa, Calamba, Laguna CANLUBANG SUBSTATION	T-87985	8,993
Bgy. Parian, Calamba, Laguna PROPOSED CPIP SUBSTATION	T-456442 (T-437696)	5,007
Quezon Ave., Bgy. Gulang-Gulang, Lucena City LUCENA I SUBSTATION	T-11750	396
Bgy. Ibabang Dupay, Marktown Subdivision, Lucena City LUCENA II SUBSTATION	T-10369	7,792
Bustamante St., Candelaria, Quezon Province CANDELARIA SUBSTATION	340067	1,184
Bgy. Ayuti, Lucban, Quezon Province LUCBAN SUBSTATION	O-9737	340
National Highway, Bgy. Mapagong, Pagbilao, Quezon Province PAGBILAO SUBSTATION	T-255222	3,522
Sia Subdivision, Bgy. Mationa, Tayabas, Quezon Province MAUBAN SUBSTATION	T-230239 T-230240	280 193 473
Along National Highway, Bgy. San Agustin, Tiaong, Quezon Province TIAONG SUBSTATION	T-279136	1,624

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Mationa, Tayabas, Quezon TAYABAS SUBSTATION	T-261719	11,000
Bgy. Bolbok, Batangas City (PROPOSED BATANGAS SERVICE CENTER)	T-26251	1,313
	T-26252	306
	T-26253	31,570
	T-26254	9,985
	T-26255	7,920
	T-26332	992
		52,086
Samson Road/Araneta Ave., Calaanan, Caloocan City CALOOCAN EXTENSION OFFICE	29516	1,272
Manila South Road, Bgy. Pamplona, Las Piñas City LAS PIÑAS BRANCH OFFICE	25858	1,487 417
Gen. Luna St., Bgy. Flores, Malabon City VACANT	R-51156	1,399
Bgy. Concepcion & Ibaba, Malabon, M.M. MALABON BRANCH OFFICE	8250	187
	8991	20
	8249	279
	M-11426	801
	8076	246
	8077	44
	8078	130
	8079	110
	M-21833/M-12162	554
	M-21834/M-8247	67
	M-21835/M-8246	96
	M-21836/M-8251	72
	M-21863/M-8247	77
		2,683
Bayanbayanan Ave.cor Gen. Ordoñez Ave., SW Molave St., Marikina Heights, Concepcion, Marikina MARIKINA BRANCH OFFICE	N-30468	1,058.4
	N-30469	919.9
		1,978.3
Kamagong St. cor. Ayala Ave. Ext., Bgy. San Antonio, Makati City MAKATI BRANCH OFFICE	2136142	955
J. L. Escoda and Agoncillo Sts. Malate, Manila MALATE BRANCH OFFICE	240167	752
	24264	496
	24265	416
		1,664

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Shaw Boulevard cor. Marina Yulo St.	11764	664
Bgy. Bagong Silang, Mandaluyong City	11765	826
MANDALUYONG BRANCH OFFICE		1,490
Lubiran St. cor. Magmapa St., Bacood, Sta. Mesa, Manila	217022	21,733
MANILA DISTRICT SERVICE CENTER	217023	15,844.7
		37,577.7
Valle Verde VI-A, Green Meadows Subd.	210867	2,960
Bgy. Ugong, Pasig City		
GATE 3 MERALCO CENTER		
Ortigas Avenue, Pasig City	12101	171,013
MERALCO CENTER	PT-113804	79,351
	PT-113806	5,000
	PT-113807	649
		258,973
Elisco Road , Bgy. San Joaquin, Pasig City	PT-106584	921
CENTRAL TRANSMISSION & DISTRIBUTION	PT-106585	4,624
	PT-106586	7,056
	PT-106587	19,011
		31,612
Elisco Road , Bgy. San Joaquin, Pasig City	PT-109996	6,919
SUBSTATION & CONTROL	PT-109997	4,443
		11,362
Dr. S. Antonio/Pilapil Sts., Bgy. Kapasigan, Pasig City	41550(12098)	1,532
PASIG BRANCH OFFICE		
Quirino Avenue, Bgy. Tambo, Parañaque City	79856	728
PARAÑAQUE EXTENSION OFFICE	79857	612
		1,340
F. B. Harrison/Doro Sts., San Jose, Pasay City	1337-A	1,000
PASAY EXTENSION OFFICE		
Forest Hill Drive, Novaliches, Quezon City	348275	1,144
NOVALICHES BRANCH OFFICE		
Quezon Avenue, Bgy. Roxas, Quezon City	RT-103379	1,297.1
ROOSEVELT BRANCH OFFICE	(300423)	
EDSA Bgy. Sitio Kangkong, Balintwak, Quezon City	N-168227	3,323
BALINTAWAK DISTRICT	N-168228	3,955
	377986	42,627
		49,905

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Capitol Estate II, Commonwealth Avenue Batasan Hills, Quezon City COMMONWEALTH BRANCH OFFICE	52599 TD-07167	1,200
EDSA, Bgy. Katipunan, Quezon City BALINTAWAK BRANCH OFFICE	67021	1,500
Commonwealth Ave., Diliman, Quezon City VACANT	T-124759	468
EDSA, Kamuning, Quezon City KAMUNING BRANCH OFFICE	18304	1,500
España/Josefina Sts., Sampaloc, Manila ESPAÑA BRANCH OFFICE	36895	792
Blumentrit Street, San Juan, Metro Manila SAN JUAN EXTENSION OFFICE	12099	883
San Marcelino St., Ermita, Manila SAN MARCELINO PAYMENT OFFICE	94970 94970	1,099 857
		1,956
Claro M. Recto, Sta. Cruz, Manila TONDO PAYMENT OFFICE	164445	275.4
T. Santiago St., Bgy. Viente Reales, Maysan, Valenzuela City VALENZUELA DISTRICT	B-45381 B-45382 V-51514 V-51517 V-63375 V-62217 V-42326 V-23992	47,262 3,790 250 16,213 374 275 5,000 513
		73,677
Mc Arthur Highway, Bgy. Malanday, Valenzuela City VALENZUELA BRANCH/POLO SUBSTATION	15612	3626.4
Bgy. Navotas, Talim Island, Cardona, Rizal TALIM ISLAND QUARRY	M-1633	147,348
Bgy. Parugan (now San Jose), Antipolo City, Rizal VACANT	T-297560	43,575
Bgy. Tayuman , Binangonan, Rizal SAN CARLOS REPEATER STATION	M-68761	309

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Sumulong Highway, Bgy. Mayamot, Antipolo City VACANT	R-3396(260671)	68,918
Bgy. San Isidro, Montalban, Rizal VACANT	248784	113,790
Bgy. Punta, Jala-Jala, Rizal	M-51186	246,840
Bgy. Pililia, Rizal (Road)	272855	10,800
Ortigas Ave. Extension, Bgy. Lumang Dayap Cainta, Rizal CAINTA BRANCH OFFICE	T-586369	720
Bgy. San Isidro, Angono, Rizal	588121	19,953
GEN. SHOPS & OFFICE BUILDING &	588121	44
ANGONO EXTENSION OFFICE	588120	39,917
	588120	87
		60,001
Sumulong Highway Bgy. Mayamot	212139/149147	514
Masinag, Antipolo, Rizal	228287/75107	471
MASINAG EXTENSION OFFICE		985
Circumferential cor. Gen. Luna St. Bgy. San Roque, Antipolo, Rizal VACANT	T-259022	996
Bgy. Sta. Cruz, Antipolo City, Rizal	T-299908	244
PROPOSED ANTIPOLO REPEATER STATION	T-299909	240
		484
Bgy. Cruz Na Daan & Maginao, San Rafael, Bulacan	T-305633	62,087
SAN RAFAEL SERVICE CENTER	T-305632	1,183
		63,270
P. Mabini St., Bgy. Guinhawa, Malolos, Bulacan (OLD MALOLOS BRANCH OFFICE)	RT-29351 (T-260254)	625
	RT-29350 (T-260256)	51
		676
Bgy. Agnaya, Plaridel, Bulacan	TC-3001	3,662
PLARIDEL SERVICE CENTER	TC-3002	3,261
	TC-3003	3,192
	TC-3004	3,133
	TC-3005	3,143
	TC-3006	2,599

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Agnaya, Plaridel, Bulacan	TC-3007	1,799
PLARIDEL SERVICE CENTER	TC-3008	2,692
	TC-3009	2,725
	TC-3010	2,739
	TC-3011	1,327
	TC-3012	1,323
	TC-3013	1,981
	TC-3014	2,112
	TC-3015	2,227
		37,915
Bgy. Mulawin, Norzagaray, Bulacan (VACANT)	T-65142	6,836
Bgy. Graceville, (Gaya-Gaya) San Jose Del Monte, Bulacan	T-80847	65,343
VACANT	T-80848	41,383
	T-179053(M)	993
		107,719
Bgy. Burol Primero, Balagtas, Bulacan	no tct yet	3,020
BALAGTAS BRANCH OFFICE		6,981
		10,001
Bgy. San Jose, Baliuag, Bulacan	T-35505	130
BALIUAG BRANCH OFFICE	T-35506	1,668
		1,798
Bgy. Bagbaguin, Sta. Maria, Bulacan	T-288064	1,737
STA. MARIA BRANCH OFFICE		
Pariancillo St., Bgy. Sto. Niño, Malolos, Bulacan	T-88606	62
NEW MALOLOS BRANCH OFFICE	T-88607	1,486
	T-88608	60
	T-88609	388
		1,996
Bgy. Minuyan, San Jose Del Monte, Bulacan	T-181904-09	1,440
VACANT	T-182022-23	740
	T-190257-72	5,032
	T-194330-31	6,509
		13,721
Bgy. Minuyan (Bitungol), Norzagaray, Bulacan	T-31444 P	399
BITUNGOL REPEATER STATION		
National Road, Tagaytay City, Cavite	T-27818	6,000
TAGAYTAY SERVICE CENTER & EXTENSION OFFICE		

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Tejero, Rosario, Cavite ROSARIO BRANCH OFFICE	T-462673	2,373
P. Burgos Avenue, San Roque, Cavite City CAVITE BRANCH OFFICE	T-11341	284
Aguinaldo Highway, Bacoor, Cavite BACOOR BRANCH OFFICE	T-37535	1,995
Bgy. Pala-Pala, Dasmariñas, Cavite CAVITE DISTRICT & STOCKYARD	322307	45,100
Bgy. Wawa, Rosario, Cavite - Site II	T-17574	14,529
- Site I	T-17614	7,962
VACANT		22,491
Bgy. Bayang Luma, Imus, Cavite	T-250508	179
IMUS PAYMENT OFFICE	T-250507	646
		825
Aguinaldo Highway, Bgy. Abubot, Dasmariñas, Cavite	T-205045	32,857
DASMARIÑAS SERVICE CENTER	T-224776	748
		33,605
M. Paulino St., San Pablo City, Laguna SAN PABLO BRANCH OFFICE	T-2790	900
Poblacion, San Pedro, Laguna	T-26725	363
SAN PEDRO BRANCH OFFICE	T-26724	854
		1,217
Bgy. Dita, Sta. Rosa, Laguna	T-50015	31,854
STA. ROSA DISTRICT	T-50016	31,373
		63,227
Bgy. Real, Calamba, Laguna CALAMBA BRANCH OFFICE	T-86944	2,065
Poblacion, Sta. Cruz, Laguna STA. CRUZ EXTENSION OFFICE	T-144099	1,822
Bgy. San Ignacio, San Pablo City, Laguna	T-39355	30,681
SAN PABLO DISTRICT/BRANCH OFFICE	T-42824	27,263
		57,944
Mt. Imok, San Pablo City, Laguna MERALCO RADIO STATION - SITE II	O-560	1,000

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Quezon Ave., Bgy. Gulang-Gulang, Lucena City LUCENA BRANCH OFFICE	24971	1,000
Bgy. Pallocan, Kanluran, Batangas City BATANGAS BRANCH OFFICE	T-41023	2,728
San Pascual, Batangas VACANT	27192	33
	27193	163
	27194	422
	27227	365
	27189	740
	27190	1,005
	27191	156
		2,884
Laurel, Talisay, Batangas VACANT	T-48582	939
	T-48584	1,014
		1,953

Prepared By :

R. A. DE CASTRO/N. Z. MARCOJOS

Reviewed By :

R. J. DE LARA

Noted By :

R. G. ORLINO

Item 3. Legal Proceedings

- The real property tax case between the Company and Muntinlupa City, amounting to more than P88 Million, according to Muntinlupa, remains unresolved by the Supreme Court. This case stemmed from the re-assessment made by the then Municipal Treasurer of Muntinlupa on the tax declaration valuation of the Gardner/Synder generating facilities on the basis of the amount of consideration when these facilities were sold to National Power Corporation (NPC) in compliance with PD 40. The difference between the tax declaration value and the consideration of sale was charged with tax differential. The Company protested the re-assessment on the ground that the realty taxes due had been duly paid on the basis of the tax declaration and it was improper to re-assess the value of the properties by reason of the higher consideration of sale. However, the Company will pay only the realty tax differentials corresponding to two years only, the maximum period when penalties and interests may be charged under the law, or about P36 Million which is already the subject of a garnishment issued by the Municipal Treasurer of the Company's bank deposit at Equitable Bank. If Muntinlupa will persist to collect an amount beyond P36 Million, the Company is contemplating to file another lawsuit on the issue regarding limit of liability. Our retained counsel, Quiason Law, has filed three motions for reconsideration already. On October 1, 2003, the Supreme Court issued a Resolution giving due course to the last motion for reconsideration and endorsing the case to the Court en-banc for further consideration.

- A franchise tax case is pending between the Company and Muntinlupa with probable liability of P95.5 million. We opposed the assessment on the ground that the tax was imposed at the time when Muntinlupa was still a municipality and, therefore, pursuant to the Local Government Code, is invalid. The Regional Trial Court resolved the case in favor of the Company. Muntinlupa appealed the decision to the Court of Appeals.

- The Municipality of Taguig assessed the Company with local franchise tax worth around P131 Million. The Company contested the assessment on the ground that pursuant to the Local Government Code, a municipality can not impose local franchise tax. Case is pending proceedings in the Regional Trial Court of Pasig.

- **Meralco has a pending local franchise tax case with the City of Pasig amounting to about P435 Million covering the years 1996 to 1999 assessed on gross revenue in the entire franchise area of the Company. We contested the assessment on the grounds that the assessment is not authorized by a City Ordinance and that, assuming the Company is liable to pay, the assessment must be based on gross receipts within the City not on gross revenue within the entire franchise area. The Regional Trial Court declared in its decision that the City of Pasig is entitled to impose local franchise tax from the time it became a city but that the tax should be based on gross receipts within the City. If based on gross receipts, the local franchise tax would amount to P66.7 Million. We appealed the decision to the Court of Appeals. The City filed a motion for execution pending appeal which the Court denied.**

- **The NLRC decided against the Company a labor case involving 162 project-hired employees for the Meralco Transformation Project. We filed a motion for reconsideration which was resolved in our favor by the NLRC. Possible liability to the Company is estimated at over P112 million consisting of backwages and benefits. The complainants appealed the ruling of the NLRC to the Court of Appeals.**

- **Another labor case of material significance to the Company involves 66 regular employees dismissed because of their involvement in an illegal strike in July 2000. The NLRC sustained the illegality of the strike but tempered the decision by awarding separation pay to the dismissed employees estimated at P12 Million. We filed a notion for reconsideration which is presently under consideration.**

- **Lucena City assessed realty taxes on our poles, wires, insulators and transformers located in Lucena City annually from 1992, which as of today totals P16,493,097.60. We contested the assessment and the case remains pending in the Court of Appeals.**

- **AAA Cryogenics, Inc. sued the Company for the losses it allegedly suffered due to power outages or voltage fluctuations that allegedly occurred from October 7, 1997 to April 4, 1998 in its plant at Cabuyao, Laguna. The total amount of claim is P21,092,760.00. Hearing of the case is still on-going at RTC-Pasig.**

- In the year 2000, we filed an application with the Energy Regulatory Commission (ERC) for approval of all electrical capital projects from 1994 to 2000. The ERC has issued an Order requiring the Company to show cause why no penalties must be imposed to the Company for failing to seek prior approval for these projects. Penalties are estimated at the aggregate of about P70 million plus permit fees of about P40 Million. We filed our explanation which is pending resolution.

- The mediation of the dispute arising from the Contract for the Sale of Electric Energy between the National Power Corporation (NPC) and the Company concerning the differential billings of about P27 Billion imposed by NPC for failure of the Company to take the stipulated contracted energy from Year 2000 to 2004, and the Company's claim for unrealized revenues from customers directly connected to NPC and transmission failures/delays of about P8 Billion, resulted into a Settlement Agreement whereby NPC credited Meralco's claim at a settlement amount of P7 Billion. The remaining P20 Billion was agreed to be paid by Meralco out of recoveries from consumers. The Settlement Agreement is filed with the ERC for approval is pending proceedings.

- The Company filed applications with the ERC for the reduction of interest on meter and bill deposits of customers from the 6% percent rate stipulated in the Company's terms and conditions of service to a lower rate that the ERC may reasonably determine, and for authority to collect surcharge from delinquent electric bills.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders.

PART II – OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Common Equity and Related Stockholders Matters

(1) Market Information

The principal market where the issuer's common equity is traded is the Philippine Stock Exchange. The quarterly high and low sales prices adjusted for corresponding stock dividends for fiscal years 2001 and 2002 and for the first quarter of 2003 follow:

CLASS A			
FROM	TO	HIGH	LOW
01/01/02	03/31/02	33.50	22.50
04/01/02	06/30/02	32.00	20.00
07/01/02	09/30/02	21.00	18.25
10/01/02	12/31/02	18.75	7.50
01/01/03	03/31/03	10.00	8.20
04/01/03	06/30/03	10.25	6.00
07/01/03	09/30/03	16.25	9.70
10/01/03	12/31/03	15.00	13.25
01/01/04	02/29/04	21.75	15.50

CLASS B			
FROM	TO	HIGH	LOW
01/01/02	03/31/02	52.00	29.50
04/01/02	06/30/02	48.50	29.50
07/01/02	09/30/02	34.00	25.50
10/01/02	12/31/02	32.50	7.90
01/01/03	03/31/03	14.00	9.00
04/01/03	06/30/03	15.25	7.90
07/01/03	09/30/03	24.75	14.25
10/01/03	12/31/03	24.25	19.50
01/01/04	02/29/04	36.50	25.00

(2) Holders

As of December 31, 2003, the issuer has a total of 69,379 common equity holders. Following are the name of the top twenty (20) shareholders of each class, the number of shares held and the percentage of total shares outstanding held by each:

MANILA ELECTRIC COMPANY
List of Top 20 Stockholders (Consolidated)
December 31, 2003

Rank	Shareholder #	Name/Address	Nat	Class	Number of Shares	Percentage
1	1100071307	PCD NOMINEE CORPORATION G/F MAKATI STOCK EXCH. BLDG., 6767 AYALA AVENUE, MAKATI CITY	FIL	A B	114,688,138.00 115,706,601.00 230,394,739.00	11.477290 % 11.579212 % 23.056502 %
2	1100123343	FIRST PHILIPPINE UNION FENOSA, INC. 4/F BENPRES BLDG., MERALCO AVE. COR. EXCHANGE ROAD, PASIG CITY	FIL	A	230,084,791.00	23.025484 %
3	1100071314	PCD NOMINEE CORPORATION G/F MAKATI STOCK EXCH. BLDG., 6767 AYALA AVENUE, MAKATI CITY	FOR	B	145,136,879.00	14.524415 %
4	1100056929	MERALCO PENSION FUND LOPEZ BLDG., MERALCO CENTER ORTIGAS AVE., PASIG, M. M.	FIL	A B	59,754,715.00 28,793,321.00 88,548,036.00	5.979888 % 2.881460 % 8.861348 %
5	1100000641	REPUBLIC OF THE PHILIPPINES 2/F NORTH DAVAO MINING CORP. BLDG. #104 GAMBOA ST., LEGASPI VILLAGE, MAKATI CITY	FIL	A B	17,303,463.00 30,761,726.00 48,065,189.00	1.731625 % 3.078446 % 4.810071 %
6	1100030934	FIRST PHILIPPINE HOLDINGS CORPORATION 6TH FLR., CHRONICLE BUILDING, TEXTITE ROAD COR. MERALCO AVE., PASIG CITY	FIL	A B	39,820,001.00 241,507.00 40,061,508.00	3.984943 % 0.024169 % 4.009112 %
7	1100079502	SOCIAL SECURITY SYSTEM STOCK INVESTMENT LOAN SEC., SALARY LOANS DEPT. 2/F SSS BLDG., DILIMAN, Q.C.	FIL	A	39,894,965.00	3.992445 %
8	1100052533	LAND BANK OF THE PHIL. TA #03-141 (ASSET PRIVATIZATION TRUST) ASSET PRIVATIZATION TRUST, NDNC BLDG., #104 GAMBOA ST., LEGASPI VILLAGE, MAKATI CITY 1229	FIL	A	28,839,109.00	2.886042 %
9	1100134564	LANDBANK PHILS. FAO PCGG ITF MFI C/O CITIBANK, N.A. 11/F CITIBANK TOWER PASEO DE ROXAS, MAKATI CITY	FIL	B	23,560,472.00	2.357789 %
10	1102388026	CITIBANK N.A. MANILA OBO CITIBANK N.A. NEW YORK ADR MANI GLOBAL SECURITIES SERVICES 11/F CITIBAK TOWER 8741 PASEO DE ROXAS, MAKATI CITY	NON	B	8,691,873.00	0.869830 %

MANILA ELECTRIC COMPANY
List of Top 20 Stockholders (Consolidated)
December 31, 2003

Rank	Shareholder #	Name / Address	Nat	Class	Number of Shares	Percentage
11	1100045147	HOME DEVELOPMENT MUTUAL FUND RM. 407 4F INVESTMENT DEPT., THE ATRIUM OF MAKATI BLDG., MAKATI AVE., MAKATI CITY	FIL	A	1,168,811.00	0.116967 %
				B	1,192,497.00	0.119338 %
					2,361,308.00	0.236305 %
12	1100128210	BOARD OF ADMINISTRATOR - ESOP C/O MERALCO	FIL	A	1,072,288.00	0.107308 %
				B	715,708.00	0.071624 %
					1,787,996.00	0.178932 %
13	1100071377	PHILIPPINE HEALTH INSURANCE CORPORATION 8TH FLOOR, PHIL. HEART CENTER BLDG., EAST AVENUE, QUEZON CITY	FIL	A	1,731,177.00	0.173246 %
14	1100047653	INSULAR LIFE ASSURANCE COMPANY INSULAR LIFE BLDG., AYALA AVE., MAKATI, METRO MANILA	FIL	B	1,528,560.00	0.152969 %
15	1100057658	METROPOLITAN BANK & TRUST COMPANY METROBANK PLAZA, SEN. GIL J. PUYAT AVENUE, MAKATI, METRO MANILA	FIL	A	730,080.00	0.073062 %
				B	730,080.00	0.073062 %
					1,460,160.00	0.146124 %
16	1100048347	THE INSULAR LIFE ASSURANCE COMPANY, LTD. INSULAR LIFE BLDG., AYALA AVENUE, MAKATI, METRO MANILA	FIL	A	1,391,648.00	0.139268 %
17	1100117604	THE INSULAR LIFE ASSURANCE COMPANY, LTD. 6781 AYALA AVENUE, MAKATI, METRO MANILA	FIL	A	39,860.00	0.003989 %
				B	1,326,541.00	0.132752 %
					1,366,401.00	0.136741 %
18	1100030753	FIRST METRO INVESTMENT CORPORATION GROUND FLOOR, WELLINGTON BLDG., PLAZA LORENZO RUIZ, BINONDO, MANILA	FIL	B	1,000,001.00	0.100074 %
19	1100051430	MANUEL M. LOPEZ &/OR MA. TERESA L. LOPEZ THE BUSTLE PENTHOUSE, RIZAL TOWER, RESEDENTIAL DRIVE, ROCKWELL CENTER, MAKATI CITY	FIL	A	306,633.00	0.030686 %
				B	672,288.00	0.067278 %
					978,921.00	0.097964 %
20	1100015026	CONCEPCIONS' AND/OR ARANETA C/O RAUL CONCEPCION NO. 17 TANGILE RD., NORTH FORBES PARK, MAKATI CITY 1219	FIL	A	15,331.00	0.001534 %
				B	688,539.00	0.068905 %
					703,870.00	0.070439 %

MANILA ELECTRIC COMPANY
List of Top 20 Stockholders (Consolidated)
December 31, 2003

Rank	Shareholder #	Name/Address	Nat	Class	Number of Shares	Percentage
		(CLASS A)			536,841,010.00	89.542286 %
		(CLASS B)			360,746,593.00	90.249288 %
		SUB-TOTAL			897,587,603.00	89.825100 %
		(CLASS A)			62,698,082.00	10.457714 %
		(CLASS B)			38,975,776.00	9.750712 %
		OTHER STOCKHOLDERS (69359)			101,673,858.00	10.174900 %
		GRAND TOTAL			999,261,461.00	100.000000 %

[signature]

ANGELO G. MACABUHAY
OPERATIONS MANAGER
SECURITIES TRANSFER SERVICES, INC.

(3) Dividends

There were no cash dividends declared by the issuer in favor of Class "A" and Class "B" shares for the two (2) most recent years ended December 31, 2002 and 2003.

The issuer's loan agreements contain restrictions with respect to, among others, payments of dividends subject to certain conditions. Said agreements provide that Meralco shall not declare or pay any dividends (other than dividends on preferred shares or stock dividends) which in respect to Class "A" and Class "B" of its common shares would exceed 80% of Meralco's net income after taxes during the preceding financial year and reduce its debt-to-equity ratio to less than 75:25.

(4) Recent Issuance of Securities Constituting an Exempt Transaction

In 2003, common shares arising from cancelled subscriptions under the ESOP 11th Offering in 1999, were subscribed by qualified participants under the repurchase option approved by the SEC. The remaining allocation to the Plan of about 12 million common shares was offered for sale during the ESOP 12TH Offering ("Centennial Offering") from December 16 to 31, 2003 as approved by the SEC.

The approval of the Company's application for its ESOP 11th Offering repurchase option and exemption from the registration requirements for the re-issuance of the common shares covered by said Plan was confirmed by the SEC through a resolution on February 20, 2003. Citing the fact that the subject offering is limited to the remaining participants of the Company's ESOP and the small amount involved, the SEC resolved that the proposed re-issuance of the cancelled unpaid option shares representing 40% of the participants' original subscriptions is exempt from registration under Section 10.2 of the Securities Regulation Code.

Item 6. MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

PART III FINANCIAL INFORMATION
(Per "Annex C" SRC Rule 12)

(A) Management's Discussion and Analysis (MD & A) or Plan of Operation

(1) Plan of Operation - Not Applicable
(2) Management's Discussion and Analysis

(a) Full fiscal years

Introduction

Meralco is the largest electric power distribution company and the largest private sector utility in the Philippines. The company has a franchise, recently consolidated from 50 separate franchises and valid for 25 years from June 2003, to distribute electricity throughout the greater metropolitan Manila area as well as nearby areas on the island of Luzon, covering a population of approximately 19.6 million people. With an estimated electrification rate (defined as the estimated proportion of households with electricity out of all households within the franchise area) of approximately 97%, Meralco's franchise area covers 23 cities and 88 municipalities, including the most urbanized and industrialized areas in the Philippines, and accounts for approximately 25% of the Philippine population, approximately 58% of all electricity sales in the Philippines and approximately 50% of the country's GDP.

Meralco's business is subject to extensive government regulation, principally by the Energy Regulatory Commission (ERC). The terms of Meralco's franchise, the terms and conditions of its services, the rates that it charges its customers, its rates of return and recoverable costs, the prices at which it purchases power and the areas in which it is allowed to operate, as well as many other aspects of its operations, are all subject to the approval of the Energy Regulatory Commission (ERC), other government agencies or Congress. With the enactment and implementation of Electric Power Industry Reform Act (EPIRA), the Philippine power industry continues to undergo various forms of restructuring affecting all principal sectors of the industry – generation, transmission, distribution and supply. The company believes that it is likely to benefit from further power industry restructuring in important respects, principally by introducing more efficient energy markets. However, the company cannot predict the complete impact of the reform program on the company and other participants in the Philippine power industry and principal elements of the program remain to be implemented.

(i) Any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonable likely to result in the registrant's liquidity increasing or decreasing in any material way.

The major factors affecting the company's financial condition and results of operations are:

- Regulated Rates and Cost Recoveries.
- Electricity Supply.
- Philippine Economic Conditions.
- Exchange Rates.
- Industry Restructuring.

Regulated Rates and Cost Recoveries

The company's rate structure, allowed returns and permitted cost recoveries are the most significant determinants of its operating results. The company's rates are set (with the approval of the ERC) to permit the company to earn a reasonable rate of return on investments it makes toward provision of electric service and are based on the company's Return On Rate Base (RORB). The company's rate structure also permits the company to pass through to its customers certain increases in its costs resulting from increases in purchased power costs, effects of peso depreciation and system loss.

Pursuant to the Supreme Court's final ruling in April 2003, RORB is calculated for regulatory purposes as operating income before operating income tax, divided by rate base, defined as the sum of the appraised value of the company's net utility plant in service at the end of the relevant period plus one-sixth of the company's annual operation and ,maintenance expenses. The previous formula generally resulted in a lower figure for RORB than the formula currently applied. The Supreme Court's decision resolved a series of ERB and court decisions and appeals that began in 1998. The Supreme Court's order required application of the current formula retroactive to February 1994, and ordered a refund of resulting overcharges for the period from February 1994 through May 2003. Before the issuance of the Supreme Court's April 2003 ruling, RORB for regulatory purposes was calculated on a different basis under which operating income was determined after operating income tax and rate base was calculated based on the average of the appraised values of the company's utility plant in service at the beginning and end of the relevant period and also included one-sixth of annual power purchase expense for the relevant period.

As the appraised value of utility plant in service takes account of replacement cost, Meralco's rate base takes into account the effects of inflation and exchange rate fluctuations on its investment in utility plant when basic distribution rates are adjusted from time to time with ERC approval. The ERC (formerly the Energy Regulatory Board or ERB) has approved seven increases in the company's basic rates since 1981 and the most recent increase was granted in November 2003. Historically, Meralco's rate increase applications have been calculated based on a maximum RORB of approximately 12% (a level of RORB that the Supreme Court stated was a reasonable rate of return in a 1966 decision). In the past, the then ERB typically has granted Meralco rate increases based on an allowable RORB of 10.5%. All these RORB calculations were based on the formula for calculating RORB that was applied before May 2003. In the rate increases for the company approved in May and November 2003, the ERC has approved tariffs for the company based on the company's weighted average cost of capital for 2000 of 15.5%, as determined by the ERC. These tariff increases set the RORB to 15.5% for the respective years covered by the rate increase petition using the formula applied since May 2003.

The Purchased Power Adjustment (PPA) and the Currency Exchange Rate Adjustment (CERA) previously allowed the company to pass on automatically to its customers increases and decreases in purchased power costs and the effects of peso depreciation on principal repayments of foreign currency-denominated debt and operation and maintenance expenses. Under new rules promulgated by the ERC, the Generation Rate Adjustment Mechanism (GRAM) and Incremental Currency Exchange Rate Adjustment (ICERA) have replaced the former PPA and CERA mechanisms. The GRAM and the ICERA still allow the company to pass through increases or decreases in power purchase costs and some of the effects of peso depreciation. However, GRAM and ICERA adjustments may only be made quarterly (except in relatively extraordinary circumstances) based on applications by the company and will require ERC approval. In order to mitigate the effect of the time lag between the company's incurrence of increased costs and the recovery of those increased costs pursuant to approved adjustments, the GRAM and the ICERA each allow adjustments to include a carrying charge representing the financing costs associated with the deferral of recovery at the 91-day Treasury Bill rate plus 300 basis points, but not exceeding 12%.

The company's recovery of costs arising from system loss through the system loss charge in its unbundled rates is limited to expenses of system loss of up to 9.5% of the total power purchased by the company. System loss refers to electrical energy lost due to technical losses and non-technical losses mainly due to pilferage. System loss is calculated as: one minus the fraction obtained by dividing (x) the total power sold and used by the company by (y) the total power purchased by the company. The company's system loss levels have been in excess of this 9.5% cap, increasing from 10.18% to 10.85% from 2000 through 2002. For the year ended December 31, 2002, the company's unrecoverable system loss over the 9.5% cap on recoverable system loss was 1.35% which equaled ₱1,351 million. System loss for the full year 2003 was 10.85%. The company estimates that, based on its 2003 purchased power cost, its pre-tax income is reduced by approximately ₱1,100 million for every percentage point that the company's actual system loss exceeds the cap.

Electricity Supply

Meralco does not operate its own generation capacity and must purchase all of the power that it distributes from bulk suppliers, such as NPC and IPPs. Meralco is dependent on NPC for power, although its dependence has been decreasing in recent years and the company expects to further reduce its dependence on NPC in the future by purchasing more electricity from IPPs. For the year 2003, the company purchased approximately 58.7% of its requirements from NPC, down from 64.7% for the full year in 2002 and 89.5% for the full year in 2001. Meralco's 10-year power purchase agreement with NPC expires in December 2004, which will allow the company to source more of its power from other sources, such as IPPs with which the company has contracted. In addition, as part of the ongoing restructuring of the power industry under EPIRA, the Wholesale Electricity Spot Market (WESM) is expected to be established in the near future to provide a wholesale spot market for power supply which the company will be able to tap.

Philippine Economic Conditions

In recent years, the company has been adversely affected by a general economic slowdown in the Philippines and elsewhere in the world, which has resulted in lower than expected electricity demand, particularly among the company's industrial customers. From 1998 through 2002, the Philippine GDP grew at a compound annual rate of approximately 3.2% (in constant 1985 pesos), compared to 4.5% during the period from 1993 to 1997. Peak demand on the company's system grew at a compound annual rate of 4.8% during the period from 1998 to 2002 and 8.2% during the period from 1993 – 1997.

Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the company's operating results and financial condition in a number of respects. While all the company's revenues are denominated in pesos, approximately 87% of the principal amount of the company's indebtedness, most of the company's capital expenditures, a substantial portion of the company's power purchase costs and interest expense and a small portion of the company's operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from P26.376 : US$1.00 on June 30, 1997, to P55.586 : US$1.00 as of December 31, 2003.

Increases in power purchase costs that are indexed to the U.S. dollar will be recoverable under the GRAM, subject to ERC approval, as increased generation costs to the company. Adjustments approved pursuant to the ICERA mechanism will permit the company to recover increased expenses arising from peso depreciation insofar as they relate to increases in the company's foreign currency-denominated operation and maintenance expenses and principal payments on foreign currency-denominated debt. However, increases in foreign currency-denominated capital expenses and interest expense are not adjusted for under ICERA. Approval of adjustments to the company's basic distribution rates (which have been granted seven times since 1981) would be required to order to recover increased capital expenses through an increase in the company's rate base. Adjustments granted pursuant to the GRAM and the ICERA are deferred and amortized as amounts are recovered through adjustments in customers' billings. Foreign exchange losses from increases in interest expense on foreign currency denominated debt are reflected in the company's financial statements under "interest and other financial charges."

Following a period of significant peso depreciation, the consequences to the company could also include the following:

- In peso terms, the amounts payable for debt service, capital and operation and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the company's payment obligations or budgeted capital and other spending. The company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the company's rates and pass-through costs.

- The principal amount of, and interest expense on, the company's foreign currency-denominated debt will increase at relevant period-end dates for purposes of financial reporting and determination of compliance with the company's financial covenants. This increase can result in immediate adverse movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

- The company will not be able to apply to the ERC for approval of adjustments under the ICERA more frequently than quarterly (except in extraordinary circumstances such as a sudden and severe depreciation of the peso). The ERC has 45 days to evaluate ICERA adjustment applications, after which they are deemed approved. Under some circumstances, however, the company could incur a delay of up to twelve months between the time ICERA-related costs are incurred and the time the adjustments are fully recovered from customers.

Industry Restructuring

Under EPIRA, a fundamental restructuring of the Philippine power industry is under way, which could require significant adaptations by the company in its business. These restructuring measures include:

- The deregulation of, and introduction of competition in, power generation and supply activities and pricing;

- The privatization of NPC's power generating assets;
- The unbundling of the relative costs of the various segments of the power generation, supply, transmission and distribution chain in bills to customers;
- The implementation of open access to available capacity on distribution networks for delivery of power to consumers based on payment of transmission or wheeling charges;
- Freedom of consumers to choose electricity suppliers;
- The implementation of the wholesale electricity spot market, or WESM; and
- Removal of cross-subsidies between different customers and geographic areas built into rates for supply and distribution of electricity, under which Meralco's customers and franchise territory have borne net subsidies for other customers and regions.

Recent Developments

June 2003 Rate Increase

In May 2003, the ERC approved a tariff increase averaging ₱0.17 per kWh over the levels in effect in May 2003, after the reduction of rates ordered by the Supreme Court in April 2003. The increase consisted of a ₱0.0835 per kWh increase reflecting higher generation and transmission charges and a ₱0.0865 per kWh distribution charge increase for Meralco. This adjustment was based on the company's assets in service as of 1998, as appraised in 1999. The tariff increase was implemented in customer bills beginning in June 2003.

January 2004 Provisional Rate Increase

To update its tariffs to reflect more recent cost levels, the company filed a petition with the ERC on October 10, 2003 to increase its tariffs by an average of P0.1358 per kWh over the rates in effect after the rate increase granted in June 2003. This proposed increase was based on the company's assets in service as of 2002, as appraised in December 2002. On November 27, 2003, the ERC provisionally authorized the company to implement a P0.12 per kWh increase in its tariffs starting January 2004. Under the implementing rules and regulations promulgated pursuant to EPIRA, the ERC has up to one year from the issuance of the provisional approval to finally decide on Meralco's petition. Various consumer groups and government figures, including President Macapagal-Arroyo, have expressed opposition or concern over this provisionally approved rate increase and final approval by the ERC will require a process of hearings and filings with the ERC. On December 23, 2003, the Freedom from Debt Coalition filed a petition for a restraining order, prohibition and injunction against Meralco and the Energy Regulatory Commission for the rate increase. On January 13, 2004, the Supreme Court issued a Status Quo Order. The order stopped the implementation of the temporary rate increase.

Customer Refund

In April 2003, after extensive contests and appeals by the company, the Philippine Supreme Court affirmed its decision ordering the company to pay a refund, estimated to be ₱30,323 million based on operational data of the company as of May 2003 that the Energy Regulatory Board, or ERB, the predecessor to the ERC, had claimed the company overcharged its customers from February 1994 to May 2003. The Supreme Court ruled that the company had improperly included operating income tax in its operating expenses for purposes of calculating its return on rate base, or RORB. This had the effect of reducing the permitted level of the company's rates from February 1994 to May 2003 by P0.167 per kWh.

The company has reached an agreement with the ERC to carry out the refund in four phases. Phase One, which involved refunds totaling approximately ₱2,170 million to residential and commercial customers consuming 100 kWh or less of electricity per month, was approved by the ERC in June 2003. Phase Two, which involves refunds of approximately ₱4,559 million to residential and commercial customers consuming 101 – 300 kWh per month, has also been approved by the ERC and is expected to be completed in February 2004. Phases One and Two represent approximately 22% of the total refund but still satisfy the company's refund obligations to approximately 82% of the customers entitled to the refund.

A schedule for Phase Three, which will involve estimated refunds of approximately ₱4,905 million to residential and commercial customers consuming more than 300 kWh of electricity per month, has been approved by the ERC in an order issued in November 2003. According to the order, Phase Three payments are to commence in January 2004 and should be completed in June 2004. Meralco filed a Motion for Reconsideration, petitioning the ERC to extend the duration of the period to make Phase Three payments up to December 2004. On February 13, 2004, the ERC ruled favorably on the Motion for Reconsideration.

Phase Four will involve estimated refunds totaling approximately ₱18,689 million to commercial and industrial and street-lighting customers, which include the company's highest usage customers. In order to limit the financial burden imposed by the refund, the company has proposed to the ERC that the Phase Four refunds of approximately ₱18,689 million be paid over a period of five years starting in May 2005. The ERC's decision on the company's proposed schedule for paying the Phase Four refunds remains pending.

Income Tax Refund

As a result of the customer refunds discussed in the previous section, the company has effectively overpaid income taxes estimated at ₱8,902 million. This amount represents the income tax effect of the ₱0.167 per kWh rate charged to customers from February 1994 to December 31, 2002, which formed part of the company's revenue for such periods totaling ₱28,728 million. The company amended its income tax returns for

1999 and 2002. For the year ended December 31, 1999, overpaid income taxes amounted to ₱1,126 million and was set up as an asset. For the year ended December 31, 2002, the amended provision for income tax represents the minimum corporate income tax. The amendment of income tax returns for December 31, 2002 resulted in an additional overpayment of income tax of about ₱202 million, which increased the total overpayment for the year December 31, 2002 to ₱495 million. As of December 31, 2002, total overpayment of income tax amounted to ₱1,621 million which was applied as a credit against 2003 income tax payments. Under existing BIR procedures, a taxpayer may file amended income tax returns within a period of three years after the relevant tax year and may pursue a tax refund or tax credit within a period of two years from the date of the erroneous payment. However, under the new Civil Code and rulings of the Supreme Court, the company believes that it has six years within which to file claims for erroneously paid income taxes from the date of the erroneous payments. The company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,119 million. The company is still discussing with the Bureau of Internal Revenue the issues pertaining to the recovery of income taxes paid on previously reported revenues that will be refunded to the customers. This contingent asset is not recognized in the financial statements unless the realization of income is virtually certain.

Settlement with NPC

In July 2003, the company signed a settlement agreement with NPC that remains subject to ERC approval and resolves a dispute relating to its 10-year Contract for Sale of Electricity, or CSE, with NPC entered into in 1994. Under the CSE, the company committed to purchase a minimum quantity of power annually from NPC. However, a number of disputes arose in the wake of the slowdown in the economy and in the growth of electricity demand in the Philippines. Since 2002, the company was purchasing less power than the stated minimum. Under the settlement, the company's power purchase commitment to NPC will be reduced during the remaining contract term through 2004 and the company will pay NPC a net amount of P20,050 million in installments from the time the agreement is approved by the ERC through the end of 2009, as the cost of this settlement amount is recovered from the company's customers in the form of increased generation charges. On November 24, 2003, NPC and the parent company both submitted the Settlement Agreement to the ERC for its approval. The following day, the Parent Company filed a motion for the consolidation of both cases.

Results of Operations

Year ended December 31, 2003 compared to Year ended December 31, 2002

Consolidated Operating Revenues. For the year ended December 31, 2003, Meralco and Subsidiaries achieved consolidated operating revenues of ₱135,035 million, an increase of 12.5% over the ₱120,044 million achieved in the same period in 2002. This increase was driven primarily by a 4.4% increase in sales volume by the parent company.

The increase in parent company's revenue was also driven by an increase in purchased power costs. Due to the refund ordered by the Supreme Court in April 2003, operating revenues for the period from January 2003 to May 2003 reflect the reduction of permitted distribution rates by ₱0.167 per kWh totaling 1,595 million. Parent company's operating revenues from June 2003 reflect an upward rate adjustment approved by the ERC in May 2003 of P0.0865 per kWh over the rates in effect prior to the rate reduction ordered by the Supreme Court.

Operating expenses. Consolidated Operating expenses for the year ended December 31, 2003, increased to ₱129,037 million, or 8.8% over the ₱118,552 million in operating expenses for the same period in 2002.

	Year Ended December 31,		
	2003	2002	Change
	(in millions)		
Recoverable purchased power	110,076	98,631	11.6%
Operations and maintenance	10,784	10,415	3.5%
Depreciation and amortization	4,576	5,215	(12.2%)
Taxes other than income tax	1,728	2,891	(40.2%)
Cost of contracts and services	585	906	(35.4%)
Real estate sold	1,288	494	160.7%
Total	129,037	118,552	8.8%

The increase in consolidated operating expenses was primarily due to an increase in the company's purchased power costs. Parent Company's recoverable purchased power cost for the year ended 2003, were ₱110,076 million, or 11.6% over the ₱98,631 million in purchased power cost for the same period in 2002. The increase in purchased power cost was due to a 4.3% increase in volume purchased as well as an increase in cost per kWh.

Consolidated operation and maintenance expenses increased by 3.5% to ₱10,784 million for the year ended December 31, 2003, compared with ₱10,415 million in the same period in 2002, due primarily to increase in retirement expense, and provision for various tax assessments and legal claims.

Consolidated depreciation and amortization declined by 12.2% from ₱5,215 million for the year 2002, to ₱4,576 in same period in 2003, primarily due to a reduction in the current replacement cost in depreciable utility plant and others, resulting in a lower base of depreciable assets.

The Parent Company's account, *Taxes other than income tax* decreased by 40.2% from ₱2,891 million in the twelve months ended December 31, 2002, to ₱1,728 million in the twelve months ended December 31, 2003, due to a change in the treatment of franchise taxes. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which were implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rates.

Cost of contracts and services, a subsidiary account, decreased by 35.4% from ₱906 million in 2002 compared to ₱585 million of last year primarily due to a decrease in construction contracts.

Real estate sold, also a subsidiary account of Rockwell Land Corporation, increased by 160.7% from ₱494 million in 2002 to ₱1,288 million in 2003 due mainly to the intensified marketing campaigns particularly on "Manansala", a residential condominium.

Operating Income. As a result of the foregoing, consolidated operating income increased 302% from ₱1,492 million in 2002, to ₱5,998 million in 2003.

Other Income (Charges). During the year ended 2003, other income (charges) were ₱4,524, a decrease of approximately 38.9% over the ₱7,402 million in other income (charges) for the year ended December 31, 2002.

	Year Ended December 31,		
	2003	2002	Change
	(in millions)		
Interest and other charges – net	(3,229)	(3,840)	(15.9%)
Unrecoverable purchased power	(1,508)	(1,351)	11.6%
Equity in net earnings of investee Companies	207	306	(32.4%)
Recovery of (provision for) probable losses on disallowed receivables	6	(1,639)	(100.4%)
Write-off of disallowed receivables	0	(878)	(100.0%)
Total	(4,524)	(7,402)	(38.9%)

Interest and other charges - net for the year ended December 31, 2003, declined by 15.9% in comparison to the twelve months ended December 31, 2002, from ₱3,840 million to ₱3,229 million due to a lower debt level.

Parent Company's unrecoverable purchased power above the 9.5% cap on recoverable system loss totaled ₱1,508 million for the year ended December 31, 2003, an increase of 11.6%, over the total of ₱1,351 million for the year ended December 31, 2002. Although the system loss level was maintained at 10.85% in 2003, the same level as in 2002, the increase in the unrecoverable purchased power amount was caused by the increase in purchased power cost per kilowatthour.

Consolidated equity in net earnings of investee companies decreased from ₱306 million in 2002, to ₱207 million for the year ended December 31, 2003, due mainly to the decrease in equitized earnings from First Private Power.

Recovery of (provision for) probable losses on disallowed receivables. In 2002, the Parent Company made a provision for disallowed recoveries of ₱1,639 million. Of this amount, ₱829 million is accounted for by the Quezon Power Phils., Ltd. (QPPL) transmission line fees and ₱810 million is accounted for by the VAT savings reflected as part of the mandated residential rate reduction. On January 26, 2004, the Energy Regulatory Commission (ERC) allowed the recovery of approximately ₱1,798 million in VAT savings reflected as part of the mandated residential rate reduction, ₱810 million of which had been provided for in 2002. As a result, that ₱810 million was reversed in 2003. Adjustments to the QPPL transmission line fee component resulted to a net provision of ₱405 million. Provisions for NPC's penalty on energy imbalance charges were also recorded at ₱399 million. The foregoing adjustments resulted to a net recovery of ₱6 million in 2003.

Write-off of disallowed receivables. For the year ended 2002, the parent company wrote-off ₱878 million to recognize the portion of deferred PPA pertaining to anti-pilferage expenses that the ERC disallowed the company to recover.

Income from Ordinary Activities before Extraordinary Loss. As a result of the foregoing, the company posted a consolidated income from ordinary activities for the year ended 2003, totaling ₱907 million compared to a loss from ordinary activities of ₱4,364 million for the year 2002.

Extraordinary Loss. An extraordinary loss was recorded in 2002 as a result of the Supreme Court's April 2003 decision where refunds from February 1994 to December 2001, amounting to ₱23,817 million, net of tax effect for 1999 of ₱1,126 million, were accounted for.

Consolidated Provision for (Benefit from) Income Tax. Consolidated provision for income tax for the year ended December 31, 2003, was ₱505 million, a significant increase from ₱(1,359) million benefit for the year 2002, primarily due to the income posted for the year 2003.

Consolidated Net Income (Loss). As a result of the foregoing, net income for the year ended 2003, was ₱907 million, compared to a ₱28,181 million net loss in the same period in 2002. The significant increase was mainly due to the extraordinary loss – net of tax effect of ₱23,817 for the year 2002 caused by the rate refund ordered by the Supreme Court.

Proceeds from long-term loans with various multilateral and bilateral institutions of the Parent Company totaled ₱421 million in 2003 as compared to ₱45 million in 2002, which were used for system upgrading and expansion of distribution facilities.

Capital expenditures of the Parent Company in 2003 was ₱6,435 million, 1.1% lower than the 2002 level of ₱6,505 million. The Company limited capital expenditures due to budget constraints, wherein capital projects were prioritized according to importance.

Cash dividends paid out to preferred stockholders decreased by 75.7% from ₱74 million in 2002 to ₱18 million in 2003 primarily due the financial crisis brought about by the rate refund ordered by the Supreme Court.

Unappropriated Retained Earnings bounced back from a deficit of ₱(11,664) million in 2002 to earnings of ₱2,951 million, primarily due to the income posted for the year 2003 and the transfer of appropriated retained earnings amounting to ₱12,600 million.

Basic Earnings Per Common Share on Net Income (Loss) excluding depreciation on appraisal increase for the period under review increased by 106.6% from ₱(27.289) in 2002 to ₱1.791 in 2003 due mainly to the income posted in 2003.

Year ended December 31, 2002 compared to Year ended December 31, 2001

Consolidated Operating Revenues. The company achieved consolidated operating revenues of ₱120,044 million for the year ended 2002, representing a 9.5% decrease compared to 2001 operating revenues of ₱132,710 million. The decrease in operating revenues was mainly due to the reduction in Parent Company's distribution rates by ₱0.167 per kWh as a result of the Supreme Court decision in April 2003. The decrease was also brought about by a reduction in the cost of power purchased from NPC, which was implemented pursuant to an executive order issued by Philippine President Macapagal-Arroyo in May 2002 reducing NPC's rates by capping the purchased power cost adjustment component of its rates at ₱0.40. Total sales volume increased by 0.6%, reflecting sales volume increase in the residential sector of 0.2%, the industrial sector of 0.9% and the commercial sector of 0.7%.

Consolidated Operating Expenses. Operating expenses decreased by 6.8% to ₱118,552 million in 2002 from ₱127,252 million in 2001.

	Years Ended December 31,		
	2002	2001	Change
	(in millions)		
Recoverable purchased power	₱98,631	P106,279	(7.2%)
Operations and maintenance	10,415	10,333	0.8%
Depreciation and amortization	5,215	5,059	3.1%
Taxes other than income tax	2,891	2,981	(3.0%)
Cost of contracts and services	906	988	(8.3%)
Real estate sold	494	1,612	(69.4%)
Total	118,552	127,252	(6.8%)

The decrease in consolidated operating expenses was primarily due to a decrease in the cost of recoverable purchased power of 7.2% (from ₱106,279 million in 2001 to ₱98,631 million in 2002). Operation and maintenance expenses increased slightly by 0.8% from ₱10,333 million in 2001 to ₱10,415 million in 2002 due primarily to scheduled increases in salaries and employee benefits under the company's collective bargaining agreement and provisions for obsolete inventory.

Depreciation and amortization increased by 3.1% (from ₱5,059 million in 2001 to ₱5,215 million in 2002), reflecting additional utility plant equipment and other items placed in service and the booking of appraisal revaluation for the year which increased the base of depreciable assets of the parent company.

Taxes other than income tax, a parent company's account, decreased 3.0% from ₱2,981 million in 2001 to ₱2,891 million in 2002 due to a decline in operating revenues.

Consolidated Operating Income. As a result of the foregoing, operating income decreased by 72.7% from ₱5,458 million in 2001 to ₱1,492 million in 2002.

Consolidated Other Income (Charges). During 2002, consolidated other income (charges) were ₱(7,402) million, an increase of approximately 103.6% over the ₱(3,635) million in non-operating expenses for 2001.

	Years Ended December 31,		
	2002	**2001**	**Change**
	(in millions)		
Interest and other charges – net	P(3,840)	P(3,287)	16.8%
Provision for probable losses on disallowed receivables	(1,639)	–	(100.0%)
Unrecoverable purchased power	(1,351)	(953)	41.8%
Write-off of disallowed receivables	(878)	–	(100.0%)
Equity in net earnings of investee companies	306	605	(49.4%)
Total	(7,402)	(3,635)	103.6%

Consolidated interest expense and other charges – net for the year ended December 31, 2002, rose by16.8% in comparison to the year ended December 31, 2001 from ₱3,287 million to ₱3,840 million because of lower interest income, the higher cost of debt and depreciation of the peso. Average interest rates for 2002 were 6.6% for foreign loans and 11.5% for domestic loans compared to 6.4% and 10.6% last year. The peso depreciated from an average of ₱51.22 in 2001 to ₱52.00 in 2002.

After having made no provision for disallowed recoveries in 2001, the company made *provision of ₱1,639 million for disallowed recoveries* in 2002 due to the ERC's potential disallowance of recoverability of a portion of deferred PPA pertaining to QPPL transmission line fees and the ERC's potential disallowance of recovery of VAT savings which have been passed on to the company's residential customers.

Unrecoverable purchased power above the 9.5% cap on recoverable system loss increased by 41.8% from ₱953 million in 2001 to ₱1,351 million in 2002 due to the increased level of system loss from 10.39% in 2001 to 10.85% in 2002 and the higher cost of purchased power per kWh.

After having made no provision for *write-off of disallowed receivables* in 2001, the company made provision for write-off of disallowed receivables of ₱878 million in 2002 due to ERC's disallowance of recovery relating to anti-pilferage expenses. The remaining balance of disallowed anti-pilferage expenses of ₱401 million has been reflected as a reversal of 2002 revenues.

Equity in net earnings(losses) of investee companies decreased by 49.4% from ₱605 million in 2001 to ₱306 million in 2002 mainly due to losses derived from two subsidiaries.

Consolidated income (loss) from ordinary activities before income tax and extraordinary loss. As a result of the foregoing, income before income tax declined from ₱1,823 million in 2001 to a loss of ₱(5,910) million in 2002 primarily due to the reduction in distribution rates ordered by the Supreme Court which brought operating income down and various provisions made pertaining to the deferred purchased power adjustments which were disallowed for recovery by the ERC totaling ₱2,918 million.

Income Tax; Effective Tax Rates. Provision for (benefit from) income tax decreased from ₱838 million in 2001 to ₱(1,359) million in 2002 due to the loss incurred for the year. In 2002, the company paid the minimum corporate income tax of 2% of gross income instead of the regular corporate income tax of 32% of taxable income. The effective tax rate in 2001 is 43.5% due to the non-deductibility of depreciation on appraisal increase for tax purposes.

Extraordinary Loss. As a result of the Supreme Court's April 2003 decision, refunds from February 1994 to December 31, 2001, amounting to ₱23,817 million, net of tax effect for 1999 of ₱1,126 million, were accounted for as an extraordinary loss in the 2002 statement of income.

Consolidated Net Income (Loss). As a result of the foregoing, the company posted a net loss for 2002 of ₱28,181 million compared to net income in 2001 of ₱1,352 million.

Year ended December 31, 2001 compared to Year ended December 31, 2000

Consolidated Operating Revenues. Parent Company's operating revenues for 2001 were ₱129,400 million, a 24.8% increase over 2000 revenues of ₱103,691 million. This was due to the pass-through of increases in purchased power costs from NPC and other suppliers, as well as an increase in sales volume. Total sales volume increased by 3.7%, reflecting sales volume increase in the residential sector of 3.3%, in the industrial sector of 2.3% and in the commercial sector of 5.3%. On a consolidated basis, operating revenues increased by 24.3%, from ₱106,750 million in 2000 to ₱132,710 million in 2001, mainly due to increased sales volume of parent company and sales to real estate, specifically Rockwell Land Corp.

Operating Expenses. Consolidated operating expenses increased by 26.6% to ₱127,252 million in 2001 from ₱100,528 million in 2000.

	Years Ended December 31, 2001	2000	Change
	(in millions)		
Recoverable purchased power	P106,279	P82,719	28.5%
Operations and maintenance	10,333	8,566	20.6%
Depreciation and amortization	5,059	4,370	15.8%
Taxes other than income tax	2,981	2,404	24.0%
Cost of contracts and services	988	1,116	(11.5%)
Cost of real estate	1,612	1,353	19.1%
Total	127,252	100,528	26.6%

The increase in consolidated operating expenses was due to an increase in the cost of recoverable purchased power of 28.5% (from ₱82,719 million in 2000 to ₱106,279 million in 2001) due primarily to an increase in volume of electricity purchased and a 23.8% increase in the average per kWh prices of power from NPC and other suppliers. The increase in the power suppliers' average prices was due to the falling value of the peso, which increased the fuel costs and other dollar-denominated costs of electricity producers, and higher average production costs of IPPs because the IPPs were dispatched at less than MEQ. 2001 is the first full year of IPP operations.

Consolidated Operation and maintenance expenses increased by 20.6% from ₱8,566 million in 2000 to ₱10,333 million in 2001 due primarily to higher costs of salaries and contracted services.

Depreciation and amortization increased by 15.8% (from ₱4,370 million in 2000 to ₱5,059 million in 2001) mainly as a result of the additional depreciation expenses related to various utility plant equipment and other items placed in service and the booking of appraisal revaluation for the year.

Consolidated taxes other than income tax of parent company increased 24% from ₱2,404 million in 2000 to ₱2,981 million in 2001 due to the increase in operating revenues in 2001.

Consolidated Operating Income. As a result of the foregoing, consolidated operating income decreased 12.3% from ₱6,222 million in 2000 to ₱5,458 million in 2001, principally due to a higher rate of increase in operating expense compared to the increase in revenues.

Consolidated Other Income (Charges). During 2001, consolidated other income (charges) were ₱3,635 million, an increase of approximately 37.0% over the ₱2,653 million in non-operating expenses for 2000.

	Years Ended December 31,		
	2001	**2000**	**Change**
	(in millions)		
Interest and other charges – net	P(3,287)	P(2,408)	36.5%
Unrecoverable purchased power	(953)	(583)	63.5%
Equity in net earnings (losses) of investee companies	605	338	79.0%
Total	(3,635)	(2,653)	37.0%

The company experienced an increase of approximately 36.5% in *consolidated interest and other charges – net* from ₱2,408 million in 2000 to ₱3,287 million in 2001 due to the full-year effect of additional debt incurred in 2000. Unrecoverable purchased power costs above the 9.5% cap on recoverable system loss increased by 63.5% from ₱583 million in 2000 to ₱953 million in 2001 due to the increased level of system loss from 10.18% in 2000 to 10.39% in 2001 and higher costs of purchased power. Of the ₱370 million in higher losses approximately ₱200 million was due to system loss, and the balance was due to higher cost of purchased power.

Consolidated equity in net earnings of investee companies increased from ₱338 million in 2000 to ₱605 million in 2001 due to higher income of some subsidiaries.

Income Tax; Effective Tax Rates. Meralco's effective tax rate of 44.0% in 2001 was higher than the effective tax rate of 36.7% in 2000 due to higher depreciation on appraisal increases which is not deductible for income tax purposes.

Consolidated provision for income tax decreased 32.3% from ₱1,554 million in 2000 to ₱838 million in 2001 due to lower taxable income in 2001.

Consolidated Net Income. As a result of the foregoing, the company posted a decline in consolidated net income of 45.7% from ₱2,490 million in 2000 to ₱1,352 million in 2001 due to unrecovered cost of purchased power above the system loss cap, higher depreciation cost, higher interest expenses and higher operations and maintenance expenses.

Liquidity and Capital Resources

The following table shows the company's cash flows on a consolidated basis as of and for the years ended December 31, 2003 and 2002, and 2001:

	2003	December 31, 2002 (in millions)	2001
Cash Flows			
Cash and cash equivalents, beginning	P6,832	P2,966	P5,374
Net cash provided by operating activities	9,878	12,414	4,816
Net cash used in investing activities	(4,964)	(5,431)	(10,840)
Net cash provided by (used in) financing activities	(6,426)	(3,117)	3,616
Cash and cash equivalents	5,320	6,832	2,966

At December 31, 2003, cash and cash equivalents fell to ₱5,320 million compared to P6,832 million at December 31, 2002. Principal sources of cash for the year 2003 were cash flow from operations totaling ₱15,456 million, ₱610 million from issuance of preferred stock and drawings from long-term and short-term credit facilities totaling ₱421 million and ₱500 million, respectively. These funds were used primarily for capital expenditures, including capitalized interest, of ₱6,818 million and debt service payments for short-term debt and long-term debt and interest expense of ₱2,214 million, ₱6,051 million and ₱3,246 million, respectively.

As of December 31, 2002, cash and cash equivalents totaled ₱6,832 million. Principal sources of cash in 2002 were cash flows from operations totaling ₱18,302 million and drawings from existing long-term and short-term credit facilities totaling ₱45 million and P3,129 million, respectively. These funds were used primarily for capital expenditures, including capitalized interest, of ₱6,853 million and debt service payment for short-term debt and long-term debt of P4,631 million and ₱1,888 million, respectively.

Operating Activities

Net cash flows from operating activities in 2002 amounted to ₱12,414 million, an increase of ₱7,598 million or 157.8%, from ₱4,816 million in 2001, mainly due to a significant reduction in purchased power cost by about ₱7,648 million and improved collection performance as manifested by a substantial decrease in ac counts receivables by ₱2,466 million. For the year ended December 31, 2003, net cash flows from operating activities slightly declined to ₱9,878 million compared to ₱12,414 million for the same period in 2002 due to the payment of customer refunds in accordance with the April 2003 Supreme Court order beginning June 2003.

Investing Activities

In 2002, the company's net cash used in investing activities was ₱5,431 million, a decrease of ₱5,409 million, or 49.9%, from ₱10,840 million in 2001 on account of lower capital spending. For the twelve months ended December 31, 2003 and 2002, net cash used in investing activities were P4,964 and P5,431, respectively. Capital expenditures for the twelve months ended December 31 were P6,818 million in 2003 and P6,853 in same period of 2002, a decrease of 0.5%. In 2002, the company spent ₱6,853 million in capital expenditures, a decrease of ₱1,391 million, or 16.9%, in comparison to the ₱8,244 million spent in 2001.

Financing Activities

The company used net cash of ₱3,117 million for financing activities in 2002 compared to net cash provided from financing activities of ₱3,616 million in 2001. The net cash used in financing activities in 2002 was higher than in 2001 mainly because of debt payments amounting to ₱4,631 million on short-term loans and ₱1,888 million on long-term loans. Net cash used in financing activities for the year ended December 31, 2003 and 2002 were ₱6,426 million and ₱3,117 million respectively. Principal repayments on short-term and long-term loans as of the close of the period ended December 31, 2003 totaled ₱8,265 million.

Debt Financing

Consolidated long-term debt, net of current portion, was ₱3,239 million as of December 31, 2002, compared with ₱3,986 million as of December 31, 2001. For year ended December 31, 2003, long-term debt stood at ₱25,281 million as compared with ₱29,486 million for the same period in 2002. The parent company's proceeds from short-term borrowings amounted to ₱3,006 million in 2002 as compared with ₱6,320 million in 2001. Repayments on long-term debts totaled ₱1,179 million in 2002 and ₱1,106 million in 2001. For the year 2003, repayments on long-term debts amounted to ₱5,277 million compared to ₱1,179 million for the same period in 2002.

The parent company's drawings from existing credit facilities during 2002 totaled ₱3,051 million, compared to ₱921 million during the twelve months ended December 31, 2003. Short-term and long-term debt at the end of 2002 totaled ₱33,170 million, a decrease of ₱802 million, or 2.4%, from ₱33,972 million at the end of 2001.

The scheduled maturities of the company's outstanding indebtedness as of December 31, 2003 are as follows:

Period	U.S. Dollar	Amount in Original Currency Japanese Yen	Euro	Philippine Peso	Total Peso Equivalent
		(in millions)			
January 1 to December 31, 2004	100	1,011	4	1,305	7,668
January 1 to December 31, 2005	77	1,011	2	1,815	6,789
January 1 to December 31, 2006	14	1,011	–	124	1,466
2007 thereafter	89	4,046	1	6	7,149
	280	7,079	7	3,250	23,072

Comprehensive Liability Management Plan (CLMP)

On December 4, 2002, the Parent Company announced the creation of a special committee to oversee the formulation and execution of a sustained viability plan and program under the CLMP.

The Parent Company has short-term and long-term maturing in 2004 amounting to P12,954 million. It has various options for refinancing its maturing debts. The Parent Company's short-term lenders have agreed to further extend payment of short-term loans due in March 2004 for another 90 days and will consider further extensions until the Parent Company can complete its refinancing program in 2004.

On June 24, 2003, the Parent Company's stockholders approved the issuance of additional bonded indebtedness of up to US$600 million or its equivalent currencies. The Parent Company filed an application of similar nature with the ERC last September 5, 2003 which was provisionally approved by the ERC on January 9, 2004. Public hearings on the Parent Company's application are currently ongoing.

Contingent Liabilities and Off-Balance Sheet Financing

The company, Meralco Industrial Engineering Services Corporation, or MIESCOR, and Rockwell Land Corporation, or Rockwell, have contingent liabilities with respect to claims, lawsuits and taxes. The company's management, after consultations with outside counsel, believes that the final resolution of these claims, lawsuits and tax matters will not materially affect its financial position and results of operations. The company has no off-balance sheet financing.

Equity Financing

The company has issued non-voting, non-convertible redeemable preferred shares to certain customers who are located more than 30 meters from an existing line or wire operated by Meralco in order to finance the installation of additional facilities to connect such customers to Meralco's facilities. The preferred shares earn dividends at 10% per annum and after five years are redeemable at the option of either the company or the holder. As of December 31, 2003, there were 141 million preferred shares issued and outstanding in respect of which P1,407 million of capital had been paid into the company.

(ii) Any events that will trigger direct or contingent financial obligation that is material to the company, including any default or accelaration of an obligation.

Covenants

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (P84,848 million as of December 31, 2003, P78,300 million as of December 31, 2002 and P76,100 million as of December 31, 2001) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisitions of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. In addition, substantially all of the Parent Company's existing loan agreements contain cross default provisions which may render the outstanding loans due and demandable. For the years ended December 31, 2003, 2002 and 2001, the Parent Company did not comply with the minimum required return on net fixed assets of 8% required by two secured creditors. However, the Parent Company has received a waiver on noncompliance to this requirement from one of these secured creditors and has received notice from the other secured creditor that a waiver will be issued subject to certain conditions. In addition, for the years ended December 31, 2003 and 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company, however, continues to service the principal and interest payments at maturity dates and has not received any demand for payment nor have any of its existing creditors commenced default proceedings.

(iii) All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

Not Applicable.

(iv) Any material commitments for capital expenditures, the general purpose of such commitments, and the expected sources of funds for such expenditures should be described;

2004 Capital Expenditure Requirements

Electric Capital Projects: (in million Pesos)		
a.	System Requirements	₱1,727
b.	Customer Allocation	2,540
c.	Miscellaneous Allocation	1,389
Non Electric Projects		9
Other Capitalized Items		85
	Total Capex	**₱5,750**

To date, the company has met, and expected that it will continue to meet, its capital expenditure requirements primarily from cash flow from operations and long-term borrowings that are primarily foreign-currency denominated.

The company is required by the ERC to take necessary steps, including making necessary capital expenditures, to build and maintain its network so as to meet minimum performance and service requirements and in any event to make capital expenditures in each year at least equal to the amount of depreciation taken in the prior years. Most expenditures on transmission and substation projects, supervisory control and distribution automation, and distribution line projects are non-discretionary. The remaining capital expenditure is discretionary, which encompasses allocation projects, telecommunications projects and other non-electrical capital expenditure. If the actual peak demand is lower than the forecasted demand, a portion of the non-discretionary capital expenditure may become discretionary.

The company has a tentative capital expenditure budget of ₱5,750 million for the year 2004. Due to financial constraints brought about by the refund issue and the inability to restructure and or refinance maturing obligations, the budgeted amount could be trimmed down further to ₱5 billion. Meralco has to prioritize its projects to only those deemed urgent in this year's (2004) project line up. Funding of capital expenditures will be sourced primarily from internally generated cash flow, availments from existing credit lines and borrowings from local and foreign financial institutions.

The ₱5,750 million approved capital expenditure budget is geared to support projects on areas with large concentration of core customers, give priority to correction of normal deficiencies in the system, stretch loading limits of our facilities and initiate practical and cost-effective projects to correct system deficiencies.

(v) Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations should be described.

Rate Applications with ERC

On April 14, 2000, the Parent Company filed with the ERB an application for a P0.30 per kwh rate increase.

In accordance with Section 36 of RA No. 9136, the ERC required the National Power Corporation (NPC) and all the distribution utilities to file their unbundled rate charges within six months from the effectivity of RA No. 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the UFR issued by the ERC on October 30, 2001.

On June 17, 2002, the ERC issued an Order consolidating the Parent Company' s P=0.30 per kwh rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedite the resolution of the rate cases. All records and proceedings of the rate increase application were deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated rate petitions. In the Decision, the ERC granted an Overall Average Tariff Adjustment (OATA) of P0.054 per kwh, compared to the Parent Company' s February 2003 effective selling price of P5.4040 per kwh, not including adjustments due to the Currency Exchange Rate Adjustment (CERA) and the franchise tax. Meanwhile, according to a press statement released by the ERC, the approved rates would lead to an overall Weighted Average Tariff Adjustment (WATA) of P0.22 per kwh when compared to February 2003 rates.

In a filing dated March 31, 2003, the Parent Company manifested that its computations and simulations showed that the unbundled rates approved by the ERC will not result in the OATA mentioned by the Decision nor the WATA found in the ERC' s press statement. The Parent Company also said in its manifestation that it disagreed with a number of the findings, conclusions, and dispositions of the ERC in its Decision. Thus, the Parent Company stated that it would not implement the Decision beginning with its April 2003 billing cycle and it would file a motion asking the ERC to reconsider its March 20, 2003 Decision within the 15- day period allowed following receipt of the Decision.

On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. On May 30, 2003, the ERC released an order resolving the Parent Company' s appeal providing for unbundled tariffs that will result in a total increase of P0.17 per kwh over May 2003 levels, after giving effect to the reduction of rates ordered by the SC in April 2003. This consists of P0.0835 per kwh increase reflecting higher generation and transmission charges and a P0.0865 per kwh increase in Parent Company-related charges (distribution, supply, and metering). The tariff increase was implemented in June 2003.

On October 10, 2003, the Parent Company filed an application at the ERC seeking to adjust Parent Company-related charges by an average P0.1358 per kwh. The Parent Company's rate application was based on (a) an independent appraisal of 2002 assets appraised at an exchange rate of P53.096:US$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in Parent Company-related charges of P0.12 per kwh, effective January 2004. Under the implementing rules and regulations of Electric Power Industry Reform Act (EPIRA), the ERC has up to one year from the issuance of the provisional approval within which to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. The respective memoranda of the parties were submitted to the SC on February 16, 2004. The status quo order remains until lifted by the SC.

Exchange Rates

(As discussed earlier).

(vi) Any significant elements of income or loss that did not arise from the registrant's continuing operations;

There are no significant elements of income or loss not arising from continuing operations.

(vii) The causes for any material changes from period to period in one or more line items of the registrant's financial statements;

MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Noncurrent Assets

- Consolidated Utility Plant and Others at revalued amounts increased from ₱80,481 million to P86,357 million due to construction work in progress completed and the appraisal increase recorded for the year.
- Land held for future developments- at cost ,a Rockwell Land Corporation account, declined by ₱681 million due to the assignment of certain parcels of land as security for loans.

- Other noncurrent assets decreased slightly from ₱23,805 million in 2002 to ₱22,809 million in 2003, mainly due to decreases in the Deferred foreign exchange loss (CERA II) from P7,501 million in 2002 to P6,588 million in 2003, Deferred PPA from P5,757 million in 2002 to P3,487 million in 2003 and Intangible assets from P1,577 million in 2002 to P788 million in 2003.

Current Assets

- Receivables increased from P21,318 million in 2002 to P23,802 million in 2003 due to the increase in revenues.
- Consolidated inventories as of December 31, 2003 decreased from P1,312 million in 2002 to ₱1,202 million , due to a slow down in capital expenditures because of cash flow constraints.
- Deferred income tax assets decreased from P2,049 million to P1,367 million due to the utilization of NOLCO amounting to P753 million.
- Other current assets decreased from P769 million to P468 million due to a reduction in the balance of Advance payments to suppliers from P394 million to P115 million.

Stockholders' Equity

- Preferred Stock increased from ₱837 million in 2002 to ₱1,407 million in 2003 due to the increase in customers requiring the purchase of preferred shares to help finance electric projects.
- Appraisal increase in utility plant and others increased by 5.0% from P26,140 million in 2002 to P27,445 million in 2003 as a result of the asset appraisal completed by the Parent Company in September.
- Reflecting the Net Loss incurred in 2002 amounting to ₱28,181 million as a result of the recognition of an Extraordinary Loss due to the Customer Refund, the Parent Company's Unappropriated Retained Earnings(Deficit) for the year 2002 was P(11,664) million. In 2003, the balance in the Appropriated retained earnings of P12,600 million was transferred to Unappropriated retained earnings to beef up the deficit. In addition, the Net Income earned in 2003 amounting to P907 million resulted to significant improvement in the Unappropriated Retained Earnings amounting to P2,951 million.
- Parent Company Retained Earnings was also adjusted upward for the reversal of self-insurance expenses. Accrual for self-insurance will no longer be done in compliance with International Accounting Standards.

Noncurrent Liabilities

- Customers Refund-noncurrent portion represents the balance of the customers refund not yet due within one year. As of December 31, 2003 this amounted to P18,689 million, lower than the December 31,2002 balance of P22,594 million due to the transfer of the amounts due within one year to the Customers Refund-current account.
- Customers' deposits – noncurrent balance of the Parent Company as of December 31,2003 is ₱13,255 million, 11.2% higher compared to the December 31, 2002 figure of P11,924 million .

(in million pesos)

	2003	2002
Meter and service deposits	9,800	8,898
Interest on Meter and service deposit	3,455	3,026
Total	13,255	11,924

- Estimated liability for project development amounting to ₱1,630 million is the liability of Rockwell Land as agreed upon with contractors for the construction of the "Manansala" condominium project.
- Liability arising from deferred pass-through fuel costs increased from ₱4,544 million in 2002 to ₱8,286 million in 2003 due to additional costs incurred in 2003 amounting to USD 64 million.
- Provisions amounted to P2,870 million in 2003. Of this amount, P2,379 million pertains to the interest differential on meter and service deposits and P491 million pertains to provisions for various tax assessments and legal claims. In 2002, the balance amounted to P2,000 million for the interest differential on meter and service deposits.

Current Liabilities

- Consolidated Notes Payable also decreased by 20.8 %, from ₱7,344 million to ₱5,816 million, due to the partial retirement of parent company's short-term loans.
- Long-term debt –current portion increased from P6,065 million in 2002 to P8,776 million in 2003. This is due to the higher level of debt amortizations scheduled within a one year period.
    - Long-term debt classified as current amounted to P14,155 million due to the reclassification of long-term debt to short term debt as a result of the Company's being in technical default of certain loan agreements.

(viii) Any seasonal aspects that had a material effect on the financial condition or results of operations.

Seasonality

The following table sets forth the company's quarterly sales in gWh.

	2003	2002	2001	2000
		(in gWh)		
Quarterly Sales				
First Quarter	5,470	5,007	5,343	5,055
Second Quarter	6,116	5,948	5,818	5,662
Third Quarter	6,157	5,931	5,820	5,646
Fourth Quarter	6,091	5,936	5,708	5,518
Totals	23,834	22,822	22,689	21,881

The company's business evidences a degree of seasonality on both a quarterly and half-yearly basis. The second and particularly the third quarters are typically periods of greater electricity demand. The first, and to a lesser extent, the fourth quarters tend to be periods of comparatively reduced demand from the company's customers because of cooler temperatures and the reduction of production by industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The company's industrial customers generally increase production during the third quarter and, accordingly, a higher proportion of the company's revenues are earned in the second half of the year.

(b) Additional Requirements as to Certain Issues or Issuers

(i) Debt Issues

A statement that the registrant's net worth exceeds ₱25 million, and if unsecured bonds are to be issued, that the registrant has been in business for three years, unless the Commission based upon a consideration of all aspects of the matter determines that it would not be inconsistent with the public interest to permit a variation of these provisions.

Not Applicable.

MANILA ELECTRIC COMPANY

COMPUTATION OF RATIO OF UNAPPROPRATED RETAINED EARNINGS OVER TOTAL PAID-IN CAPITAL
As of December 31, 2003
(With comparative figures for December 2002)

(In Million Pesos, Except Ratio)

	2003	2002
Preferred stock	1,407	837
Common stock	9,993	9,993
Capital in excess of par value	2,895	2,974
Deposits on subscriptions to preferred stock	101	150
Subscriptions receivable, common stock	(10)	(58)
TOTAL PAID-IN CAPITAL (a)	14,386	13,896
UNAPPROPRIATED RETAINED EARNINGS (b)	2,951	(11,664)
RATIO (b / a)	**21%**	**-84%**

x

Section 43 of the Corporation Code states that "Stock corporations are *prohibited from retaining surplus profits in excess of one hundred (100%)* percent of their paid-in capital stock."

MANILA ELECTRIC COMPANY
SCHEDULE OF TAXES AND LICENSES
CALENDAR YEAR ENDED DECEMBER 31, 2003

Kind of Tax	Official Receipt Number	Date Paid	Amount
Percentage taxes	Various	Various	₱ 1,399,821,256
Real property taxes	-do-	-do-	90,476,905
Permits and Licenses	-do-	-do-	40,827,603
Documentary stamp taxes	-do-	-do-	23,313,894
Fringe benefits taxes	-do-	-do-	5,253,851
Radio license/NTC fees	-do-	-do-	5,072,047
PSE/SEC licences	-do-	-do-	555,050
Residence (Community) tax - basic and additional	00083052	01/02/2003	10,500
Other business taxes	-do-	-do-	17,013,503
TOTAL *[To Schedule 6 - Schedule of Taxes and Licenses and Item 39 of Part II - Income Statement (BIR Form 1702AIF)]*			₱ 1,582,344,609

ITEM 7 - FINANCIAL STATEMENTS (SRC Rule 68)

Consolidated Audited Financial Statements

1. Utility Plant and Others (Refer to Notes to Financial Statements)

2. Schedule of Accounts Payable and Other Liabilities (in million pesos)

	2003	2002	2001
Meralco			
a National Power Corporation (Napocor)	3,709	3,100	6,213
b Transmission Company	2,374	2,090	0
c Duracom Mobile Power Corporation	210	283	218
d Quezon Power Philippines Ltd	980	336	746
e First Gas Power - Sta. Rita	2,037	3,540	2,932
f First Gas Power - San Lorenzo	981	1,731	0
g Foreign and local purchases	645	705	880
h Deferred credits	533	533	0
I Accrual of imbalance charges	285	306	0
j Others	214	498	215
TOTAL - Parent Co.	**11,968**	**13,122**	**11,204**
Rockwell Land Corporation	49	149	297
Corporate Information Solutions, Inc.	56	182	210
Meralco Industrial Eng'ng. Services Corp.	0	304	267
Liability arising from deferred pass-thru fuel cost	0	0	
Current portion of advance payment received from a customer	0	633	799
Current portion of meter & service deposits	470	480	688
Accrued taxes	1,163	742	617
Accrued interest on loans	285	412	527
Current portion of interest on meter and service deposits	101	72	31
Advance payment received from pole rentals	380	200	0
Accrued pension	2,133	378	0
Customers' deposits	297	417	187
Deposits from pre-selling of condominium units	0	389	0
Accrued expenses and other payables	3,234	2,760	2,626
GRAND TOTAL	**20,136**	**20,240**	**17,453**

Notes:

a. Liability to NPC represents unpaid power purchases from NPC and rental of NPC equipments in the Balintawak substation.

b & c. Foreign and local purchases represent amounts due to suppliers of poles, cables, wires, transformers and such other requirements of the different substations.

d. Others mainly represents miscellaneous payables such as water bill (MWSS), telephone charges (PLDT) and security services, etc.

3. **Breakdown of Consolidated Interest and Other Financial Charges**
(State separately: Interest on bonds, mortgages and other similar long-term debt; amortization of debt discount, expense or premium and other interest.)

	2003	**2002**	**2001**
Meralco			
Interest on long-term debt	1,820	1,879	1,899
Interest on deferred fuel cost true up	152	0	0
Interest on short-term loans	335	384	469
Other interest expenses	967	1,035	1,014
Amortization of debt expense	119	115	60
Interest charged to construction	(68)	(119)	(217)
Other financial expenses	286	423	0
Miscellaneous income	(559)	(450)	(556)
TOTAL - Parent Co.	**3,052**	**3,267**	**2,669**
Meralco Industrial Eng'ng. Services Corp.			
Interest expense on loans	53	68	103
Other income	(41)	(8)	(174)
Rockwell Land Corporation			
Interest expense on loans	249	341	648
Other expenses	1	308	66
Interest income	(16)	0	(54)
Miscellaneous income	(79)	(155)	(50)
Corporate Information Solutions, Inc.			
Interest expense on loans	11	21	31
Miscellaneous income	-1	(2)	48
GRAND TOTAL	3,229	3,840	3,287

Item 7. Financial Statements

The consolidated financial statements and supplementary schedules, Exhibit 1, are filed as part of this Form 17-A.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

The accounting firm of Sycip Gorres Velayo & Co. (SGV) has been the Company's Independent Public Accountants since 1986. There was no event in the past seventeen (17) years where SGV and the Company had any disagreement with regard to any matter relating to accounting principles or practices, financial statement disclosures or auditing scope or procedure.

PART III – CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers

(1) Identity of Directors, Executive Officers and Significant Employees

The names of the incumbent Directors and Executive Officers of the Company and their respective ages, current positions held, periods of service and business experience during the past five years are as follows:

Senior Executive Officers:

MANUEL M. LOPEZ: 61, Director/Chairman and CEO (July 1, 2001 to present).
Chairman of Philippine Commercial Capital, Inc. (1986 – Present), Rockwell Land Corporation (1986 – Present), Director of ABS-CBN Broadcasting Corporation (1986 – Present), First Philippine Holdings Corporation (1986 – Present), Benpres Holding Corporation (1986 – Present), Bauang Private Power Corporation (1995 – Present), First Private Power Corporation (1995 – Present).

Educational Background
- Bachelor of Science in Business Administration
- Harvard Program for Management Development

JESUS P. FRANCISCO: 60, Director/President and COO (July 1, 2001 to present).
Chairman & President of Meralco Industrial Engineering Services Corporation; Chairman of Meralco Energy, Inc. (1980 – Present), UP Engineering R & D Foundation, Inc.; President of Meralco Millennium Foundation, Inc. (May 8, 2002 – Present); Vice Chairman of e-Meralco Ventures, Inc. (2000 – Present); Director of General Electric Philippines

Meter and Instrument Co., Inc. (GEPMICI), Corporate Information Solutions, Inc. (1987 – Present), Bauang Private Power Corporation (1995 – Present), First Private Power Corporation (1995 – Present), Rockwell Land Corporation (1995 – Present).

Educational Background

- Strategic Business Economics Program – University of Asia and Pacific (formerly CRC) – 1986
- Senior Managers Program – Harvard Business School – 1982
- Masters in Business Management – Asian Institute of Management - 1971
- B.S. Electrical Engineering – University of the Philippines – 1966
- B.S. Mechanical Engineering – University of the Philippines - 1963

Honors/Awards

- The Onofre Banson Award for Professional Achievement conferred by Tau Alpha U.P. College of Engineering – August 2002
- The 2001 – 2002 Outstanding Bedan Award conferred by San Beda College Alumni Association and San Beda College Alumni Foundation, Inc.
- UPAA's Professional Award in Engineering conferred by University of the Philippines – June 19, 1999
- UPAE Most Outstanding Alumnus in the Field of Electrical Engineering conferred by University of the Philippines – 1998
- Asian Institute of Management Alumni Achievement Award (Triple A) conferred by Asian Institute of Management – 1996
- Tau Alpha Foundation, Inc. Achievement Award conferred by Tau Alpha Foundation, Inc. – March 30, 1990
- Philippine Society of Mechanical Engineers Achievement Award conferred by Philippine Society of Mechanical Engineers – October 27, 1984

DANIEL D. TAGAZA: 63, Senior Vice President, Chief Financial Officer & Comptroller.
Trustee of Meralco Pension Fund (1997 – Present), MMLDC Foundation, Inc. (2002 – Present); Director & Treasurer of Corporate Information Solutions, Inc. (1998 – Present), Meralco Industrial Engineering Services Corporation (1998 – Present), Meralco Energy, Inc. (1999 – Present); Director of General Electric Philippines Meter and Instrument Company, Inc. (1997 – Present), Mutual Fund Company of the Philippines (1997 – Present), PCCI Insurance Brokerage, Inc. (1998 – Present), Philippine Commercial Corporation, Inc. (2000 – Present).

Educational Background

MBA Candidate – De La Salle University – 1977
Bachelor of Science in Commerce – Araullo Lyceum - 1964.

RICARDO V. BUENCAMINO: 59, First Vice President.
Director of CEPSI Philippines, Inc., Corporate Information Solutions, Inc. (2001 – Present), Clark Electric Distribution Corporation, General Electric Philippines Meter and Instrument Co., Inc., Landbees Corporation, Meralco Energy, Inc., Meralco Industrial Engineering Services Corporation (2001 – Present), MIESCOR (USA), Inc., Meralco-AFME (Association of Former Meralco Employees), Asian Center for Energy Management.

Educational Background
- Master in Management – Asian Institute of Management – 1995
- B.S. in Electrical Engineering – Mapua Institute of Technology - 1966

ROBERTO R. ALMAZORA: 43, Vice President.
Director of Meralco Industrial Engineering Services Corporation (2002 – Present), e-Meralco Ventures, Inc. (2000 – Present), Meralo Energy, Inc. (2000 – Present), Soluziona Philippines, Inc. (2000 – Present), CEPSI Philippines, Inc.; Trustee of Meralco Millennium Foundation, Inc. (2002 – Present)

Educational Background
- Bachelor of Science in Electrical Engineering – University of the Philippines – 1983 (College Scholar)
- Master in Business Management – Asian Institute of Management – 1987 (Dean's List)

Other Directors and Officers

FELIPE B. ALFONSO: 67, Director/Vice Chairman (July 1, 2001 to present).
Director/Chairman of Manila Electric Company; Chairman of e-Meralco Ventures, Inc., Meralco Energy, Inc.; Co-Vice Chairman of the AIM Board of Trustees (1999 – Present); Executive Director of the Ramon V. del Rosario, Sr. AIM Center for Corporate Social Responsibility; Member, Board of Directors of Metrobank, Jollibee Foods Corporation (2000 – Present), Benpres Holdings Limited, Bauang Private Power Corporation (1995 – Present), First Private Power Corporation (1995 – Present), Bacnotan Cement Corporation, Coca-Cola Foundation of the Philippines, Wockhardt Limited of India, Hambrecht & Quist Philippines, Inc.; Member, Board of Trustees of Makati Business Club; Director-General of the Philippine Committee of the Pacific Basin Economic Council (PBEC).

Educational Background
- Master in Business Administration, New York University (1967)
- Bachelor of Laws, Ateneo de Manila University – 1962
- Bachelor of Arts, San Jose Seminary, Ateneo de Manila University

OCTAVIO VICTOR R. ESPIRITU: 60, "Independent Director" (May 29, 2001 to present).
Chairman & President of MAROV Holding Company, Inc.; Chairman of Delphi Group, Inc.; Director of Bank of the Philippine Islands, SM Development Corporation, International Container Terminal Services, Inc., ISM Communication Corporation, Netvoice, Inc.; Member, Advisory Board of JG Summit Holdings, Inc.; Member, Board of Trustees of Philippine Center for Population and Development, Inc., Ma. Montessori Foundation, Inc.

Educational Background
- Masters in Economics – Georgetown University, Washington, D.C. – 1966
- AB Economics – Ateneo de Manila University - 1963

MONICO V. JACOB: 58, Director (June 23, 1998 to present).
President and CEO of STI Education Services Group; Chairman of CEOs, Inc., GROW, Inc.; Vice Chairman of CBV Asset Management Corporation; Director of PhilSteel Corporation, Steel Corporation, Filipino Merchant Insurance Corporation, Jollibee Foods Inc., I-Academy, Meralco Financial Services Corporation (2002 – Present).

Educational Background
- Bachelor of Arts – Ateneo de Naga University – 1966 (Cum Laude)
- Bachelor of Laws – Ateneo de Manila University – 1971

CHRISTIAN S. MONSOD: 67, Director (December 21, 1998 to present).
Consultant of MERALCO (October 2002 to Present); Consultant of Banco Filipino; Director and Chief Strategist – Benpres Holdings Corporation (1985 – 2002); Directors and Senior Consultant – First Philippine Holdings Corporation; Director of First Philippine Infrastructure Development Corporation, Manila North Tollways Corporation, Maynilad Water Services, First Generation Corporation, Philippine Electric Corporation, First Philippine Industrial Corporation, First Philippine Balfour Realty, Philippine Electric Corporation, Ecco-Asia Corporation, First Electro Dynamics Corporation, First Philippine Energy Corporation, Asian Eye Institute, First Philippine Industrial Park, First Holdings Realty and Development Corporation (1985 to October 2002).

Educational Background
- Masters in Economics – University of Pennsylvania – 1963 (University Scholar)
- Bachelor of Laws – University of the Philippines - 1960 (Member, Philippine Bar)

Honors/Awards

- Doctor of Laws, Honoris Causa conferred by Ateneio de Manila University – 1995
- Doctor of Humanities, Honoris Causa conferred by Ateneo de Manila University – 1993
- TOFIL Awardee (The Outstanding Filipinos) for Government Services – 1995
- Man of the Year Awardee conferred by Catholic Educators Association of the Philippines – 1992
- Special Citation for Exemplary Performance in Government Service conferred by the Joaquin "Chino" Roces Foundation

WASHINGTON Z. SYCIP: 82, "Independent Director" (August 1996 to present).
Founder of SGV Group; Chairman of the Board of Trustees and Board of Governors of Asian Institute of Management, Philippines; Chairman of Cityland Development Corporation (2001 – Present); Chairman of Lufthansa Technick Philippines, Inc. (2000 – Present); Chairman of MacroAsia Corporation (1996 – Present); Director of Belle Corporation (1996 – Present); Benpres Holdings Corporation (1997 – Present); First Philippine Holdings Corporation (1997 – Present); Philippine Air Line, Inc. (1997 – Present); Philippine Hotelier, Inc. (1997 – Present); Philippine National Bank (1999 – Present); Philamlife, Inc. (2001 – Present); The PHINMA Group (1996 – Present); Solid Group (1996 – Present); State Investment Trust Group (2001 – Present); State Land Group (1996 – Present); Systems Standards, Inc. (1998 – Present); William, Gothong, & Aboitiz, Inc. (1996 – Present).

Educational Background

- MA in Science in Commerce – Columbia University – 1942
- BS Commerce – University of Santo Tomas – 1940 (Summa Cum Laude)
- MA Science in Commerce – University of Santo Tomas 1939 (Meritissimus)

Honors/Awards

- 1992 Ramon Magsaysay Awardee for International Understanding
- Management Man of the Year – conferred by Management Association of the Philippines 1967
- Accountancy Hall of Fame – conferred by Philippine Institute of Certified Public Accountants – 1980
- Philippine Legion of Honor, Degree of Commander – conferred by the Philippine Government – June 30, 1991
- Star of the Order of Merit – conferred by the Republic of Austria – 1976
- Officer First Class of the Royal Order of the Polar Star awarded by H.M. the King of Sweden – June 1987

- Doctor of Laws, Honorary Degree – conferred by the University of Melbourne – 1993
- Doctor of Laws (Honoris Degree) – conferred by the University of the Philippines
- Doctor of Philosophy in Financial Management – conferred by De La Salle University, Philippines
- Doctorate Degree in Accounting Education – conferred by the University of Santo Tomas, Philippines
- Doctorate Degree in Development Management – conferred by the Iligan Institute of Technology, Mindanao State University, Philippines.

MARGARITO B. TEVES: 60, "Independent Director" (September 25, 2000 to present).
President and CEO of Land Bank of the Philippines (2000 – Present); Chairman of LBP Insurance Brokerage, Inc. (2000 – Present), LBP Leasing Corporation (2000 – Present), LBP Countryside Development Foundation (2000 – Present), LBP Realty Development Corporation (2000 – Present), Masaganang Sakahan, Inc. (2000 – Present), LBP Financial Services SpA (2000 – Present), Management Committee of National Livelihood Support Fund (NLSF), People's Credit and Finance Corporation (PCFC), Asia Pacific Rural and Agricultural Credit Association; Chairman & President of LBP Remittance Co. U.S.A.; Acting Chairman of Philippine Crop Insurance Corporation (PCIC); President of APRACA-CENTRAB; Director of Cotton Development Administration, Great Pacific Life Assurance Corporation, Pacific Plans, Inc., PhilEquity Fund, Inc., Center for Legislative Development, Inc., Alsons Cement Corporation, Asean Finance Corporation (AFC); Trustee of Ayala Foundation, Inc.; Council Member of National Food Authority, Food Terminal, Inc.

Educational Background
- MA, Development Economics – Williams College, Massachusetts, U.S.A. - 1968
- Diploma in Business Studies – City of London College – 1965
- Bachelor of Arts – Universidad Central de Madrid, Spain – 1962

EDMUNDO M. VARONA: 67, "Independent Director" (July 28, 2003 to present).
Member, Board of Regents of the University of the Philippines System (March – July 2003); President and General Manager of RMG Hospital Supply, Inc. (2001 – Present); Marketing Consultant of Novartis Agro Philippines, Inc. (1997 – 2001), Novartis Healthcare Philippines, Inc. (1997 – 2001).

Educational Background
- BS in Agriculture, University of the Philippines – 1957

EMILIO A. VICENS: 36, Director (April 14, 2003 to present).
Managing Director of Union Fenosa Internacional - Asian Region (2002 – Present); Director of Enron Global Markets; Director & Manager of Enron International; Associate of Enron Capital & Trade Resources (November 2000 – October 2001).

Educational Background
- MA, Business Administration – Harvard University – 1996
- Bachelor of Business Administration – Universidad Metropolitana – 1991 (Student Excellence Award by P & G Merit Scholarship by University Student Council Head).

CESAR E.A. VIRATA: 73, "Independent Director" (May 28, 2002 to present).
Director, Corporate Vice Chairman & CEO of Rizal Commercial Banking Corporation (2003 – Present); Chairman & President of C. Virata and Associates, Inc. Management Consultants (1986 – Present); Director &/or Chairman of various financial companies such as RCBC Savings Bank, Inc., RCBC Capital Corporation, Bankers Association of the Philippines, Nippon Life Company of the Philippines, Inc., Business World Publishing Corporation, Belle Corporation, Coastal Road Corporation, Luisita Industrial Park Corporation, Pacific Land, Inc., Mapua Institute of Technology, Bankard, Inc., YCG Corporate Services, Inc.

Educational Background
- MBA in Industrial Management – University of Pennsylvania Wharton Graduate School – 1963
- B.S. in Business Administration – University of the Philippines (1952 (Cum Laude)
- B.S. in Mechanical Engineering – University of the Philippines – 1952 (PSME Gold Medal)

Honors/Awards
- Honorary Doctorate Degrees – Ateneo de Manila University, University of the Philippines, St. Louis University, Centro Escolar University, Lyceum of the Philippines, Philippine Women's University, Manila Central University

CAMILO D. QUIASON: 78, Corporate Secretary and General Counsel
Director of Enrico Realty Corporation, Semper Investment, Inc., Quemabar Investment, Inc., Manila North Tollways Corporation, First Philippine Industrial Development Corporation (2002 – Present), Maynilad Water Services, Inc. (2002 – Present); Trustee of Eugenio Lopez Foundation, Inc. (1998 – Present), Associate Justice of the Supreme Court of the Philippines (1993 – 1995).

Educational Background
- Special Studies – Southwestern Legal Center, Dallas, Texas – 1964
- Master of Laws – University of the Philippines 1956
- Bachelor of Laws – University of the Philippines – 1950
- College of Liberal Arts – University of the Philippines - 1946

LEONISA C. DE LA LLANA: 50, Vice President
Director & Treasurer of Soluziona Philippines, Inc. (1995 – Present); Director of e-Meralco Ventures, Inc. (2000 – Present), CEPSI Philippines, Inc. (199 – Present), Asian Center for Energy Management Corporation (2001 – Present), Meralco Industrial Engineering Services Corporation (2003 – Present); Trustee & Vice President of Meralco Millennium Foundation (2002 – Present); Trustee, Vice President & Treasurer of MMLDC Foundation, Inc. (2002 – Present).

Educational Background
- Master of Arts in Economics – Utah State University, Logan, Utah, U.S.A. – 1977
- Bachelor of Arts in Economics – University of the Philippines – 1974 (Dean's Medal for Excellence; College Scholar)

RAFAEL L. ANDRADA: 44, Vice President and Treasurer
Trustee of Meralco Pension Fund (1997 – Present); Director of Rockwell Land Corporation (1997 – Present), First Private Power Corporation (1997 – Present), Bauang Private Power Corporation (1997 – Present), e-Meralco Ventures, Inc. (2000 – Present), Meralco Industrial Engineering Services Corporation (2002 – Present), Soluziona Philippines, Inc. (2001 – Present), Meralco Millennium Foundation, Inc. (2002 – Present), Meralco Financial Services Corporation (2002 – Present), BayanTrade.

Educational Background
- Bachelor of Science in Commerce, Major in Management – De La Salle University - 1982

ELPI O. CUNA, JR.: 66, Vice President
Director of Manila Overseas Press Club (2000 – Present); Member of International Association of Business Communicators (1988 – Present), Public Relations of the Philippines, Philippine National Red Cross (Rizal Chapter), National Social Action Council, Philippines Columbian Association, National Citizens Movement for Free Election.

Educational Background
- AB Economics – Ateneo de Manila University - 1959.

JAIME R. CAMACHO: 55, Vice President & Chief Information Officer
Director of e-Meralco Ventures, Inc. (2002 – Present), Corporate Information Solutions, Inc. (2004).

Educational Background

- Basic Management Program – Asian Institute of Management – 1990
- B.S. Electric Engineering – University of San Carlos - 1971

CARLOS O. RILLO: 60, Vice President (retired June 30, 2003)
Director of Miescor Builders, Inc., e-Meralco Ventures, Inc., Soluziona Philippines, Inc., General Electric Philippines Meter and Instrument Co., Inc., Meralco Industrial Engineering Services Corporation.

Educational Background

- Bachelor of Science in Electrical Engineering – University of the Philippines – 1964

GIL S. SAN DIEGO: 56, Vice President & Assistant Corporate Secretary
Director of Corporate Information Solutions, Inc. (2002 – Present), Soluziona Philippines, Inc. (2003 – Present), Meralco Energy, Inc. (2000 – Present), Meralco Financial Services Corporation (2002 – Present); Trustee of the Meralco Pension Fund, Meralco Millennium Foundation, Inc. (2002 – Present), MMLDC Foundation, Inc. (2002 – Present), Asian Center for Energy Management Corporation (2003 – Present).

The Directors are elected at the annual meeting of stockholders to hold office until the next succeeding annual meeting and until their successors shall have been elected and qualified.

Significant Employees

There are no persons other than the Directors and Executive Officers expected by the registrant to make significant contributions to the Company.

Family Relationships

None of the Directors or Executive Officers of the Company are relatives.

Involvement in Certain Legal Proceedings

The registrant is not aware of any legal proceedings during the past five (5) years of the nature required to be disclosed under Part IV of Annex "C" of the Securities Regulation Code (SRC) with respect to Directors and Executive Officers.

Item 10. Executive Compensation

Summary of Compensation

The aggregate compensation of the Company's Directors and Officers for the last two (2) fiscal years are as follows:

NAME	YEAR	SALARY	BONUS	TOTAL
Chief Executive Officer and Senior Executive Officers	2004*	15,728,717	3,215,220	18,944,137
	2003	15,728,717	3,215,220	18,944,137
	2002	13,720,032	4,946,679	18,666,711
All officers and directors as a group unnamed	2004*	24,963,675	4,980,587	29,944,262
	2003	24,963,675	4,980,587	29,944,262
	2002	22,205,040	7,790,252	29,995,292

**For year 2004, no significant change is anticipated in the compensation of directors and officers.*

As provided in the Company's Amended By-Laws, the Directors, as such, shall not receive any stated salary for their services, but by resolution of the stockholders, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular, special or committee meetings of the Directors; but nothing herein contained shall be construed to preclude any director from serving the Company in any other capacity and receiving compensation therefor.

The Company has no standard arrangement with regard to the renumeration of its existing directors and officers aside from the compensation received as herein stated.

The registrant has not granted any warrant or options to any of its Directors or Executive Officers.



Item 11. Security Ownership of Certain Record Owner and Management

(1) Security Ownership of Certain Record and Beneficial Owners

Following is the security ownership as of February 29, 2004 of certain record and beneficial owner of more than 5% of any class of the Company's voting securities:

Class	Name, Address of Record Owner and Relationship with Issuer	Name of Beneficial Owner and Relationship With Record Owner	Citizenship	Number of Shares Held	Percent
A & B	PCD Nominee Corp. G/F, Makati Stock Exchange Bldg., Ayala Avenue, Makati City No relationship with Issuer	The Hongkong and Shanghai Banking Corp. Ltd. PCD participant Government Service Insurance System PCD Participant Land Bank of the Philippines PCD Participant	Filipino & Foreign	378,789,617	37.91%
A	First Philippine Union Fenosa, Inc. 4/F, Benpres Bldg. Exchange Road corner Meralco Avenue Pasig City	None	Filipino	230,084,791	23.03%
A & B	Meralco Pension Fund Lopez Bldg., Meralco Center, Pasig City Trust Fund for Meralco Retirement Plan	None	Filipino	88,548,036	8.86%

PCD Nominee Corporation is a wholly-owned subsidiary of Philippine Central Depository, Inc. (PCD) and is the registered owner of the shares in the books of the Company's transfer agent. The participants of PCD are the beneficial owners of such shares. PCD holds the shares on their behalf or in behalf of their clients.

First Philippine Union Fenosa, Inc. (FPUF) is a joint venture company between First Philippine Holdings Corporation (FPHC) and Union Fenosa Inversiones, S.A. of Spain. It is owned sixty percent (60%) by FPHC and forty percent (40%) by Union Fenosa. Union Fenosa is a fully-owned subsidiary of Union Electrica Fenosa which is engaged in the business of power generation and distribution. On 23 December 1999, Union Fenosa Inversiones, S.A. transferred its interest in FPUP to Union Fenosa Desarollo Y Accion Exterior, S.A. The Chairman, or in his absence, the President of First Philippine Union Fenosa, Inc. (the "Corporation"), is duly authorized as proxy to vote the Manila Electric Company ("Meralco") shares of the Corporation in the Meralco stockholders meeting as said officer(s) may deem proper or beneficial to the Corporation and to do such acts and deeds as may be required arising out of or in connection with this authority.

The Hongkong and Shanghai Banking Corp., Ltd. is a participant of PCD with more than 5% of the company's outstanding capital stock (part of the 37.91% of the PCD Nominee Corporation ownership). The authorized signatories of The Hongkong and Shanghai Banking Corp. Ltd. who will represent the ultimate beneficial owners and vote in their behalf are not known to the registrant. The Hongkong and Shanghai Banking Corp. Ltd. Nominated, constituted and appointed the Chairman of the meeting to represent and vote the shares registered in their name in the Annual Stockholders' Meeting held on June 24, 2003.

The Government Service Insurance System is a participant of PCD with more than 5% of the company's outstanding capital stock (part of the 37.91% of the PCD Nominee Corporation ownership). The authorized signatories of the Government Service Insurance System who will represent the ultimate beneficial owners and vote in their behalf are not known to the registrant. In the Annual Stockholders' Meeting held on June 24, 2003, the shares registered in the name of Government Service Insurance System was represented by Atty. Winston F. Garcia.

The Land Bank of the Philippines is a participant of PCD with more than 5% of the company's outstanding capital stock (part of the 37.91% of the PCD Nominee Corporation ownership). The authorized signatories of Land Bank of the Philippines who will represent the ultimate beneficial owners and vote in their behalf are not known to the registrant. In the Annual Stockholders' Meeting held on June 24, 2003, the shares registered in the name of Land Bank of the Philippines was represented by Ms. Ma. Socorro S. Morana.

The Meralco Pension Fund was established in 1968 by Meralco to provide employee retirement benefits to Meralco employees' retirement plan. The Chairman of the Board of Trustees of Meralco Pension Fund is duly authorized as proxy to vote the Manila Electric Company ("Meralco") shares of the pension fund in the Meralco stockholders meeting as said officer(s) may deem proper or beneficial to the pension fund and to do such acts and deeds as may be required arising out of or in connection with this authority.

(2) Security Ownership of Management

Following are the securities beneficially owned by directors (excluding those holding only qualifying shares) and executive officers of the Company as of December 31, 2003:

Name of Beneficial Owner	Title of Class "A" Shares	Title of Class "B" Shares	Total Number of Common Shares	Citizenship	Percent of Outstanding
Manuel M. Lopez	292,152	269,074	561,226	Filipino	0.06%
Octavio Victor R. Espiritu	609	-	609	Filipino	0.00%
Jesus P. Francisco	109,967	47,586	157,553	Filipino	0.02%
Daniel D. Tagaza	22,330	26,810	49,140	Filipino	0.00%
Ricardo V. Buencamino	5,400	1,179	6,579	Filipino	0.00%
Roberto R. Almazora	3,156	16,651	19,807	Filipino	0.00%
Leonisa C. de la Llana	5,030	10,174	15,204	Filipino	0.00%
Rafael L. Andrada	5,192	3,461	8,653	Filipino	0.00%
Elpi O. Cuna, Jr.	28,635	23,498	52,583	Filipino	0.01%
Jaime R. Camacho	4,979	7,286	12,265	Filipino	0.00%
Gil S. San Diego	2,247	-	2,247	Filipino	0.00%
Camilo D. Quiason	54,799	31,496	86,295	Filipino	0.01%

The aggregate number of shares owned of record by the Chief Executive Officers and Directors as of March 1, 2004 is 972,161 shares or 0.10% of the Company's total issued and outstanding shares.

The above executive officers are covered by regular contract of employment and as such covered by the Employees Retirement Program.

No director or officer of the Company owns 5% or more of Meralco's voting securities.

Pursuant to the terms of the issuer's Employees Stock Ownership Plan (ESOP), equity securities beneficially owned by executive officers covered by subscriptions to existing offerings of the ESOP, including stock dividends, are as follows:

NAME OF EXECUTIVE OFFICER	"A" SHARES	"B" SHARES	TOTAL
Manuel M. Lopez	68,804	45,868	114,672
Jesus P. Francisco	36,266	24,176	60,442
Daniel D. Tagaza	15,769	10,512	26,281
Ricardo V. Buencamino	10,260	6,839	17,099
Roberto R.. Almazora	10,068	6,711	16,779
Leonisa C. de la Llana	11,431	7,620	19,051
Rafael L. Andrada	16,163	10,774	26,937
Elpi O. Cuna, Jr.	6,000	4,000	10,000
Jaime R. Camacho	7,586	5,057	12,643
Gil S. San Diego	7,287	4,857	12,144
Camilo D. Quiason	1,295	863	2,158

Pursuant to the terms of the Employees Stock Ownership Plan (ESOP), subscription to the said plan is payable over a period of 5 years through payroll deduction. Holding period for the existing offering has ended allowing participants to prepay the outstanding purchase price.

Voting Trust Holders

The registrant is not aware of any person holding more than 5% of common shares under a voting trust or similar agreement.

Changes in Control

No change in control in the Company has occurred since the beginning of the last fiscal year.

Item 12. Certain Relationship and Related Transactions

During the last two (2) years, the registrant was not party to any transaction in which any of its Directors or Executive Officers, any nominee for election as Director or any security holder owning more than 10% of any class of the Company's issued and outstanding shares and/or his immediate family had a material interest thereon.

PART IV – EXHIBITS AND SCHEDULES

Item 13. Exhibits and Reports

(a) The following exhibit is filed as a separate section of this report:

Exhibit "A" - Consolidated Financial Statements and Supplementary Schedules

(b) Report on SEC Form 17-C (June 2003 to December 2003)

June 2, 2003 - ERC Orders

- "In the Matter of the Application for Approval of the Rate Schedule to Implement the NPC Rate Reduction under ERB Case No. 97-02" (ERC Case No. 2001 – 383/ERB Case No. 97 – 18);
- "In Re: Application for Approval of Revision of Rate Schedules and Appraisal of Properties with Prayer for Provisional Authority (ERC Case No. 2001 – 646);
- "In the Matter of the Application for Approval of the Revised Rate Schedules in Compliance with Section 36 of Republic Act No. 9136;
- ERC Order dated October 30, 2001 "Approval of Properties with Prayer for Provisional Authority" (ERC Case No. 2001 – 900).

June 12, 2003 -

- Copy of An Act Granting the Manila Electric Company (MERALCO) a Franchise to Construct, Operate and Maintain a Distribution System for the Conveyance of Electric Power to the End Users in the Cities/Municipalities of Metro Manila, Bulacan, Cavite, Rizal and Certain Cities/Municipalities/ Barangays in Batangas, Laguna, Quezon and Pampanga.

June 18, 2003 -

- Press Release (Meralco Clarifies Refund Figures)

June 24, 2003 -

- Adjustments made by Sycip, Gorres, Velayo & Co. (SGV) on the balance for Meralco Common Stock as reflected in the Financial Statements for the year ended December 31, 2002;
- Appointment of SGV as Independent Auditors;
- Election of Directors:
  - Mr. Felipe B. Alfonso
  - Mr. Carlos G. Dominguez (Independent Director)
  - Mr. Octavio Victor R. Espiritu
  - Mr. Jesus P. Francisco
  - Mr. Monico V. Jacob
  - Mr. Manuel M. Lopez
  - Mr. Christian S. Monsod
  - Mr. Washington Z. Sycip (Independent Director)
  - Mr. Margarito B. Teves (Independent Director)
  - Mr. Emilio A. Vicens
  - Mr. Cesar E. A. Virata (Independent Director)
- Amendment of Articles of Incorporation:
  - Removal of the 10% cap on stock ownership; and
  - Creation and incurrence of additional bonded indebtedness up to a maximum amount of U.S.$600 million

July 16, 2003 -

- Meralco's reply to the Philippine Stock Exchange (PSE) in the news article entitled "Meralco to get P8 Billion refund from NAPOCOR" published in the July 16, 2003 issue of the Philippine Daily Inquirer.

July 28, 2003 -

- Resignation of Director Carlos G. Dominguez and election of Mr. Edmundo M. Varona as Director;
- Election of corporate officers and members of the different Board committees;
- Approval of the 12th Employees Stock Ownership Plan (ESOP) Offering;
- Transfer of Restricted Retained Earnings to Unrestricted Retained Earnings amounting to P12 Billion; and
- Copy of Energy Regulatory Commission (ERC) Order "In the Matter of the Application for Approval of the Special Program to Enhance Electricity Demand (SPEED) Rates with Prayer for Provisional Authority" - ERC Case No. 2003-359.

August 12, 2003 -

- Appointment of Mr. Jaime R. Camacho, Vice President of MERALCO as Acting Chief Information Officer (CIO) effective August 16, 2003.

August 14, 2003 -

- Status of renegotiation of the power supply contracts with First Gas Power Corporation (FGPC) and Quezon Power Philippines Limited (QPPL).

August 15, 2003 -

- Copy of Press Release (Meralco Urges Customers with Terminated Contracts to Inquire).

September 1, 2003 -

- Mr. Edmundo Varona is an Independent Director of the Company.

October 13, 2003 -

- Filing of application for approval of revised rate schedules and appraisal of properties with prayer for provisional, pursuant to paragraph (e), Section 4, Rule 3 of the Implementing Rules and Regulations of R.A. 9136.

October 17, 2003 -

- Copy of Press Release (Meralco Fetes its 4 Millionth Customer)

October 23, 2003 -

- Invitation to a Presentation of the Third Quarter 2003 Operating Results and Teleconference Results on the Third Quarter 2003 Operating Results.

November 3, 2003 -

- Deferment of payment of the Third Quarter 2003 cash dividends on preferred shares due to lack of unrestricted retained earnings.

November 27, 2003

- Mr. Jaime R. Camacho, Vice President of MERALCO was appointed Chief Information Officer (CIO) effective December 1, 2003.

December 1, 2003

- On November 27, 2003, Meralco filed its claim for recovery of excess income tax as a consequence of the Order of the Supreme Court to refund to Meralco customers the amount of P0.167 per kWh beginning February 1994 until April 30, 2003, as contained in the claim letter dated November 20, 2003;
- The ERC approved Meralco's application for rate adjustment based on the appraisal of property as of December 31, 2003 through an Order issued on November 27, 2003;
- The ERC issued an Order dated November 24, 2003 directing Meralco to commence the implementation of Phase III of the refund scheme starting January 1, 2004 until June 30, 2004. Meralco is presently evaluating the financial and legal implications of the Order; and
- Meralco filed an Application with the SEC for approval of the Meralco 12th ESOP Offering and amendment of the existing ESOP implementing guidelines.

December 4, 2003

- Press Release (Meralco Upgrades Facilities Despite Constraints).

December 8, 2003

- Press Release (Meralco filed Motion for Recon on ERC's Phase 3 Order).

File No. 82-3237

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Pasig on this ____ day of APR 16 2004 2004.

By:

MANUEL M. LOPEZ
Principal Executive Officer

JESUS P. FRANCISCO
Principal Operating Officer

DANIEL D. TAGAZA
Principal Finance Officer and Comptroller

ROSELITA G. ORLINO
Principal Accounting Officer

GIL S. SAN DIEGO
Vice President and Assistant Corporate Secretary

SUBSCRIBED AND SWORN to before me this APR 16 2004 day of ________ 2004, affiants exhibiting to me their Community Tax Certificates, as follows:

Name	Community Tax Cert. No.	Date of Issue	Place of Issue
MANUEL M. LOPEZ	22257183	01/16/04	Pasig City
JESUS P. FRANCISCO	22292719	02/13/04	Pasig City
DANIEL D. TAGAZA	22262616	01/19/04	Pasig City
ROSELITA G. ORLINO	13791774	01/09/04	Quezon City
GIL S. SAN DIEGO	13791772	01/09/04	Quezon City

Doc. No. 428
Page No. 87
Book No. 111
Series of 2004.

MARLON J. MOISES
NOTARY PUBLIC
UNTIL DECEMBER 31, 2004
PTR NO. 1378531
PASIG CITY, METRO MANILA
JANUARY 7, 2003



STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Manila Electric Company is responsible for all information and representations contained in the parent company financial statements for the years ended December 31, 2003 and 2002 and in the consolidated financial statements for the years ended December 31, 2003, 2002 and 2001. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use of disposition and liabilities are recognized. The management likewise discloses to the Company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the Company.

Sycip, Gorres, Velayo & Co., CPAs, the independent auditors appointed by the stockholders, has examined the financial statements of the Company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

DANIEL D. TAGAZA
Chief Finance Officer

JESUS P. FRANCISCO
President and
Chief Operating Officer

MANUEL M. LOPEZ
Chairman of the Board and
Chief Executive Officer

SUBSCRIBED AND SWORN to before me this _____ day of APR 16 2004, affiants exhibiting to me their Community Tax Certificates, as follows:

Name	Tax Certificate No.	Date of Issue	Place of Issue
MANUEL M. LOPEZ	22257183	01/16/04	Pasig City
JESUS P. FRANCISCO	22292719	02/13/04	Pasig City
DANIEL D. TAGAZA	22262616	01/19/04	Pasig City

Doc. No. 429
Page No. 87
Book No. 111
Series of 2004.

MARLON J. MOISES
NOTARY PUBLIC
UNTIL DECEMBER 31, 2004
PTR NO. 1378531
PASIG CITY, METRO MANILA
JANUARY 2, 2003

File No. 82-3237

COVER SHEET

FS FOR FILING WITH SEC

AFTER THE BIR HAS DULY STAMPED "RECEIVED."

EXHIBIT "A"

PW-102

SEC Registration Number

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

(Company's Full Name)

Lopez Building, Ortigas Avenue, Pasig City

(Business Address: No. Street City/Town/Province)

Mr. Daniel D. Tagaza
(Contact Person)

16220
(Company Telephone Number)

12 31
Month *Day*
(Fiscal Year)

AACFS
(Form Type)

Month *Day*
(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G. LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

Remarks: Please use BLACK ink for scanning purposes.

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

OSCAR L. GOMEZ
2004 MAR 22 PM 3:19

Report of Independent Auditors


LARGE TAXPAYERS ASSISTANCE
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

The Stockholders and the Board of Directors
Manila Electric Company
Lopez Building
Ortigas Avenue, Pasig City

We have audited the accompanying parent company balance sheets of Manila Electric Company as of December 31, 2003 and 2002 and the consolidated balance sheets of Manila Electric Company and Subsidiaries as of December 31, 2003, 2002 and 2001, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our auditors' report dated April 25, 2003, our opinion on the 2002 financial statements was qualified due to the nonaccrual of contingency losses of ₱28,728 million, excluding income tax effects, pending the resolution of the Parent Company's Urgent Motion for Consideration filed with the Supreme Court (SC) on April 14, 2003. As discussed in Note 1(d), on April 30, 2003, the Third Division of the SC denied the Urgent Motion for Consideration filed by the Parent Company, rendering its decision dated November 15, 2002 final and executory. The loss arising from the SC decision amounted to ₱28,728 million, which represents the amount of refund to the Parent Company's customers of ₱0.167 per kwh for billing cycles from February 1994 to December 31, 2002. As a result of the refund, the Parent Company has effectively overpaid income taxes estimated at ₱8,902 million. The Parent Company amended its income tax returns for 1999 and 2002 and applied the overpayment for those years against its 2003 income tax payments. The Parent Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 and 2001 estimated at ₱7,119 million. Refunds covering the period February 1994 to December 31, 2001 amounting to ₱23,817 million, net of income tax effect for 1999 of ₱1,126 million, were accounted for as extraordinary loss in the 2002 statements of income. Refunds covering the period January 1, 2002 to December 31, 2002 amounting to ₱3,785 million were reflected as reversal of 2002 revenues. The related income tax effect of ₱1,133 million in 2002 was reflected as a reduction in the provision for income tax. The 2002 financial statements have been restated. Accordingly, our present opinion on the 2002 financial statements, as presented herein, is no longer qualified.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manila Electric Company as of December 31, 2003 and 2002 and Manila Electric Company and Subsidiaries as of December 31, 2003, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Philippines.

M. V. G. CRUZ
Partner
CPA Certificate No. 83687
SEC Accreditation No. 0073-A
Tax Identification No. 102-084-744
PTR No. 7012976
January 2, 2004
Makati City

March 5, 2004


LARGE TAXPAYERS ASSISTA...
MARIBETH G. LAGUNZAD
MAR 2 4 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
BALANCE SHEETS

	Parent Company		Consolidated		
	December 31				
	2003	2002 (As restated - Notes 1 and 2)	2003	2002 (As restated - Notes 1 and 2)	2001 (As restated - Note 2)
	(Amounts in Millions)				
ASSETS					
Noncurrent Assets					
Utility plant and others at revalued amounts (Notes 5 and 15)	₱85,487	₱79,287	₱86,357	₱80,481	₱77,886
Construction in progress (Note 6)	6,188	8,613	6,677	8,719	7,039
Investments - at equity (Note 7)	4,023	4,154	2,656	2,767	931
Investments - at cost (Note 8)	114	114	444	454	388
Investments in real properties (Note 8)	–	–	4,001	4,015	4,095
Land held for future development - at cost (Notes 4 and 15)	–	–	973	1,654	2,346
Other noncurrent assets (Notes 9 and 23)	21,944	22,919	22,809	23,805	23,180
Total Noncurrent Assets	117,756	115,087	123,917	121,895	115,865
Current Assets					
Cash and cash equivalents (Note 10)	5,107	6,193	5,320	6,832	2,966
Receivables (Notes 9, 11, 15 and 20)	21,160	20,508	23,802	21,318	21,975
Inventories (Note 12)	992	991	1,202	1,312	2,364
Deferred income tax assets (Note 23)	1,364	2,047	1,367	2,049	659
Other current assets (Notes 13 and 23)	407	747	468	769	777
Total Current Assets	29,030	30,486	32,159	32,280	28,741
TOTAL ASSETS	₱146,786	₱145,573	₱156,076	₱154,175	₱144,606
STOCKHOLDERS' EQUITY AND LIABILITIES					
Stockholders' Equity					
Preferred stock (Note 14)	₱1,407	₱837	₱1,407	₱837	₱863
Common stock (Note 14)	9,993	9,993	9,993	9,993	10,063
Capital in excess of par value (Note 14)	2,895	2,974	2,895	2,974	3,445
Subscriptions receivable - common stock (Note 14)	(10)	(58)	(10)	(58)	(171)
Deposits on subscriptions to preferred stock	101	150	101	150	155
Appraisal increase in utility plant and others (Note 5)	27,205	25,894	27,445	26,140	25,578
Share in revaluation increment of subsidiaries and an associate (Notes 5 and 7)	1,695	1,962	1,455	1,716	–
Share in cumulative translation adjustment (Note 7)	(35)	–	(35)	–	–
Unappropriated retained earnings (deficit) (Notes 1, 2, 7, and 14)	2,951	(11,664)	2,951	(11,664)	15,598
Appropriated retained earnings (Note 14)	–	12,600	–	12,600	12,600
Total Stockholders' Equity	46,202	42,688	46,202	42,688	68,131

(Forward)


LARGE TAXPAYERS ASSISTANCE
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

	Parent Company		Consolidated		
	December 31				
	2003	2002 (As restated - Notes 1 and 2)	2003	2002 (As restated - Notes 1 and 2)	2001 (As restated - Note 2)
	(Amounts in Millions)				
Minority Interest	₱–	₱–	₱2,848	₱2,786	₱3,039
Noncurrent Liabilities					
Customers' refund - noncurrent portion (Note 1)	18,689	22,594	18,689	22,594	–
Customers' deposits (Notes 17 and 18)	13,255	11,924	13,255	11,924	11,400
Liability arising from deferred pass-through fuel costs (Notes 9 and 20)	8,286	4,544	8,286	4,544	–
Deferred income tax liabilities (Note 23)	3,065	3,527	3,065	3,527	3,740
Provisions (Notes 18 and 19)	2,870	2,000	2,870	2,000	1,644
Long-term debt - net of portion classified as current (Notes 5, 15 and 25)	1,249	1,250	2,350	3,239	3,986
Estimated liability for project development (Note 27)	–	–	1,630	–	–
Other noncurrent liabilities (Note 9)	1,079	905	1,079	905	346
Total Noncurrent Liabilities	48,493	46,744	51,224	48,733	21,116
Current Liabilities					
Notes payable (Note 16)	5,286	6,667	5,816	7,344	9,605
Accounts payable and other current liabilities (Notes 4, 17, 18, 20 and 27)	18,063	18,087	20,136	20,240	17,453
Customers' refund - current portion (Note 1)	6,919	6,134	6,919	6,134	–
Long-term debt - current portion (Notes 5, 15 and 25)	7,668	5,071	8,776	6,065	2,516
Long-term debt classified as current (Notes 5, 15 and 25)	14,155	20,182	14,155	20,182	22,722
Income tax payable	–	–	–	3	24
Total Current Liabilities	52,091	56,141	55,802	59,968	52,320
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	₱146,786	₱145,573	₱156,076	₱154,175	₱144,606

See accompanying Notes to Financial Statements.


LARGE TAXPAYERS ASSISTANCE
MARIBETH G. LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

STATEMENTS OF INCOME

	Parent Company		Consolidated		
	Years Ended December 31				
	2003	2002 (As restated - Notes 1 and 2)	2003	2002 (As restated - Notes 1 and 2)	2001 (As restated - Note 2)
	(Amounts in Millions, Except Per Share Data)				
REVENUES (Notes 1 and 21)	₱132,019	₱117,821	₱135,035	₱120,044	₱132,710
OPERATING EXPENSES					
Recoverable purchased power (Notes 20 and 27)	110,076	98,631	110,076	98,631	106,279
Operations and maintenance (Notes 20, 22 and 24)	10,336	9,824	10,784	10,415	10,333
Depreciation and amortization (Notes 9 and 22)	4,305	4,870	4,576	5,215	5,059
Taxes other than income tax (Note 23)	1,728	2,891	1,728	2,891	2,981
Cost of contracts and services (Note 22)	–	–	585	906	988
Real estate sold	–	–	1,288	494	1,612
	126,445	116,216	129,037	118,552	127,252
OPERATING INCOME	5,574	1,605	5,998	1,492	5,458
OTHER INCOME (CHARGES)					
Interest and other charges - net (Notes 9, 18, 22 and 25)	(3,052)	(3,267)	(3,229)	(3,840)	(3,287)
Unrecoverable purchased power (Notes 20 and 27)	(1,508)	(1,351)	(1,508)	(1,351)	(953)
Equity in net earnings (losses) of investees (Note 7)	376	(265)	207	306	605
Recovery of (provision for) probable losses on disallowed receivables (Notes 9 and 22)	6	(1,639)	6	(1,639)	–
Write-off of disallowed receivables (Note 9)	–	(878)	–	(878)	–
	(4,178)	(7,400)	(4,524)	(7,402)	(3,635)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY LOSS	1,396	(5,795)	1,474	(5,910)	1,823
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 1 and 23)					
Current	268	171	294	198	1,294
Deferred	221	(1,602)	211	(1,557)	(456)
	489	(1,431)	505	(1,359)	838
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS	907	(4,364)	969	(4,551)	985
MINORITY INTEREST	–	–	(62)	187	367
INCOME (LOSS) FROM ORDINARY ACTIVITIES	907	(4,364)	907	(4,364)	1,352
EXTRAORDINARY LOSS [Notes 1(d) and 23]	–	(23,817)	–	(23,817)	–
NET INCOME (LOSS) (Note 28)	₱907	(₱28,181)	₱907	(₱28,181)	₱1,352
Basic Earnings (Loss) Per Common Share (Note 28)					
On income (loss) from ordinary activities					
Including depreciation on appraisal increase	₱0.825	(₱4.442)	₱0.825	(₱4.442)	₱1.270
Excluding depreciation on appraisal increase	1.791	(3.448)	1.791	(3.448)	2.420
On net income (loss)					
Including depreciation on appraisal increase	0.825	(28.283)	0.825	(28.283)	1.270
Excluding depreciation on appraisal increase	1.791	(27.289)	1.791	(27.289)	2.420
Diluted Earnings Per Common Share (Note 28)					
On net income (loss)					
Including depreciation on appraisal increase	₱0.823	(₱28.283)	₱0.823	(₱28.283)	₱1.270
Excluding depreciation on appraisal increase	1.787	(27.289)	[illegible]	[illegible]	

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Years Ended December 31		
	2003	2002 (As restated - Notes 1 and 2)	2001 (As restated - Note 2)
		(Amounts in Millions)	
PREFERRED STOCK (Note 14)			
Balance at beginning of year	₱837	₱863	₱830
Issuance of shares	608	73	98
Redemption of shares	(38)	(99)	(65)
Balance at end of year	1,407	837	863
COMMON STOCK (Note 14)			
Balance at beginning of year	9,993	10,063	10,063
Cancelled subscriptions	–	(70)	–
Balance at end of year	9,993	9,993	10,063
CAPITAL IN EXCESS OF PAR VALUE			
Balance at beginning of year	2,974	3,445	3,445
Decrease in subscription on repurchase option (Note 14)	(79)	(471)	–
Balance at end of year	2,895	2,974	3,445
SUBSCRIPTIONS RECEIVABLE - COMMON STOCK (Note 14)			
Balance at beginning of year	(58)	(171)	(245)
Reclassified to (from) current receivables	(10)	86	74
Cancelled subscriptions	58	27	–
Balance at end of year	(10)	(58)	(171)
DEPOSITS ON SUBSCRIPTIONS TO PREFERRED STOCK			
Balance at beginning of year	150	155	211
Additional deposits on subscriptions	610	68	42
Issuance of shares	(608)	(73)	(98)
Cancelled subscriptions	(51)	–	–
Balance at end of year	101	150	155
APPRAISAL INCREASE IN UTILITY PLANT AND OTHERS (Note 5)			
Balance at beginning of year	26,140	25,578	24,075
Additions	2,170	1,555	2,660
Revaluation increment of disposed utility plant and others	(161)	–	–
Depreciation on appraisal increase transferred to unappropriated retained earnings	(704)	(993)	(1,157)
Balance at end of year	27,445	26,140	25,578

(Forward)


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G. LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

	Years Ended December 31		
	2003	2002 (As restated - Notes 1 and 2)	2001 (As restated - Note 2)
	(Amounts in Millions)		
SHARE IN REVALUATION INCREMENT OF SUBSIDIARIES AND AN ASSOCIATE (Note 7)			
Balance at beginning of year	1,716	–	–
Additions	–	1,716	–
Depreciation on share in revaluation increment transferred to unappropriated retained earnings	(261)	–	–
Balance at end of year	1,455	1,716	–
SHARE IN CUMULATIVE TRANSLATION ADJUSTMENT OF AN ASSOCIATE (Note 7)			
Balance at beginning of year	–	–	–
Translation adjustment during the year	(35)	–	–
Balance at end of year	(35)	–	–
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT) (Notes 7 and 14)			
Balance at beginning of year, as previously reported	14,255	15,351	19,387
Prior period adjustments arising from customers' refund (Note 1)	(26,469)	–	–
Change in accounting for provisions and intangible assets (Note 2)	550	247	376
Balance at beginning of year, as restated	(11,664)	15,598	19,763
Net income (loss)	907	(28,181)	1,352
Depreciation on appraisal increase in utility plant and others	704	993	1,157
Depreciation on share in revaluation increment of an associate	261	–	–
Revaluation increment of disposed utility plant and others	161	–	–
Cash dividend on preferred stock - 2% in 2003 and 10% in 2002 and 2001	(18)	(74)	(74)
Transfers from (to) appropriated retained earnings	12,600	–	(6,600)
Balance at end of year	2,951	(11,664)	15,598
APPROPRIATED RETAINED EARNINGS (Note 14)			
Balance at beginning of year	12,600	12,600	6,000
Transfers from (to) unappropriated retained earnings	(12,600)	–	6,600
Balance at end of year	–	12,600	12,600
	₱46,202	₱42,688	₱68,131

See accompanying Notes to Financial Statements.


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G. LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated		
	Years Ended December 31				
	2003	2002 (As restated - Notes 1 and 2)	2003	2002 (As restated - Notes 1 and 2)	2001 (As restated - Note 2)
	(Amounts in Millions)				
CASH FLOWS FROM OPERATING ACTIVITIES					
Income (loss) from ordinary activities before income tax, minority interest and extraordinary loss	₱1,396	(₱5,795)	₱1,474	(₱5,910)	₱1,823
Adjustments for:					
Depreciation and amortization	4,305	4,870	4,576	5,215	5,059
Interest expense on loans and financial charges	2,629	2,411	2,942	2,842	2,993
Franchise tax expense	1,545	2,787	1,545	2,787	2,764
Interest expense on customers' deposits	967	1,035	967	1,035	1,014
Other provisions	491	505	491	675	38
Interest and dividend income	(442)	(450)	(462)	(616)	(789)
Equity in net (earnings) losses of investees	(376)	265	(207)	(306)	(605)
Net loss (gain) on disposal of utility plant and others	(117)	72	(123)	72	–
Provision for (recovery of) probable losses on disallowed receivables	(6)	1,639	(6)	1,639	–
Write-off of disallowed receivables	–	878	–	878	–
Operating income before working capital changes	10,392	8,217	11,197	8,311	12,297
Changes in operating assets and liabilities:					
Decrease (increase) in:					
Receivables	1,564	1,235	1,899	2,466	(3,846)
Inventories	(1)	683	110	1,053	2,208
Other current assets	193	298	154	276	(194)
Increase in:					
Accounts payable and other current liabilities	385	2,534	479	2,383	810
Other noncurrent liabilities	22	28	22	28	36
Customers' refund	1,595	3,785	1,595	3,785	–
Net cash generated from operations	14,150	16,780	15,456	18,302	11,311
Franchise tax paid	(1,148)	(2,836)	(1,148)	(2,836)	(2,836)
Interest paid	(2,759)	(2,524)	(3,246)	(2,953)	(3,094)
Income tax paid	–	(668)	(29)	(715)	(1,354)
Interest and dividend received	442	450	462	616	789
Cash flow from ordinary activities	10,685	11,202	11,495	12,414	4,816
Cash flow from extraordinary item					
Customers' refund paid	(1,617)	–	(1,617)	–	–
Net cash provided by operating activities	9,068	11,202	9,878	12,414	4,816

(Forward)


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G. LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

	Parent Company		Consolidated		
	Years Ended December 31				
	2003	2002 (As restated - Notes 1 and 2)	2003	2002 (As restated - Notes 1 and 2)	2001 (As restated - Note 2)
	(Amounts in Millions)				
CASH FLOWS FROM INVESTING ACTIVITIES					
Additions to utility plant and others	(₱6,435)	(₱6,505)	(₱6,818)	(₱6,853)	(₱8,244)
Decrease (increase) in:					
Other receivables	343	(48)	(194)	(84)	378
Other noncurrent assets	67	451	140	512	(3,300)
Land held for future development	–	–	681	692	661
Dividends received from associates	555	261	555	261	331
Proceeds from disposal of utility plant and others	860	53	876	53	–
Collection of advances (additional investments and advances)	(39)	(54)	(204)	(12)	(666)
Net cash used in investing activities	(4,649)	(5,842)	(4,964)	(5,431)	(10,840)
CASH FLOWS FROM FINANCING ACTIVITIES					
Repayments of:					
Long-term debt	(5,277)	(1,179)	(6,051)	(1,888)	(1,485)
Notes payable	(2,067)	(3,968)	(2,214)	(4,631)	(8,155)
Proceeds from:					
Notes payable	500	3,006	500	3,129	9,605
Long-term debt	421	45	421	45	600
Advance payment received from a customer	–	200	–	200	2,283
Increase in customers' deposits	364	187	364	187	936
Dividends paid on preferred stock	(18)	(74)	(18)	(74)	(74)
Proceeds from issuance of and subscriptions to:					
Preferred stock	610	68	610	68	42
Common stock	–	23	–	23	329
Redemption of preferred stock	(38)	(99)	(38)	(99)	(65)
Decrease in minority interest	–	–	–	(77)	(400)
Net cash provided by (used in) financing activities	(5,505)	(1,791)	(6,426)	(3,117)	3,616
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,086)	3,569	(1,512)	3,866	(2,408)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,193	2,624	6,832	2,966	5,374
CASH AND CASH EQUIVALENTS AT END OF YEAR	₱5,107	₱6,193	₱5,320	₱6,832	₱2,966

See accompanying Notes to Financial Statements.


MARIBETH G LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1. **Corporate Information**

a. General

Manila Electric Company (the Parent Company) is incorporated in the Philippines. It is involved in the distribution and supply of electricity covering cities and a municipality in Metro Manila and in six provinces surrounding Metro Manila. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in engineering, construction and consulting services, information systems and technology, real estate, and other electricity-related services. The number of employees of the Parent Company was 5,849 by the end of 2003, 5,969 by the end of 2002 and 6,060 by the end of 2001. On a consolidated basis, the number of employees was 6,053 by the end of 2003, 7,784 by the end of 2002 and 7,103 by the end of 2001. The registered office address of the Parent Company is Lopez Building, Ortigas Avenue, Pasig City.

The accompanying financial statements were approved and authorized for issue by the Board of Directors (BOD) on March 5, 2004.

b. Regulation

Prior to the enactment of Republic Act (RA) No. 9136, the "Electric Power Industry Reform Act of 2001," in 2001 (see Note 29), the Parent Company was subject to the ratemaking regulations and regulatory policies of the Energy Regulatory Board (ERB). On June 8, 2001, RA No. 9136 was signed into law. RA No. 9136 abolished the ERB and created in its place the Energy Regulatory Commission (ERC).

c. Franchise Renewal

On March 24, 2003, the ERC, in its Orders issued in ERC Cases No. 2003-129 to 139, granted the Parent Company a Provisional Authority to operate electric services in the Cities of Manila, San Juan, Las Piñas, Quezon, Malabon, Makati, Caloocan, Pasay, Mandaluyong and Parañaque and the Municipality of Navotas. The Parent Company filed its application for the issuance of new Certificates of Public Convenience and Necessity (CPCN) for these areas on March 21, 2003 since its CPCN covering the aforementioned cities and municipalities expired on March 24, 2003.

On June 9, 2003, President Gloria Macapagal-Arroyo signed into law RA No. 9209, which granted the Parent Company a 25-year franchise to construct, operate and maintain an electric distribution system. The law consolidated 50 previously held franchises covering cities and a municipality in Metro Manila and other cities and municipalities in six provinces surrounding Metro Manila.


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G LAGUNZAD
MAR 2 4 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

d. Case with the Supreme Court (SC) on the Refund

On February 16, 1998, the ERB, in ERB Case No. 93-118, rendered a decision ordering the Parent Company to refund to its customers ₱0.167 per kilowatt-hour (kwh) starting with the Parent Company's billing cycles beginning February 1994 until February 1998, or correspondingly credit the same, in favor of the customers, against their future consumption. The ERB's decision superseded and modified the provisional relief of ₱0.184 per kwh that the ERB granted to the Parent Company on January 28, 1994.

The ERB claimed that the Parent Company had exceeded the maximum allowable rate of return on rate base (RORB) of 12%. In computing the RORB, the ERB disallowed, among others, income tax as an operating expense and computed for the rate base using a method that is opposed to the average method practiced by the Parent Company and sustained by the ERB in its earlier applications.

The Parent Company filed a Petition for Review of the ERB's decision before the Court of Appeals (CA). On February 26, 1999, the CA rendered a decision setting aside the aforementioned ERB decision insofar as it directed the Parent Company to reduce its rates and effect a refund to its customers. The CA likewise denied a motion for reconsideration filed by the ERB.

On February 21, 2000, the Parent Company received a copy of a petition filed with the SC by the Republic of the Philippines, represented by the ERB, questioning the aforesaid decision of the CA. It also received a similar petition filed by the Lawyers Against Monopoly and Poverty (LAMP) on March 22, 2000. Comments on the said petitions were filed by the Parent Company on May 24, 2000 and October 30, 2000, respectively. On January 30, 2001, the Parent Company received Replies to Comments from both petitioners.

On November 15, 2002, the Third Division of the SC reversed the CA decision; correlatively, the SC decision affirmed the ERB's directive that the Parent Company refund its customers ₱0.167 per kwh starting with the Parent Company's billing cycles beginning February 1994 until February 1998 or correspondingly credit the same against future consumption. The SC sustained the ERB's disallowance of income tax as an operating expense and its method of computing the rate base.

On December 5, 2002, the Parent Company filed a Motion for Reconsideration with the SC. The motion is based mainly on the following grounds:

i. the disallowance of income tax is contrary to jurisprudence, particularly to the decision in the Galveston and subsequent cases, which became part of Philippine laws and jurisprudence when the country adopted the Public Service Act from American public utility laws. It likewise runs counter to earlier decisions of the ERB itself;

ii. the decision modifies previous SC decisions recognizing 12% as the reasonable RORB a utility company is entitled to. If income tax is disallowed for rate making, then the RORB will be reduced to about 8%;

iii. the decision disregards the method of computing the rate base which had been previously affirmed by the SC itself; and


LARGE TAXPAYERS ASSISTANCE
MARIBETH G PAGUNTALAN
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

iv. even the successor of the ERB, the ERC, adheres to the principle that income tax is part of operating expenses as set forth in the Uniform Filing Requirements (UFR), which embodied the detailed guidelines to be followed with respect to the rate unbundling applications filed in December 2001.

On January 27, 2003, the Parent Company filed with the SC a motion seeking the referral of the case to the SC en banc. The motion was denied by the SC in a resolution which the Parent Company received on March 17, 2003. The Parent Company filed a Motion for Reconsideration of this resolution on April 1, 2003.

The Motion for Reconsideration was denied by the Third Division of the SC in its resolution dated April 10, 2003. On the basis of the separate opinion rendered by Justice Artemio V. Panganiban, one of the five justices composing the Third Division of the SC, who observed that the case should be heard en banc, with oral arguments, the Parent Company filed an Urgent Motion for Consideration on April 14, 2003.

On April 30, 2003, the Third Division of the SC denied the Urgent Motion for Consideration filed by the Parent Company, rendering its decision dated November 15, 2002 final and executory. The loss arising from the SC decision amounted to ₱28,728 million, which represents the amount of refund to its customers of ₱0.167 per kwh for billing cycles from February 1994 to December 31, 2002. The Company's 2002 financial statements have been restated to reflect the loss arising from the SC decision. Refunds covering the periods February 1994 to December 31, 2001, amounting to ₱23,817 million, net of tax effect for 1999 of ₱1,126 million (see Note 23), were accounted for as an extraordinary loss in the 2002 statement of income. Refunds covering the period January 1, 2002 to December 31, 2002, amounting to ₱3,785 million were reflected as a reversal of 2002 revenues. The related tax effect of ₱1,133 million is reflected as a reduction in the provision for income tax (see Note 23). The Company's revenues for the first five months of 2003 were adjusted to reflect a rollback of its distribution rates totaling approximately ₱1,595 million.

The Parent Company has reached an agreement with the ERC that the refund will be carried out in four phases in such a way that would first satisfy the Parent Company's obligations to its more numerous, but smaller and, mainly residential customers, who account for the Parent Company's lower income accounts. Phase I, which involves refunds to residential and general service customers consuming 100 kwh or less of electricity per month, was approved by the ERC in June 2003. Phase II, which involves refunds to residential and general service customers consuming 101 to 300 kwh per month, was approved by the ERC on July 11, 2003. The schedule for Phase III, which will involve refunds to residential and general service customers consuming more than 300 kwh of electricity per month, was similarly approved by the ERC in an Order issued on November 28, 2003. According to the Order, Phase III will commence in January 2004 and should be completed by June 2004. The Parent Company filed a Motion for Reconsideration, petitioning the Commission to extend the duration of Phase III from six to twelve months. On February 13, 2004, the ERC approved the extension of the refund period for Phase III to twelve months. For Phase IV, which will involve refunds to commercial and industrial customers, the Parent Company has proposed to pay the refunds over a period of approximately five years starting May 2005 in order to minimize the financial burden on the Parent Company. The proposal for Phase IV will be soon filed with ERC.


MARIBETH G LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

As of December 31, 2003, the balance of the refund for each of the four phases follows:

Phase	Refund Amount	Cash Payments	Application against Billings	Balance
		(Amounts in Millions)		
I	₱2,170	₱1,214	₱329	₱627
II	4,559	403	2,769	1,387
III	4,905	–	–	4,905
IV	18,689	–	–	18,689
	₱30,323	₱1,617	₱3,098	₱25,608

Of the ₱6,919 million current portion of customer refund, about ₱2,000 million will be applied against future billings as agreed with customers.

Certain consumer groups have asked the ERC to clarify whether or not the Parent Company will be required to refund an additional ₱6,200 million to ₱6,800 million in interest on the excess charges the Parent Company had collected. The Parent Company has obtained an external legal opinion interpreting the SC Decision as not requiring the Parent Company to pay interest. Furthermore, Phases I, II and III of the refunds were approved by the ERC without provisions for the payment of interest on the refund amount.

e. Rate Applications with ERC

On April 14, 2000, the Parent Company filed with the ERB an application for a ₱0.30 per kwh rate increase.

In accordance with Section 36 of RA No. 9136, the ERC required the National Power Corporation (NPC) and all the distribution utilities to file their unbundled rate charges within six months from the effectivity of RA No. 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the UFR issued by the ERC on October 30, 2001.

On June 17, 2002, the ERC issued an Order consolidating the Parent Company's ₱0.30 per kwh rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedite the resolution of the rate cases. All records and proceedings of the rate increase application were deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated rate petitions. In the Decision, the ERC granted an Overall Average Tariff Adjustment (OATA) of ₱0.054 per kwh, compared to the Parent Company's February 2003 effective selling price of ₱5.4040 per kwh, not including adjustments due to the Currency Exchange Rate Adjustment (CERA) and the franchise tax. Meanwhile, according to a press statement released by the ERC, the approved rates would lead to an overall Weighted Average Tariff Adjustment (WATA) of ₱0.22 per kwh when compared to February 2003 rates.


MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

In a filing dated March 31, 2003, the Parent Company manifested that its computations and simulations showed that the unbundled rates approved by the ERC will not result in the OATA mentioned by the Decision nor the WATA found in the ERC's press statement. The Parent Company also said in its manifestation that it disagreed with a number of the findings, conclusions, and dispositions of the ERC in its Decision. Thus, the Parent Company stated that it would not implement the Decision beginning with its April 2003 billing cycle and it would file a motion asking the ERC to reconsider its March 20, 2003 Decision within the 15-day period allowed following receipt of the Decision.

On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. On May 30, 2003, the ERC released an order resolving the Parent Company's appeal providing for unbundled tariffs that will result in a total increase of ₱0.17 per kwh over May 2003 levels, after giving effect to the reduction of rates ordered by the SC in April 2003. This consists of ₱0.0835 per kwh increase reflecting higher generation and transmission charges and a ₱0.0865 per kwh increase in Parent Company-related charges (distribution, supply, and metering). The tariff increase was implemented in June 2003.

On October 10, 2003, the Parent Company filed an application at the ERC seeking to adjust Parent Company-related charges by an average ₱0.1358 per kwh. The Parent Company's rate application was based on (a) an independent appraisal of 2002 assets appraised at an exchange rate of ₱53.096:US$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in Parent Company-related charges of ₱0.12 per kwh, effective January 2004. Under the implementing rules and regulations of Electric Power Industry Reform Act (EPIRA), the ERC has up to one year from the issuance of the provisional approval within which to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. The respective memoranda of the parties were submitted to the SC on February 16, 2004. The status quo order remains until lifted by the SC.

f. Comprehensive Liability Management Plan (CLMP)

On December 4, 2002, the Parent Company announced the creation of a special committee to oversee the formulation and execution of a sustained viability plan and program under the CLMP.

The Parent Company has short-term and long-term debt maturing in 2004 amounting to ₱12,954 million. It has determined various options for refinancing its maturing debts. The Parent Company obtained the agreement of its short-term lenders to further extend payment of short-term loans due in March 2004 for another 90 days and will consider further extensions until the Parent Company can complete its refinancing program in


LARGE TAXPAYERS ASSISTANCE
MARIBETH G. LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

On June 24, 2003, the Parent Company's stockholders approved the issuance of additional bonded indebtedness of up to US$600 million or its equivalent currencies. The Parent Company filed an application of similar nature with the ERC last September 5, 2003 which was approved provisionally by the ERC on January 9, 2004. Public hearings on the Parent Company's application are currently ongoing.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the financial statements of the Parent Company and its subsidiaries (collectively referred to as the "Company") are as follows:

Basis of Preparation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines under the historical cost basis, except for utility plant and others which are carried at revalued amounts.

Adoption of New Statement of Financial Accounting Standards (SFAS)/
International Accounting Standards (IAS)
The Company adopted the following SFAS/IAS which became effective in 2003:

- SFAS 10/IAS 10, "Events After the Balance Sheet Date," prescribes the accounting policies and disclosures related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally the date of authorization for release of the financial statements.

- SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. The new standard requires that a provision should be recognized when (a) an enterprise has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations; and (c) a reliable estimate can be made of the amount of the obligation.

  Following the new recognition criteria, the Company reversed the recorded provision for self-insurance on properties not covered by insurance policies. The change in accounting policy has been accounted for retroactively and the comparative financial statements for 2002 and 2001 have been restated. The change decreased net income for 2003 by ₱1 million and increased net income for 2002 and 2001 by ₱243 million and ₱38 million, respectively. Unappropriated retained earnings as of January 1, 2001 has been increased by ₱376 million, which is the amount of adjustment prior to 2001.

- SFAS 38/IAS 38, "Intangible Assets," establishes the criteria for the recognition and measurement of intangible assets. It also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Accordingly, the Company changed its method of accounting for pre-operating expenses by charging to expense the unamortized portion of preoperating expenses. Previously, such expenses were deferred and amortized. The change in accounting policy has been accounted for retroactively and the comparative statements for 2002 and 2001 have been restated. The change increased net income for 2003 and 2002 by ₱83 million and ₱60 million, respectively, and decreased net


MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

income in 2001 by ₱167 million. There is no effect on unappropriated retained earnings as of January 1, 2001, as the preoperating expenses were incurred in 2001.

- SFAS 8A, "Deferred Foreign Exchange Differences," eliminates the deferral of foreign exchange losses arising from long-term monetary items. The adoption of SFAS 8A in 2003 did not have an effect on the Parent Company's financial position, results of operations and cash flows since the then ERB has allowed the Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERA II [Incremental Currency Exchange Rate Adjustment (ICERA) under the unbundled rate structure].

New Accounting Standards Effective Subsequent to 2003

The Accounting Standards Council has approved the following accounting standards, which will be effective subsequent to 2003:

- SFAS 12/IAS 12, "Income Taxes," prescribes the accounting treatment for current and deferred income taxes. The standard requires the use of the balance sheet liability method in accounting for deferred income taxes. It requires the recognition of a deferred tax liability and, subject to certain conditions, deferred tax asset for all temporary differences, with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations. The Company will adopt SFAS 12/IAS 12 in 2004. The Company has not yet determined the financial impact of the adoption of this standard.

- SFAS 17/IAS 17, "Leases," prescribes the accounting policies and disclosures to apply to finance and operating leases. The Company will adopt SFAS 17/IAS 17 in 2004. The Company has not yet determined the financial impact of the adoption of this standard.

- SFAS 21/IAS 21, "The Effects of Changes in Foreign Exchange Rates," provides restrictive conditions for the capitalization of foreign exchange losses. The Company will adopt SFAS 21/IAS 21 in 2005. Similar to the adoption of SFAS 8A in 2003 as discussed above, management believes that the effect of adoption will not be material.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Parent Company and the following directly-owned subsidiaries as of December 31 of each year:

	Country of Incorporation	Principal Activities	Percentage of Ownership		
			2003	2002	2001
Meralco Energy, Inc. (MEI)	Philippines	Energy Systems Management	100	100	100
e-Meralco Ventures, Inc. (e-MVI)	Philippines	e-Business Development	100	100	100
Asian Center for Energy Management (ACEM)	Philippines	Research & Development	100	100	–
Meralco Financial Services Corporation (Finserv)	Philippines	Financial Services Provider	100	100	–
Meralco Industrial Engineering Services Corporation (MIESCOR)	Philippines	Engineering, Construction and Consulting Services	97	97	72
Batangas Cogeneration Corporation (Batangas Cogen)	Philippines	Power Generation	55*	55	55
Corporate Information Solutions, Inc. (CIS)	Philippines	Systems Development	51	51	51
Rockwell Land Corporation (Rockwell)	Philippines	Real Estate	51	51	51

* *In 2004, the Parent Company's ownership has been reduced to 38%. Accordingly, the Company will deconsolidate the financial statements of Batangas Cogen in 2004.*


MARIBETH G. LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is relinquished and transferred out.

Parent company and consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the interests not held by the Parent Company in MIESCOR and its subsidiary MIESCOR Builders, Inc., Batangas Cogeneration Corporation, Corporate Information Solutions, Inc. (CIS) and Rockwell Land Corporation (Rockwell).

Investments in subsidiaries are accounted for under the equity method in the parent company financial statements.

Investments in Associates

The Company's investments in associates, entities which are neither subsidiaries nor joint ventures, where the Company owns at least 20% or has significant influence and which are neither subsidiaries nor joint ventures, are accounted for under the equity method of accounting in the financial statements. They are carried in the balance sheets at cost plus post-acquisition changes in the Company's share in the net assets of the associates, less any impairment in value. Share in the results of operations of the associates is recognized. Proportionate share in unrealized gains arising from transactions with its associates are eliminated against the investments accounts. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture

The Parent Company's interest in Soluziona Philippines, Inc. (Soluziona), a joint venture, is accounted for using the equity method of accounting. The interest in joint venture is carried at cost plus post-acquisition changes in the share in the net assets of the joint venture, less any impairment in value. The share in the results of operations of the joint venture is recognized.

Investments in Real Properties

Investments in real properties represent land, building, structures and improvements of the mall and condominium units for lease of Rockwell. These are carried at cost (including borrowing costs) less accumulated depreciation and any impairment in value. Depreciation is computed on a straight-line basis over a 35-year period for the mall and a 20-year period for the condominium units for lease.

Other Investments

All other investments held on a long-term basis are valued at cost less any impairment in value and are included in "Investments - at cost" account in the balance sheets.

Utility Plant and Others

Utility plant and others is stated at revalued amounts less CERA recoveries, accumulated depreciation and any impairment loss. Independent property revaluations are performed periodically. The latest valuation as of December 31, 2002 was certified by a qualified independent appraiser.


TAXPAYERS ASSISTANCE DIVISION
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

The initial cost of utility plant and others comprise their purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of utility plant and others beyond their originally assessed standard of performance, the expenditures are capitalized as an additional cost of utility plant and others.

In prior years, a two-year lag exists in the recording of appraised values. For 2003, the lag is only one year. Due to the volume of assets involved, it is not possible to finalize the independent valuation and to record the results as of the date of the financial statements. For practical purposes, the Parent Company has consistently adopted the lag in recording.

Additions to utility plant and others subsequent to the last appraisal date are stated at cost. Recorded appraisal increase is reduced by the amount being recovered through the Currency Exchange Rate Adjustment (CERA II) Clause for Debt Service. Any increase in the utility plant's valuation is credited to the "Appraisal increase in utility plant and others" account in the balance sheets. Any decrease is first offset against the increase on earlier valuation in respect of the same property and is thereafter charged to current operating income. Depreciation on appraisal increase charged to operations is transferred to retained earnings or deficit.

Upon ERC's approval of the Parent Company's new base exchange rate of ₱40.081, it is allowed to restate utility plant and others by the amount of the difference between the previous base exchange rate and the newly approved base exchange rate multiplied for each dollar identified in the utility plant and others which were acquired using the proceeds of the foreign currency denominated loans.

When assets are sold or retired, their revalued amounts and accumulated depreciation and any impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income. Upon the disposal of revalued property, the relevant portion of the appraisal increase realized in respect of previous valuation is transferred from the appraisal increase directly to retained earnings or deficit. However, for certain subtransmission and distribution assets (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is debited for the same amount. For financial reporting purposes, depreciation of utility plant and others is computed using the straight-line functional group method over the following estimated useful lives:

Subtransmission and distribution	25-35 years
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	20 years
Building and improvements	40 years
Others	20 years


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G. LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

For income tax reporting purposes, depreciation of utility plant and others is computed based on the double-declining balance method.

Depreciation of assets of the subsidiaries, except MIESCOR which uses sum-of-years' digits method for certain assets amounting to ₱81 million (included in the 2003 consolidated balance sheet), is computed using the straight-line method over the following estimated useful lives:

Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

The useful life and depreciation method are reviewed periodically to ensure that the period and method of depreciation are consistent with the expected pattern of economic benefits from items of utility plant and others.

Construction in Progress

Construction in progress of subtransmission and distribution substations and building is stated at cost which includes cost of construction, plant and equipment and other direct costs. Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period. Construction in progress is not depreciated until such time that the relevant assets are completed and put into operational use.

Impairment of Assets

The carrying values of long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of an asset is the greater of net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses, if any, are recognized as a charge to current operations, except for utility plant and others, which are recognized as a reduction in the appraisal increase and any excess as a charge to current operations.

Land Held for Future Development

Subdivided and unsubdivided land of Rockwell are stated at the lower of cost or net realizable value. Expenditures for development and improvements of subdivided land are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G. LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

Intangible Assets
Intangible assets consist of software cost, consultancy fees and other development expenditures incurred in relation to a corporate-wide computerization program. These are measured initially at cost. After initial recognition, deferred charges are measured at cost less accumulated amortization. These are amortized on a straight-line basis over five years upon implementation of such projects.

Deferred Pass-through Fuel Costs
Deferred pass-through fuel costs are recorded based on actual billings for unconsumed gas determined at the end of the year.

Exchange rate differences arising from the restatement of deferred pass-through fuel costs are deferred as these costs will be passed on to customers upon consumption.

Debt Issuance Costs
Debt issuance costs are deferred and amortized on a straight-line basis over the term of the long-term debt.

Cash and Cash Equivalents
Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Receivables
Receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Inventories
Materials and supplies are stated at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to their present location and condition are determined on the moving average method. Net realizable value is the current replacement cost of the asset.

Condominium units for sale of Rockwell are stated at the lower of cost or net realizable value. Cost includes the cost of the land, construction costs and borrowing costs incurred during construction. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Provisions
Starting on January 1, 2003, provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. In prior years, provisions for contingencies were accrued when it is probable that a liability had been incurred at balance sheet date and the amount can be reasonably estimated. Otherwise, the loss contingency was disclosed.

Contingent Assets
Contingent assets arising from the tax refund discussed in Note 23 are not recognized unless the realization of the refund is virtually certain.


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

Revenue
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

- Parent Company

  Operating revenues are recognized upon supply of power to the customers. Prior to June 2003, the bills rendered monthly were computed according to rate schedules approved by the ERB in ERB Case Numbers 95-385, 97-18 and 2001-168. The bill format had the following components:

  - Basic Charge. This charge allowed the Parent Company to recover its operating expenses and attain a reasonable return on its investment. Basic charge also includes fixed Purchased Power Adjustment (PPA) equivalent to a purchased power cost of ₱1.7845 per kwh.

  - CERA. CERA I and II covered the increases and decreases in the operations and maintenance expenses and foreign debt principal payments due to changes in the Philippine peso-US dollar exchange rate, respectively.

  - PPA. This covered the increases and decreases in the cost of power bought from the Parent Company's power suppliers. This represents changes in the Parent Company's purchased power cost beyond the base level of ₱1.7845 per kwh incorporated in the Basic Charge.

In compliance with Section 36 of RA No. 9136, the Parent Company filed with the ERC last December 26, 2001 for the unbundling of its charges to its customers. The UFR on the rate unbundling released by the ERC on October 30, 2001 specified that the Parent Company's billing will have the following components: Generation Charge, Transmission Charge, System Loss Charge, Distribution Charge, Supply Charge, Metering Charge, the CERA and Interclass and Lifeline Subsidies. National and Local Franchise Taxes, the Power Act Reduction (for Residential Customers) and the Universal Charge are also separately indicated in the customer's billing statements. As discussed in Note 1(e), the ERC has issued its Decision on the Parent Company's rate unbundling application.

On February 24, 2003, the ERC issued an Order approving the Implementing Rules and Regulations (IRR) for the new Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA). The GRAM and ICERA are the mechanisms by which the Parent Company can reflect changes in the levels of the Generation Charge and the Currency Exchange Rate Adjustment (CERA). The levels of the Generation Charge and the CERA are fixed until such time that the ERC approves new levels for these following a filing by the Parent Company under the GRAM and the ICERA. These rate adjustment mechanisms still allow the Parent Company to pass on to its customers changes in generation costs and some of the effects of the peso depreciation. The cost recovery process, however, is no longer automatic, as the ERC's approval is required on a quarterly basis resulting in a lag between the time the costs are incurred and when they may be recovered. Accordingly, over or under recoveries in operating revenues at the end of the year are reversed or accrued.


US SEC
File No. 82-3237


LARGE TAXPAYERS ASSISTANCE
MARIBETH G. LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

- MIESCOR

Revenues from construction contracts are recognized and measured using the percentage of completion method of accounting for the physical portion of the contract work, determined based on the actual costs incurred in relation to the total estimated costs of the contract. Revenue from contracts to manage, supervise, or coordinate construction activity for others and contracts where materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

- Rockwell

  - Revenue from sale of real estate is recognized when the significant risks and rewards of ownership of the property have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate, which include the sale of land and condominium units, are accounted for under the percentage of completion method where there are material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

    Cost of condominium units sold before completion of the project is determined based on actual costs and project estimates of building contractors and technical staff. The estimated future expenditures for development pertain to the cost of condominium units sold shown as "Estimated liability for project development" account in the consolidated balance sheets.

    For income tax purposes, full revenue recognition is applied when at least 25% of the selling price is collected in the year of sale, otherwise, the installment method is applied.

  - Revenue from cinema, bowling, billiards and snack bar is recognized upon receipt of cash from the customer.

  - Lease income from condominium units held for lease and from mall operations are accounted for in accordance with the terms of the lease agreements.

- Interest income

Revenue is recognized as the interest accrues.


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

Foreign Currency Transactions
Foreign currency transactions are recorded in Philippine peso by applying to the foreign currency amount the exchange rate between the Philippine peso and the foreign currency at the date of the transactions. Exchange rate differences arising from the settlement of monetary items at rates different from those at which they were initially recorded during the periods are generally recognized in the statements of income in the period in which they arise. Monetary assets and liabilities denominated in foreign currencies are restated using the closing exchange rate at the balance sheet date. However, foreign exchange gains or losses arising from restatement of foreign currency denominated loans to the current exchange rate are deferred (included as part of "Other noncurrent assets" account in the balance sheets) and amortized (shown as part of "Interest and other charges" account in the statements of income) as amounts are recovered through corresponding adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Retirement Costs
The Parent Company has a funded, noncontributory defined benefit retirement plan for all permanent employees. In 2003, retirement costs of the Parent Company are actuarially determined using the projected unit credit method. This method reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average working lives of the covered employees. In prior years, retirement costs of the Parent Company were actuarially determined using the entry age normal funding method. The effect of the change on the financial statements is not material.

Certain subsidiaries provide for retirement benefits based on projected unit credit method and entry age normal funding method.

Stock Ownership Plan
The Parent Company has a stock ownership plan for the granting of non-transferable options to management and employees to purchase fixed number of shares of stock at a stated price during a specified period. When the grants are exercised, the capital stock transactions are recorded at the stated price.

Borrowing Costs
Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred and ceases when the assets are ready for their intended use.

Leases
Operating lease payments are recognized as expense based on the terms of the lease agreements.

Income Tax
Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to (a) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) carryforward benefit of the net operating loss carryover (NOLCO); and (c) the excess of minimum corporate income tax (MCIT) over the regular corporate income tax. Deferred tax assets and liabilities are


MARIBETH G. LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

measured using the tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided when the deferred tax assets will not be realized in the future.

Prior to the SC decision discussed in Notes 1(d) and 23, the provision for income tax was segregated into utility and non-utility operations in the statements of income. The 2002 and 2001 financial statements have been restated to give retroactive effect to the change in the presentation of provision for income tax.

Financial Instruments

The Parent Company uses various interest rate structures to manage interest rate risks and to obtain a more stable and predictable interest cost. These structures are generally entered into concurrent with the issuance of floating rate debts. Net amounts paid to or received from counterparties under these interest rate structures are recorded as interest expense in the period in which they accrue.

Current accounting practice does not require recognition of mark-to-market values of derivative instruments. Mark-to-market values are presented in the related notes for disclosure purposes only.

Subsequent Events

Subsequent events that provide evidence of conditions that existed at balance sheet date are reflected in the financial statements. Subsequent events that are indicative of conditions that arose after the balance sheet date are disclosed in the financial statements when material.

3. Segment Information

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products.

- The power distribution segment is involved in the distribution and supply of electricity covering franchise areas in the Luzon region.
- The real estate segment is involved in real estate development and leasing.
- The services segment is involved principally in engineering, construction and consulting services, and computer-related services.

Segment revenues, segment expenses and segment results include transfers among business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in the consolidation.

Segment assets and segment results for 2002 and 2001 have been restated to reflect the effect of change in policy with respect to provisions and pre-operating expenses (see Note 2) and customer's refund [see Note 1(d)].

The Company operates and generates revenues in the Philippines (i.e., one geographical location). Thus, geographical segment information is not presented.

Business Segment Data

	Power Distribution			Real Estate			Services			Eliminations			Consolidated		
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
							(Amounts in Millions)								
Revenues															
External sales	₱131,987	₱117,791	₱129,367	₱2,235	₱977	₱1,877	₱813	₱1,276	₱1,466	₱–	₱–	₱–	₱135,035	₱120,044	₱132,710
Inter-segment sales	32	30	33	–	–	–	208	200	357	(240)	(230)	(390)	–	–	–
Total revenues	132,019	117,821	129,400	2,235	977	1,877	1,021	1,476	1,823	(240)	(230)	(390)	135,035	120,044	132,710
Results															
Segment results	4,061	(2,203)	4,923	303	(20)	(356)	132	(153)	(62)	–	–	–	4,496	(2,376)	4,505
Extraordinary loss													–	(23,817)	–
Interest and other charges - net													(3,229)	(3,840)	(3,287)
Equity in net earnings of investees													307	386	605
Minority interest													(62)	187	367
Benefit from (provision for) income tax													(585)	1,359	(838)
Net income (loss)	4,061	(2,203)	4,923	303	(20)	(356)	132	(153)	(62)				907	(28,181)	1,352
Other Information															
Segment assets	141,399	139,372	130,946	10,046	10,881	11,425	1,757	2,075	2,666	(1,229)	(3,040)	(2,138)	151,973	149,288	142,899
Deferred income tax assets													1,447	2,120	776
Investments - at equity													2,656	2,767	931
Consolidated total assets	141,399	139,372	130,946	10,046	10,881	11,425	1,757	2,075	2,666	(1,229)	(3,040)	(2,138)	156,076	154,175	144,606
Segment liabilities	97,519	96,572	59,424	4,321	4,533	5,253	2,324	4,613	5,370	(283)	(544)	(351)	103,961	105,174	69,696
Deferred income tax liabilities													3,065	3,527	3,740
Consolidated total liabilities	97,519	96,572	59,424	4,321	4,533	5,253	2,324	4,613	5,370	(283)	(544)	(351)	107,026	108,701	73,436
Capital expenditures	6,435	6,505	7,232	24	29	706	395	319	306	–	–	–	6,818	6,853	8,244
Depreciation and amortization	4,305	4,870	4,816	207	208	202	58	137	41	6	–	–	4,576	5,215	5,059
Noncash expenses other than depreciation and amortization	896	3,622	775	7	358	17	193	72	53	–	–	–	491	2,314	38


MARIBETH G. LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

4. **Supplemental Information on Rockwell**

Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities. In May 2002, Rockwell commenced construction of its new condominium project - the "Manansala." The project broke ground in May 2002 with 93% market take up by year-end. Rockwell expects to turn over the "Manansala" units by December 2005.

Total cash received from pre-selling activities of "Manansala" amounted to ₱389.4 million as of December 31, 2002 and is shown as part of "Accounts payable and other current liabilities - Deposits from pre-selling of condominium units" in the 2002 consolidated balance sheet (see Note 17).

Condensed financial information for Rockwell, before intercompany elimination, follows:

	2003	2002	2001
		(Amounts in Millions)	
Cash and cash equivalents	₱60	₱362	₱147
Trade and other receivables - net	2,036	493	1,202
Investment in real properties - at cost	4,001	4,015	4,095
Total assets	10,130	10,005	11,413
Long-term debt	2,209	2,983	2,714
Estimated liability for project development	1,630	–	–
Total liabilities	4,321	4,327	5,253
Total stockholders' equity	5,809	5,678	6,160
Revenues	2,332	1,125	1,970
Costs and expenses	2,202	1,606	2,761
Net income (loss)	130	(481)	(791)


MARIBETH G LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

File No. 82-3237

5. Utility Plant and Others

The movement of utility plant and others for the year ended December 31, 2003 follows:

	Parent Company					Office Furniture,			
	Subtransmission and Distribution	Others	Total Parent Company	Land	Building and Improvements	Fixtures and Other Equipment	Transportation Equipment	Others	Total Consolidated
					(Amounts in Millions)				
Appraised values:									
Beginning	₱74,350	₱26,567	₱100,917	₱17	₱241	₱710	₱164	₱752	₱102,801
Transfers from CIP	8,169	1,460	9,629	-	-	-	-	-	9,629
Additions	-	-	-	-	5	163	19	7	194
Disposals/retirements	209	(991)	(782)	-	(54)	(48)	(24)	-	(908)
Reclassification and others	116	(229)	(113)	-	-	(192)	-	-	(305)
Appraisal increase	5,124	2,489	7,613	-	-	-	-	-	7,613
Ending	87,968	29,296	117,264	17	192	633	159	759	119,024
Accumulated depreciation:									
Beginning	17,975	3,655	21,630	-	37	116	79	458	22,320
Charge for the year	2,678	838	3,516	-	13	244	9	5	3,787
Disposals/retirements	209	(237)	(28)	-	(17)	(43)	(11)	-	(99)
Other adjustments	803	413	1,216		-	-	-	-	1,216
Appraisal increase	5,316	127	5,443	-	-	-	-	-	5,443
Ending	26,981	4,796	31,777	-	33	317	77	463	32,667
Net book value - December 31, 2003	₱60,987	₱24,500	₱85,487	₱17	₱159	₱316	₱82	₱296	₱86,357
Net book value - December 31, 2002	₱56,375	₱22,912	₱79,287	₱17	₱204	₱594	₱85	₱294	₱80,481

A qualified independent appraiser performs valuations of utility plant and others periodically, with the latest valuation being as of December 31, 2002.

Substantially all of the utility plant assets (₱84,848 million as of December 31, 2003, ₱78,300 million as of December 31, 2002 and ₱76,100 million as of December 31, 2001) are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders (see Note 15).


MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

On January 27, 2003, the BOD of the Parent Company approved the conveyance of real properties of MML Development Center (MMLDC) in Antipolo City, as contribution to fund its pension obligations to the Meralco Retirement Plan being held in trust by the Meralco Pension Fund (MPF). The net book value of the properties transferred amounted to ₱647 million which reduced the Parent Company's unfunded actuarial liability by the same amount (see Note 24).

A Memorandum of Agreement and Deed of Assignment conveying the title and ownership of the real estate properties have been executed between the Parent Company and the Meralco Pension Fund. The corresponding taxes due were paid to the government.

The original cost basis and accumulated depreciation at cost of utility plant and others follow:

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
	(Amounts in Millions)				
At cost:					
Subtransmission and distribution	₱64,252	₱55,206	₱63,095	₱55,206	₱51,902
Others	16,393	16,162	16,969	16,162	16,348
	80,645	71,368	80,064	71,368	68,250
Land	–	–	2	2	2
Building and improvements	–	–	164	212	117
Office furniture, fixtures and other equipment	–	–	474	543	273
Transportation equipment	–	–	115	118	117
Others	–	–	759	752	744
	80,645	71,368	81,578	72,995	69,503
Less accumulated depreciation	22,363	17,975	22,666	18,654	17,195
	₱58,282	₱53,393	₱58,912	₱54,341	₱52,308

6. Construction in Progress

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
	(Amounts in Millions)				
Balance, beginning of year	₱8,613	₱6,932	₱8,719	₱7,039	₱10,591
Additions	6,435	6,505	6,818	6,505	7,365
Transfers to utility plant and others (see Note 5)	(9,629)	(4,824)	(9,629)	(4,825)	(10,917)
Reclassification from advance payments to suppliers and others	769	–	769	–	–
Balance, end of year	₱6,188	₱8,613	₱6,677	₱8,719	₱7,039

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution facilities. Borrowing costs capitalized amounted to ₱68 million, ₱119 million and ₱216 million in 2003, 2002 and 2001, respectively.

Capitalization rates in 2003, 2002 and 2001, were 6.1%, 7.7% and 11.3%, respectively.


MARIBETH G LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

7. **Investments at Equity**

In the Parent Company financial statements, subsidiaries, associates, and joint venture are accounted for under the equity method. In the consolidated financial statements, associates and joint venture with ownership of 50% and below are accounted for under the equity method.

	Percentage of Ownership	
	Parent Company	Consolidated
Subsidiaries		
MEI	100	–
e-MVI	100	–
ACEM	100	–
Finserv	100	–
MIESCOR	97	–
Batangas Cogen	55*	–
CIS	51	–
Rockwell	51	–
Associates		
First Private Power Corporation and Subsidiary (FPPC)	40	40
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	35	35
Joint Venture		
Soluziona	50	50

** In 2004, the Parent Company's ownership has been reduced to 38%. Accordingly, the Company will deconsolidate the financial statements of Batangas Cogen in 2004.*

The details and movements of investments in subsidiaries, associates and joint venture follow:

	Parent Company		Consolidated		
	2003	2002 (As restated - see Note 2)	2003	2002 (As restated - see Note 2)	2001 (As restated - see Note 2)
	(Amounts in Millions)				
Acquisition costs	₱1,504	₱1,465	₱876	₱648	₱647
Accumulated equity in net earnings:					
Balance at beginning of year, as previously reported	834	1,346	403	284	84
Effect of change in accounting for intangible assets (see Note 2)	(107)	(167)	–	–	–
Balance at beginning of year, as restated	727	1,179	403	284	84
Equity in net earnings (losses) for the year	376	(265)	207	306	605
Depreciation on share in revaluation increment	267	–	261	–	–
Dividends declared	(511)	(187)	(511)	(187)	(405)
Balance at end of year	859	727	360	403	284


LARGE TAXPAYERS ASSISTANCE
MARIBETH G. LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

	Parent Company		Consolidated		
	2003	2002 (As restated- see Note 2)	2003	2002 (As restated - see Note 2)	2001 (As restated - see Note 2)
	(Amounts in Millions)				
Share in revaluation increment of subsidiaries and an associate:					
Balance at beginning of year	₱1,962	₱–	₱1,716	₱–	₱–
Additions during the year	–	1,962	–	1,716	–
Depreciation on share in revaluation increment (see Note 28)	(267)	–	(261)	–	–
Balance at end of year	1,695	1,962	1,455	1,716	–
Share in cumulative translation adjustment of an associate	(35)	–	(35)	–	–
	₱4,023	₱4,154	₱2,656	₱2,767	₱931

The carrying values of investments in subsidiaries, associates and joint venture follow:

	Parent Company		Consolidated		
	2003	2002 (As restated - see Note 2)	2003	2002 (As restated - see Note 2)	2001 (As restated - see Note 2)
	(Amounts in Millions)				
FPPC	₱2,262	₱2,641	₱2,262	₱2,641	₱818
Rockwell	1,382	1,174	–	–	–
GEPMICI	91	87	91	87	85
Others	288	252	303	39	28
	₱4,023	₱4,154	₱2,656	₱2,767	₱931

Undistributed accumulated equity in earnings of investees included in the Parent Company's unappropriated retained earnings amounted to ₱859 million and ₱727 million as of December 31, 2003 and 2002, respectively. These amounts are not currently available for distribution as dividends until declared by the subsidiaries and associates.

Condensed financial information for FPPC and GEPMICI follow:

	2003		2002		2001	
	FPPC	GEPMICI	FPPC	GEPMICI	FPPC	GEPMICI
			(Amounts in Millions)			
Current assets	₱1,664	₱350	₱1,374	₱293	₱1,176	₱313
Noncurrent assets	2,618	40	4,242	45	4,685	53
Current liabilities	1,273	131	1,034	90	1,070	122
Noncurrent liabilities	1,860	–	2,370	–	2,749	–
Net assets	1,149	259	2,212	248	2,042	244
Revenues	2,851	399	2,634	305	2,689	477
Costs and expenses	1,785	387	1,885	301	1,890	420
Net income	1,066	12	749	4	799	57




TAXPAYERS ASSISTANCE DIVISION
LARGE
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

The aggregate amounts of the Parent Company's proportionate share in the assets, liabilities, income and expenses related to its 50% interest in Soluziona follows:

	2003	2002	2001
		(Amounts in Millions)	
Current assets	₱82	₱88	₱94
Noncurrent assets	10	16	28
Current liabilities	(41)	(56)	(66)
Noncurrent liabilities	(2)	(5)	(18)
Net assets	₱49	₱43	₱38
Revenues	₱180	₱207	₱199
Costs and expenses	163	191	175
Net income	₱17	₱16	₱24

8. Investments in Real Properties and Investments at Cost

Investments in real properties include the accumulated costs incurred for the development and construction of the mall, "The Power Plant," and condominium units held for lease. Unamortized borrowing costs (net of depreciation) capitalized as part of investments in real properties amounted to ₱332 million and ₱343 million as of December 31, 2003 and 2002, respectively. No borrowing costs were capitalized starting 2001.

On May 12, 1999, Rockwell entered into an agreement with Rockwell Leisure Club, Inc. (RLCI) for the assignment of facilities and the related condominium certificates of title carrying the premises amounting to ₱400 million, in exchange for advances convertible into shares of stock of RLCI. As of December 31, 2003, investments in RLCI shares and advances convertible to RLCI shares amounted to ₱27 million (₱31 million in 2002 and ₱60 million in 2001) and ₱210 million (₱210 million in 2002 and ₱187 million in 2001), respectively (shown as part of "Investments - at cost").

As discussed in Note 15(b), investments in real properties of Rockwell with a carrying value of ₱3,700 million as of December 31, 2003, serve as collateral on certain long-term debt of Rockwell.

Prior to 2003, the Company presented investments in real properties and investments at cost as part of investments and advances account in the balance sheets. Starting 2003, the Company separately discloses investments in real properties and investments at cost in the balance sheet. Prior year parent company and consolidated balance sheets were restated to give effect to the change in presentation.

9. Other Noncurrent Assets

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
	(Amounts in Millions)				
Deferred pass-through fuel costs (see Note 20)	₱8,286	₱4,544	₱8,286	₱4,544	₱–
Deferred foreign exchange loss (CERA II)	6,588	7,501	6,588	7,501	6,677
Deferred PPA (net of allowance for probable disallowance of ₱710 million and ₱1,639 million in 2003 and 2002, respectively)	3,487	5,757	3,487	5,757	10,300
Prepaid income tax - net of current portion (see Note 23)	1,055	1,353	1,055	1,353	–
Intangible assets - net	788	1,577	788	1,577	2,456
Unamortized debt issuance costs	726	845	726	845	938
Deferred charges on system imbalance penalties (net of allowance for probable disallowances of ₱399 million in 2003) (see Note 22)	–	370	–	370	89
Input value added taxes (VAT) and creditable withholding taxes	–	–	452	364	748
Deferred income tax (see Note 23)	–	–	80	71	117
Others	1,014	972	1,347	1,423	1,855
	₱21,944	₱22,919	₱22,809	₱23,805	₱23,180

a. Deferred pass-through fuel costs

Deferred pass-through fuel costs represents the quantity and cost of natural gas that was contracted for but not consumed by the Parent Company's major independent power producers, First Gas Power Corporation (FGPC) and FGP Corp. [collectively referred to as "First Gas" - see Notes 20 and 27(a)], due to the constrained dispatch imposed on them by the National Power Corporation(NPC)/National Transmission Corporation (TransCo). Both FGPC's 1,000 megawatt (MW) Sta. Rita plant and FGP Corp.'s 500-MW San Lorenzo plant should be dispatched at the stipulated capacity factor of 83% every year. Billings by First Gas for the years ended December 31, 2003 and 2002 for such unconsumed gas amounted to US$64 million and US$85 million, respectively. Such unconsumed gas can be utilized over a period of 10 years up to 2013. The payment term is dependent upon the outcome of the dispute described below. The related liability is presented as "Liability arising from deferred pass-through fuel costs" account in the balance sheets and is interest-bearing starting February 2003. The interest rate is based on LIBOR plus 1%. Total interest for the year ended December 31, 2003 amounted to ₱152 million and is shown as part of "Interest and other charges" account in the 2003 statements of income. The related liability for interest is shown as part of "Other noncurrent liabilities" account in the balance sheets.

A dispute has arisen between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc., and PNOC Exploration Corporation) under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers. First Gas' position is that the Gas Sellers have breached the terms of the "Most Favored Nations Clause" (MFN) contained in the GSPA by failing to notify and offer First Gas certain pricing terms and conditions that the Gas Sellers have previously offered to National Power Corporation (NPC) in connection with NPC's 1,200 MW Ilijan Power Plant. The Gas Sellers offered a deferred payment facility to NPC to finance payment for NPC's take-or-pay obligations under its GSPA with the Gas Sellers for the Ilijan Power Plant. The Gas Sellers have not offered the Ilijan Price Terms to FGP including a deferred payment facility.


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

With respect to 2002, FGP is of the view that it has fully complied with its obligations under the GSPA and is, therefore, not liable to Gas Sellers for any take-or-pay obligations. FGPC is of the position that the Gas Sellers are obligated to offer the complete Ilijan Price terms, which include a deferred payment facility pursuant to the MFN.

If the Gas Sellers had provided First Gas with a deferred payment facility pursuant to the MFN under the GSPA, any take-or-pay obligations in 2003 and 2002 deemed owed by FGP to the Gas Sellers and the disputed amounts, if deemed owed by FGPC to the Gas Sellers, would be deferrable under such deferred payment facility. Consequently, FGP has taken the position that its entire amount of obligation is subject of a bonafide dispute between FGP and the Gas Sellers. FGPC has also taken the position that the disputed amount is subject of a bonafide dispute between FGPC and the Gas Sellers.

On a monthly basis commencing in March 2003, the Gas Sellers have invoiced First Gas for interest in connection with the 2002 disputed take-or-pay obligations. Given FGP's position that it is not liable for any take-or-pay obligations, FGP is of the position that it is not liable for any interest payments on the said amount. Also, given FGPC's position that it is entitled to the Ilijan price terms, including deferred payment facility, and such claim constitutes a bona fide dispute, the interest should be computed using a lower rate as stipulated in the GSPA. Under the terms of the GSPA such interest is not due for payment until such time that the dispute is resolved.

First Gas intends to vigorously pursue its dispute with Gas Sellers under the GSPA. Management of First Gas, based on the advice of its legal counsel, does not expect the resolution through arbitrations of said disputes to happen within the next two to two and a half years.

Consequently, the Parent Company's obligations to pay for unconsumed gas for 2003 and 2002 would also be deferrable until resolution of the dispute. The liability on unconsumed gas is presented as a noncurrent liability and is shown as "Liability arising from deferred pass-through fuel costs" in the balance sheets. The related interest is presented as part of "Other noncurrent liabilities" account in the balance sheets.

The beneficiaries of the dispute are the Parent Company and the consumers who will benefit from any reduction in the cost of natural gas, as the cost of fuel is a pass-through cost. In case First Gas loses in the dispute, First Gas will collect from the Parent Company the deferred payments due to the Gas Sellers. The parties are meeting and exploring possibilities on how the unconsumed gas will be utilized.

Nonetheless, the Parent Company expects that with the increasing demand for electricity beginning in 2005, First Gas will be dispatched sufficiently by TransCo to utilize the unconsumed gas within the prescribed 10-year period.

b. CERA II

CERA II represents deferred foreign exchange losses that are billable to customers upon approval of the ERC.


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

c. Deferred PPA

Deferred PPA represents unbilled purchased power costs incurred by the Parent Company.

On April 30, 2002, the ERC issued a Cease and Desist Order (CDO) ordering the Parent Company to cease and desist from automatically billing unbilled PPAs. The Parent Company filed a Motion for Reconsideration on May 7, 2002 which the ERC denied on May 28, 2002. On December 19, 2002, the ERC issued an Order under ERC Case No. 2001-383 stating that upon verification of the Parent Company's computation of the unbilled PPAs of ₱9,269 million as of September 30, 2002, only ₱7,180 million can be billed to the customers. The difference of ₱2,079 million, which was not allowed to be recovered from customers by the ERC, pertains to anti-pilferage campaign expenses of ₱1,279 million and VAT savings in Independent Power Producers' (IPP) costs of ₱810 million which were reflected in residential customers' bills as part of the ₱0.30 per kwh MRR provided for in Section 72 of RA No. 9136.

The Parent Company has written-off the portion related to anti-pilferage campaign expenses of ₱1,279 million. Of this amount, ₱401 million is reflected as reduction in revenue while ₱878 million is shown as part of "Write-off of disallowed receivables" in the 2002 statements of income. Pending final resolution by ERC and the competent Court, the Parent Company provided an allowance and a provision for probable losses for the remaining portion of the disallowances by the ERC amounting to ₱810 million. In a letter dated October 30, 2002, the ERC ordered the Parent Company not to implement a change in the current procedure of using a portion of the VAT savings in IPP costs as part of the MRR. The Parent Company continued to absorb a portion of the 30 centavos MRR reduction pending ERC's final resolution.

Of the total approved deferred PPA in 2002, ₱1,545 million pertains to transmission line fee charges of Quezon Power (Philippines) Limited Co. (QPPL) for the period January 1, 2000 to September 30, 2002 which is still being evaluated by the ERC. The recoverability of this portion of the deferred PPA depends on the outcome of the evaluation of the ERC. The Parent Company has provided an allowance of ₱829 million for this portion and the provision is included in "Provision for probable losses on disallowed receivables" in the 2002 statements of income.

Starting June 2003, the Parent Company did not bill the estimated portion of the disallowed transmission line fee charges. A portion of the transmission line fee charges for the year ended December 31, 2003 amounting to ₱523 million, is shown as part of "Recovery of (provision for) probable losses on disallowed receivables" account in the 2003 statements of income. The provisioning for both periods were estimated based on the ERC Decision discussed in Note 1(e).

While the ERC in the same order has allowed the Parent Company to collect ₱5,635 million (₱7,180 million less ₱1,545 million) of the total deferred PPA as of 2002, the manner and schedule for the collection were not specified.

In ERC's Decision on the Parent Company's rate unbundling dated March 20, 2003, the Parent Company was authorized to collect the deferred PPA of ₱5,635 million through its rates to customers by an amount equivalent to ₱0.0875 per kwh over a period of three years. In a manifestation filed with the ERC on April 1, 2003, the Parent Company stated that it would begin collecting the said amount beginning in the April 2003 billing cycle.

On May 29, 2003, the ERC issued an Order authorizing the Parent Company to collect effective in the June 2003 billing cycle an additional amount of ₱0.0127 per kwh as deferred PPA recovery. This additional ₱0.0127 per kwh, together with the ₱0.0875 per kwh collection of which started in the billing month of April 2003, brings to ₱0.1002 per kwh the total deferred PPA recovery that will be incorporated in the Generation Charge component of the customers' bills.

Based on the collection period approved by the ERC, current and noncurrent portion of the deferred PPA is as follows:

	2003	2002
	(Amounts in Millions)	
Current [shown as part of "Notes and customers' accounts" (see Note 11)]	**₱2,619**	₱1,144
Noncurrent - net	**3,487**	5,757
Total	**₱6,106**	₱6,901

On December 8, 2003, the Parent Company made its first application under the GRAM covering the period May to September 2003 supply months. An amended application was filed on January 16, 2004. On January 26, 2004, the Parent Company received an Order from the ERC dated January 21, 2004 approving a Generation Charge of ₱3.1886 per kwh, inclusive of the deferred PPA. In that same Order, the ERC disallowed the recovery of ₱199 million of the VAT savings passed on as part of the mandated residential reduction for the period July 2001 to October 2001 supply months. The accumulated VAT savings passed on as part of the mandated residential reduction for the supply months November 2001 to October 2003 of ₱1,798 million was authorized for recovery over a 36-month period via an additional ₱0.0224 per kwh to the deferred PPA component of the Generation Charge starting February 2004. As a result, the Parent Company reversed in 2003 the allowance for probable losses of ₱810 million in 2002 pertaining to unrecovered MRR.

d. Intangible assets

Intangible assets represent mainly software cost, consultancy fees and other development expenditure related to the Parent Company's corporate-wide computerization program. The program involves all of the Parent Company's business processes, namely, customer service, distribution, materials management, finance, human resources, logistics and executive information system. Amortization (shown as part of "Depreciation and amortization" account in the statements of income) charged to operations amounted to ₱789 million, ₱879 million and ₱779 million for the years ended December 31, 2003, 2002 and 2001, respectively.

	2003	2002
	(Amounts in Millions)	
Balance, beginning of year	**₱1,577**	₱2,456
Amortization (see Note 22)	**789**	879
Balance, end of year	**₱788**	₱1,577


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

e. Deferred charges on system imbalance penalties

The Parent Company withheld payment starting July 2001 the 50% penalty on the energy charge imposed by NPC (TransCo starting October 2002) on the excess imbalance energy incurred by the Parent Company's IPPs. The Parent Company contested the 50% penalty because of its apparent application to the Parent Company's IPPs only. These charges amounted to ₱399 million as of December 31, 2003. Although the matter was raised to the ERC in a December 16, 2002 letter, there was no resolution of the issue. The penalty on imbalance charges was also included among the claims that the Parent Company sought compensation from NPC in a letter dated March 14, 2003. This was, however, not mentioned in the Settlement Agreement signed by the Parent Company and NPC on July 15, 2003.

Recovery from customers of the total withheld amount of ₱399 million covering the period July 2001 to October 2003 will be pursued by the Parent Company through an appropriate filing at the ERC. While the Parent Company still has to seek ERC approval on the recovery mechanism, the Parent Company made a provision for probable disallowances of the same amount.

f. Others

"Others" include matured placements with a local bank amounting to ₱272 million as of December 31, 2002 (₱383 million as of December 31, 2001). The local bank was placed under receivership on April 26, 2000. Based on the Memorandum of Agreement and pursuant to the Liability Servicing Plan of the Rehabilitation Plan for the local bank, 75% of the placements were converted into "Repayment Notes" which are payable over a period of three years commencing on September 14, 2002 and 25% were converted into "Promissory Notes" payable over a period of three years commencing on September 14, 2005. On October 5, 2001, the "Repayment Notes" due on September 14, 2002 were discounted. The Parent Company collected ₱111 million on September 14, 2003.

10. Cash and Cash Equivalents

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
	(Amounts in Millions)				
Cash on hand and in banks	₱2,099	₱1,414	₱2,280	₱1,641	₱2,124
Short-term investments	3,008	4,779	3,040	5,191	842
	₱5,107	₱6,193	₱5,320	₱6,832	₱2,966

Cash in banks earn interest at prevailing bank deposit rates. Short-term investments are made for varying periods of up to three months depending on the immediate cash requirements of the Company and earn interest at the prevailing short-term investment rates.

11. Receivables

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
	(Amounts in Millions)				
Notes and customers' accounts:					
Billed	₱10,070	₱9,975	₱12,356	₱10,870	₱11,392
Unbilled (see Note 9)	11,647	10,685	11,647	10,685	10,350
Related parties (see Note 20)	292	468	190	86	383
Others	748	962	1,391	1,348	1,162
	22,757	22,090	25,584	22,989	23,287
Less allowance for doubtful accounts	1,597	1,582	1,782	1,671	1,312
	₱21,160	₱20,508	₱23,802	₱21,318	₱21,975

Unbilled receivables represent purchased power costs incurred by the Parent Company which will be billed to customers in the succeeding months.

As discussed in Note 15(b), receivables amounting to ₱715 million from the "Manansala" condominium project have been assigned as security for the syndicated loan of Rockwell.

12. Inventories

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
	(Amounts in Millions)				
Materials and supplies - at net realizable value	₱992	₱991	₱1,020	₱1,046	₱1,754
Condominium units for sale - at net realizable value	–	–	182	266	610
	₱992	₱991	₱1,202	₱1,312	₱2,364

13. Other Current Assets

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
	(Amounts in Millions)				
Current portion of prepaid income tax (see Note 23)	₱298	₱268	₱298	₱268	₱–
Advance payments to suppliers	94	394	115	394	694
Others	15	85	55	107	83
	₱407	₱747	₱468	₱769	₱777

14. Stockholders' Equity

a. Capital Stock

	2003	2002	2001
		(Amounts in Millions)	
Preferred stock - 10%, ₱10 par value			
Authorized - 300,000,000 shares			
Issued and subscribed Series B - 140,655,458 shares in 2003, 83,715,340 shares in 2002, and 86,317,451 shares in 2001	₱1,407	₱837	₱863
Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued - 997,473,465 shares in 2003, 995,734,487 shares in 2002 and 995,718,823 shares in 2001	₱9,975	₱9,957	₱9,957
Subscribed - 1,787,996 shares in 2003, 3,526,974 shares in 2002 and 10,592,471 shares in 2001	18	36	106
	₱9,993	₱9,993	₱10,063

The Articles of Incorporation of the Parent Company was amended based on a resolution taken during the Annual Stockholders' meeting held on May 28, 2002, to increase authorized common stock from 1,080,000,000 common shares with par value of ₱10 to 1,242,000,000 common shares. The Amended Articles of Incorporation will be filed with the Securities and Exchange Commission (SEC).

Preferred stock is nonparticipating, nonconvertible into common stock and, like common stock, has no preemptive right to subscribe to any or all issues or other disposition of preferred stock. Preferred stockholders are entitled to cumulative dividends not exceeding 20% a year, as may be determined by the Board of Directors, payable generally on a quarterly basis. As approved by the SEC, redeemed stock are not considered retired and may be reissued.

Preferred stock should be issued serially in blocks of not less than 100,000 shares. Shares of preferred stock comprising one series shall have the same rights and restrictions.

Series B preferred stock is redeemable five years from date of issue at the option of the Parent Company or holder upon 90 days notice. In cases where a service application would require extension or new distribution facilities, the "Terms and Conditions of Service" of the Parent Company, which was approved by the ERB, require applicants for electric service to subscribe to preferred stock to cover the costs. The Parent Company issues the underlying preferred stock to the customers. As of December 31, 2003, only Series B preferred stock is active.

As of December 31, 2003, cumulative dividends on preferred stock that have not been declared or paid since second quarter of 2003 amounted to approximately ₱65 million.

Movement of capital stock follows:

	Number of Shares		
	2003	2002	2001
Preferred stock:			
Balance at beginning of year	83,715,340	86,317,451	83,018,928
Issuance of shares	60,813,590	7,354,900	9,836,900
Redemption of shares	(3,873,472)	(9,957,011)	(6,538,377)
Balance at end of year	140,655,458	83,715,340	86,317,451
Common stock:			
Issued:			
Balance at beginning of year	995,734,487	995,718,823	995,006,383
Issuance of shares	1,738,978	15,664	712,440
Balance at end of year	997,473,465	995,734,487	995,718,823
Subscribed:			
Balance at beginning of year	3,526,974	10,592,471	11,304,911
Issuance of shares	(1,738,978)	(15,664)	(712,440)
Cancelled subscriptions	–	(7,049,833)	–
Balance at end of year	1,787,996	3,526,974	10,592,471

Authorized shares of common stock of the Parent Company which are listed at the Philippine Stock Exchange (PSE) are divided in two classes:

- Class "A" - Comprising sixty percent (60%) of the common stock, can be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and
- Class "B" - Comprising forty percent (40%) of the common stock, can be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Ownership of the Parent Company's common stock by any person or entity shall not exceed 10% of the outstanding common stock, except for the two corporations which already own more than 10% as provided for in the Articles of Incorporation.

On February 24, 2003, the BOD approved a resolution to remove the stock ownership cap of 10% in the Parent Company's Articles of Incorporation. The resolution was subsequently approved in the Annual Stockholders' meeting held on June 24, 2003. The Amended Articles of Incorporation were filed with SEC on July 29, 2003 and were approved on August 4, 2003.

b. Employee Stock Ownership Plan (ESOP or the Plan)

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and authorizes cancellation of the purchase prior to full payment of the purchase price.

A summary of shares under the Plan follows:

	Number of Shares		
	2003	2002	2001
Total shares allocated	25,000,000	25,000,000	25,000,000
Options exercised under the Plan			
Balance at beginning of year	12,909,510	18,367,249	18,367,249
Less cancellations	–	5,457,739	–
Balance at end of year	12,909,510	12,909,510	18,367,249
Options unexercised at end of year	12,090,490	12,090,490	6,632,751

As of December 31, 2002, accumulated cancelled shares from participants totaled 5,457,739 shares which was approved by BOD. The cancellation of the ESOP subscription is reflected as a reversal of the subscribed common shares and the corresponding subscriptions receivable and capital in excess of par value in the 2002 statement of changes in stockholders' equity. It has been the policy of the Parent Company to re-offer cancelled shares to qualified participants in subsequent offerings.

In 2003, common shares arising from cancelled subscriptions under the ESOP 11th Offering in 1999, were subscribed by qualified participants under the repurchase option approved by the SEC. The remaining allocation to the Plan of about 12 million common shares was offered for sale during the ESOP 12th Offering ("Centennial Offering") from December 16 to 31, 2003 as approved by the SEC.

c. Retained Earnings

On July 23, 2001, the BOD approved the transfer of ₱6,600 million from unappropriated retained earnings to appropriated retained earnings for long-term expansion and improvement projects.

On July 28, 2003, the BOD approved a resolution to revert the appropriated retained earnings of ₱12,600 million to unappropriated retained earnings.

15. Long-term Debt

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
Parent Company - Secured					
First Mortgage Bonds issued for:					
Gross availments from various credit facilities:					
US dollar term loans at annual interest rates ranging from 7.76% to 9.3%, payable in semi-annual installments up to 2012	₱6,884	₱7,135	₱6,884	₱7,135	₱7,404
Japanese yen term loans at annual interest rates of 5.5% and 5.7%, payable in semi-annual installments up to 2010	3,673	3,583	3,673	3,583	3,574

(Forward)


LARGE TAXPAYERS ASSISTANCE
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
Deutschmark term loans at annual interest rate of 6.0%, payable in semi-annual installments up to 2005*	₱334	₱441	₱334	₱441	₱511
US dollar term loan at annual interest rate of 2.7%, payable in semi-annual installments up to 2002	–	–	–	–	17
	10,891	11,159	10,891	11,159	11,506
Parent Company - Unsecured					
US dollar term loan at annual interest rate of 6-month LIBOR plus 1%, payable in semi-annual installments up to 2005	4,447	5,325	4,447	5,325	5,169
US dollar term loan at annual interest rate of 6-month LIBOR plus 1.6%, payable in semi-annual installments up to 2005	4,002	6,390	4,002	6,390	6,203
Philippine peso term loan at annual interest rate of 10.93%, payable in quarterly installments up to 2005	2,790	2,910	2,790	2,910	3,000
Philippine peso term loan at annual interest rate of 11.78%, payable in quarterly installments up to 2006	440	600	440	600	600
Euro availment under the Master Credit Agreement at an annual interest rate of 5.56%, payable in equal semi-annual installments until 2010	232	–	232	–	–
US dollar term loans at annual interest rate of 6-month LIBOR plus 0.65%, payable in semi-annual installments up to 2009	130	93	130	93	–
CHF availment under the Master Credit Agreement at an annual interest rate of 6-month LIBOR plus 0.7%, payable in equal semi-annual installments until 2010	120	–	120	–	–
Philippine peso loans payable to government entities with average annual interest rate of 3.5%, payable in quarterly installments up to 2011	20	26	20	26	32
	12,181	15,344	12,181	15,344	15,004
Rockwell - Secured by Rockwell Assets					
Long-term commercial papers (LTCPs)	–	–	667	1,333	2,000
Loans from various banks	–	–	828	936	–
Syndicated loan payable to a local bank	–	–	714	714	714
	–	–	2,209	2,983	2,714
	23,072	26,503	25,281	29,486	29,224
Less current portion					
Current portion based on existing payment terms	7,668	5,071	8,776	6,065	2,516
Long-term debt classified as current	14,155	20,182	14,155	20,182	22,722
	21,823	25,253	22,931	26,247	25,238
	₱1,249	₱1,250	₱2,350	₱3,239	₱3,986

**Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*



a. Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱84,848 million as of December 31, 2003, ₱78,300 million as of December 31, 2002 and ₱76,100 million as of December 31, 2001) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisition of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. In addition, substantially all of the Parent Company's existing loan agreements contain cross default provisions which may render the outstanding loans due and demandable. For the years ended December 31, 2003, 2002 and 2001, the Parent Company did not comply with the minimum required return on net fixed assets of 8% required by two secured creditors. However, the Parent Company has received a waiver of noncompliance to this requirement from one of these secured creditors and has received notice from the other secured creditor that a waiver will be issued subject to certain conditions. In addition, for the years ended December 31, 2003 and 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company, however, continues to service the principal and interest payments at maturity dates and has not received any demand for payment nor has any of its existing creditors commenced default proceedings.

IAS requires the classification of debt in technical default as noncurrent account only when the lender has agreed, prior to the financial statements, not to demand payment as a consequence of the breach or violation and it is not probable that future breaches or violations will occur within 12 months of the balance sheet date.

The Parent Company is in the process of securing waivers from the concerned secured and unsecured creditors for noncompliance to certain financial ratios. Pending receipt of the waivers, these loans totaling ₱14,155 million as of December 31, 2003, were presented as part of current liabilities under the account "Long-term debt classified as current". Prior year parent company and consolidated long-term debt have been reclassified accordingly (₱20,182 million in 2002 and ₱22,722 million in 2001). Such loans will continue to be serviced based on the original contracted payment schedule and should the Parent Company receive the relevant waivers, the loans will be reclassified back to noncurrent liabilities.

On February 8, 2002, the Parent Company executed a Master Credit Agreement (MCA) with Credit Lyonnais whereby the latter granted the Parent Company a credit facility up to an aggregate maximum amount of US$30 million. Under the MCA, the Parent Company has committed obligations, amounting to US$10.94 million as of December 31, 2003 for the funding of two major projects to be completed by foreign suppliers until the second quarter of 2004. Actual loan drawdowns amounted to US$8.7 million as of December 31, 2003. Timing of drawdowns correspond to the schedule of payments to the foreign suppliers under the respective supply contracts.


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

Year	Amount in Original Currency				Total
	US Dollar	Japanese Yen	Euro	Philippine Peso	Peso Equivalent
	(Amounts in Millions)				
2004	$100	¥1,011	€4	₱1,305	₱7,668
2005	77	1,011	2	1,815	6,789
2006	14	1,011	–	124	1,466
2007	15	1,011	–	5	1,390
2008 thereafter	74	3,035	1	1	5,759
Total	$280	¥7,079	€7	₱3,250	
In equivalent pesos	15,583	3,673	566	3,250	₱23,072

b. Rockwell

i. LTCPs

The LTCPs are payable in 12 equal quarterly payments commencing on the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture (MTI) over investments in real properties with a carrying value of ₱3,700 million as of December 31, 2003 (see Note 8).

In January 2004, Rockwell initiated refinancing a portion of its maturing LTCP principal obligations. As of March 5, 2004, discussions are still ongoing.

ii. Loans from Various Banks

Loans from various banks have annual interest rates ranging from 7.49% to 12.00% in 2003 and 8.41% to 15.00% in 2002. Certain parcels of land with an estimated carrying value of ₱817 million have been assigned as security for these loans.

In September 2002, a substantial portion of the short-term loans of Rockwell was restructured. As of December 31, 2003, the outstanding balance of these restructured loans follows:

Bank	Amount *(In Millions)*	Restructured Terms
Equitable PCI Bank, Inc.	₱586	Payable in three equal annual amortizations of ₱234 million each, commencing on July 1, 2003. Interest shall be equivalent to the 91-day MART 1 rate plus 2.75% per annum, payable quarterly in arrears.
Metropolitan Bank and Trust Company	162	Payable in thirty-six equal monthly amortizations of ₱7.6 million each, commencing on December 30, 2002. Interest rate is fixed at 9.75% per annum, payable monthly.
Total	₱748	


TAXPAYERS ASSISTANCE DIVISION
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

The remaining balance of ₱80 million is secured by trade receivables from sale of existing condominium units of the same amount, and will be settled in 2004 (₱20 million) and 2005 (₱60 million).

iii. Syndicated Loan

The Syndicated loan (with an original amount of ₱1,000 million) is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱250 million portion of the loan is fixed at 14.5% per annum while the interest rate for the remaining ₱750 million shall be equivalent to the 91-day MART 1 rate plus 2.75% per annum payable quarterly in arrears. In December 2002, the outstanding balance of the syndicated loan of ₱714 million was restructured extending the maturity date to December 2005. Under the terms of the restructuring agreement, the syndicated loan will be repaid in single lump sum on maturity date. Trade receivables amounting to ₱715 million from the "Manansala" condominium project maturing in 2005 and investments in real properties with a carrying value of ₱3,700 million as of December 31, 2003 have been assigned as security for these loans (see Notes 8 and 11).

Repayments of Rockwell long-term debt based on existing terms are scheduled as follows.

	Amount *(In Millions)*
2004	₱1,108
2005 and onwards	1,101
	₱2,209

16. Notes Payable

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
	(Amounts in Millions)				
Parent Company - Unsecured					
US dollar loans with annual interest rates ranging from 3.3% to 4.56% in 2003, 6.13% to 6.875% in 2002 and 3.6% to 7.93 % in 2001	₱3,833	₱4,742	₱3,833	₱4,742	₱5,531
Philippine peso loans with annual interest rates ranging from 6.25% to 10.18% in 2003, 6.875% to 10.177% in 2002 and 11% to 12% in 2001	1,453	1,925	1,453	1,925	1,931
Rockwell - Secured by Rockwell Assets					
Philippine peso term loans with annual interest rates ranging from 8.41% to 15% in 2002 and 13.5% to 16.5% in 2001	–	–	–	90	1,466

(Forward)


LARGE TAXPAYERS ASSISTANCE
MARIBETH G LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
MIESCOR - Unsecured					
Philippine peso term loans with annual interest rates ranging from 7.8% to 15.2% in 2003, 7.8% to 11.8% in 2002 and 14.6% to 18.3% in 2001	₱–	₱–	₱458	₱492	₱597
CIS - Unsecured					
Philippine peso term loans with annual interest rates ranging from 8% to 14% in 2003, 14% in 2002 and 14% to 14.75% in 2001	–	–	72	95	80
	₱5,286	₱6,667	₱5,816	₱7,344	₱9,605

As discussed in Note 1(f), the Parent Company's short-term lenders have agreed to further extend the short-term loans due in March 2004 for another 90 days and will consider further extensions until the Parent Company can complete its refinancing program this year.

As discussed in Note 15, short-term loans of Rockwell, amounting to ₱936 million were restructured in 2002. Accordingly, these loans are reflected as part of the long-term debt in 2002.

17. Accounts Payable and Other Current Liabilities

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
Trade accounts payable (see Note 20)	₱11,968	₱13,122	₱12,073	₱13,757	₱11,978
Accrued pension	2,115	363	2,133	378	–
Accrued taxes	1,142	718	1,163	742	617
Current portion of meter and service deposits (see Note 18)	470	480	470	480	688
Advance payment received from pole rentals	380	200	380	200	–
Accrued interest on loans	282	411	285	412	527
Current portion of interest on meter and service deposits (see Note 18)	101	72	101	72	31
Current portion of advance payment received from a customer (see Note 18)	–	633	–	633	799
Deposits from pre-selling of condominium units (see Note 4)	–	–	–	389	–
Customers' deposits	–	–	297	417	187
Accrued expenses and other liabilities	1,605	2,088	3,234	2,760	2,626
	₱18,063	₱18,087	₱20,136	₱20,240	₱17,453

On August 3, 2001, Rockwell and First Philippine Holdings Corporation (FPHC), a shareholder, entered into an option contract whereby the latter can purchase two parcels of land with a total area of about 3,008 square meters at an option price of ₱100,000 per square meter, inclusive of all taxes. The option period shall be for a period of two years. As of December 31, 2002, total payments received by Rockwell under the contract amounted to ₱285 million and are shown as part of "Accounts payable and other current liabilities - customers' deposits" in the 2002 consolidated balance sheet. This option was exercised in 2003 and shown as part of "Revenues" account in the 2003 statement of income.


LARGE TAXPAYERS ASSISTANCE
MARIBETH G LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

In April 2003, Rockwell and FPHC entered into a lease agreement related to the above parcels of land whereby Rockwell leased back the parcels of land for a period of three years subject to an increase of 10% per annum. Rent expense of Rockwell amounted to ₱6 million for the eight months ended December 31, 2003.

18. Customers' Deposits

	Parent Company and Consolidated		
	2003	2002	2001
	(Amounts in Millions)		
Meter and service deposits - net of current portion (a)	₱9,800	₱8,898	₱7,866
Interests on meter and service deposits - net of current portion	3,455	3,026	2,730
Advance payment received from a customer - net of current portion (see Note 17) (b)	–	–	804
	₱13,255	₱11,924	₱11,400

a. Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payments of the monthly bills for electricity consumption and are equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, upon termination of the contract, provided that the metering equipment is returned in good condition and all accounts in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceed the customer's current monthly bills, a refund of the excess can also be made.

   Meter and service deposits earned interest at 6% per annum prior to 1995. In 1995, the ERB issued new standard rules and regulations governing electric utilities, which includes among others, increasing the interest rate of these deposits from 6% to 10%. The Parent Company filed a motion for reconsideration which was given due course by the ERB. In 2000, the ERB resolved the motion maintaining its stand on the 10% interest but allowed the Parent Company to apply the interests due on the monthly bills of customers. The amendatory order issued in 2000 is yet to undergo publication in the official gazette or a newspaper of general circulation before it becomes effective. Since 1995, the Parent Company has recognized the provision for the additional 4% but continues to give refund at 6%. The 4% accrued interest differential is presented as part of "Provisions" account in the balance sheets (see Note 19).

   The Parent Company filed an application with the ERC on January 10, 2003, docketed as ERC Case No. 2003-18, seeking the lowering of the rate of interest on meter and bill deposits from the 6% interest per annum stipulated in its approved "Terms and Conditions of Service" to 1% interest per annum. The ERC is presently hearing the case.

   Interests on meter and service deposits are determined using the simple computation method. The Parent Company's external legal counsel is of the opinion that since there is no expressed stipulation in the Terms and Conditions of Service as approved by the ERB for the Parent Company and the consumers that interest shall earn compounded interest, then *ipso facto* the 6% interest cannot be compounded.


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

Meter and service deposits and related accrued interest which are estimated to be refunded in the following year, based on historical experience, are shown separately as part of "Accounts payable and other current liabilities" account in the balance sheets (see Note 17).

b. Advance payment received from major industrial customers (referred to as "customer") represents the present value of a customers' expected future electrical requirements for the next one to three years until 2003, as specified in the advance payment agreement. The difference between the total amount received and the total pre-agreed credit is amortized using the effective interest rate method and recorded as part of "Interest and other charges-Interest expense on customers' deposits" account in the statements of income (see Note 22). Amortization for the years ended December 31, 2003 and 2002 amounted to ₱85 million and ₱133 million, respectively.

   On August 23, 2002, a customer pre-terminated its agreement resulting to a pretermination loss of ₱9 million which is shown as part of "Interest and other charges-Interest expense on customers' deposits" account in the statements of income (see Note 22).

19. Provisions

Movement during the year follows:

	Parent Company and Consolidated		
	2003	2002	2001
	(Amounts in Millions)		
Interest differential on meter and service deposits (see Note 18)			
Balance, beginning of year	₱2,000	₱1,644	₱1,325
Provisions during the year	379	356	319
Balance, end of year	2,379	2,000	1,644
Provision for various tax assessments and legal claims			
Balance, beginning of year	–	–	–
Provisions during the year (see Note 22)	491	–	–
Balance, end of year	491	–	–
	₱2,870	₱2,000	₱1,644

Actual payout of the interest differential on meter and service deposits will depend on the ERC's decision on the Parent Company's application for a resolution on the appropriate interest rate due on the deposits (see Note 18).

Information on tax assessments and legal claims required by SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," is not disclosed as it may prejudice the Company's position as regards these assessments and claims.


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G. LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

20. Related Party Transactions

The following significant transactions have been entered into by the Parent Company with related parties:

Related Party	Relationship with Parent Company		Purchases from Related Parties	Deferred Pass-Through Fuel Costs (see Note 9)	Amounts Owed by Related Parties (see Note 11)	Amounts Owed to Related Parties (see Note 17)
				(Amounts in Millions)		
FGPC (see Notes 9 and 27)	Affiliate	2003	₱28,120	₱2,616	–	₱8,631
		2002	20,615	3,849	–	3,540
		2001	13,772	–	–	2,932
FGP Corp. (see Notes 9 and 27)	Affiliate	2003	13,978	1,126	–	2,825
		2002	4,964	695	–	1,731
		2001	–	–	–	–
MIESCOR	Subsidiary	2003	135	–	170	2
		2002	200	–	202	–
		2001	357	–	224	–
Soluziona	Joint Venture	2003	338	–	2	8
		2002	396	–	4	–
		2001	236	–	2	–
GEPMICI	Associate	2003	195	–	–	2
		2002	378	–	–	–
		2001	269	–	–	–
Philippine Electric Corp. (PHILEC)	Affiliate	2003	546	–	–	2
		2002	612	–	–	56
		2001	591	–	–	48

FGPC, FGP Corp., and PHILEC are subsidiaries of FPHC, a shareholder.

Purchases
Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), construction services (MIESCOR), information systems technology services (Soluziona), transformers (PHILEC) and meters (GEPMICI). These are made at normal market prices.

Revenues
In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties.

Other transactions with related parties consist of noninterest-bearing cash advances.

US SEC
File No. 82-3237


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G. LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

21. Revenues

In compliance with Section 36 of RA No. 9136, the Parent Company was required to unbundle its billing charges to customers. For the year ended December 31, 2003, the Parent Company's billings had the following components:

	Amount (In Millions)
Electric revenue	
January to May 2003	
Basic charge	₱25,347
PPA	27,143
CERA I	1,810
	54,300
June to December 2003	
Generation charge	42,105
Transmission charge	15,669
System loss charge	6,363
Distribution charge	10,199
Supply charge	3,287
Metering charge	1,511
CERA I	316
Power act reduction	(1,499)
Inter-class, lifeline subsidy and others	(504)
	77,447
Electric revenue	131,747
Non-electric revenue	272
	₱132,019

22. Expenses

Operations and Maintenance

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
	(Amounts in Millions)				
Salaries, wages and employee benefits (see Note 24)	₱3,849	₱4,298	₱3,988	₱4,563	₱4,287
Retirement expense (see Note 24)	2,400	1,142	2,404	1,144	1,150
Contractors' services	1,984	1,961	1,865	1,962	2,005
Transportation and travel	553	175	557	184	238
Provision for various tax assessments and legal claims (see Note 19)	491	–	491	–	–
Materials and supplies	300	306	310	334	564
Corporate expenses	115	131	117	148	128
Property insurance	82	87	93	87	71
Provision for inventory obsolescence and inventories written off	26	186	26	362	38
Entertainment, amusement and recreation	2	13	16	28	33
Provision for doubtful accounts	–	414	200	498	495
Others	534	1,111	717	1,105	1,324
	₱10,336	₱9,824	₱10,784	₱10,415	₱10,333


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G. LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

Depreciation and Amortization

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
Depreciation at cost	₱2,818	₱2,998	₱3,083	₱3,343	₱3,123
Depreciation on appraisal increase (see Note 28)	698	993	704	993	1,157
Amortization of deferred charges (see Note 9)	789	879	789	879	779
	₱4,305	₱4,870	₱4,576	₱5,215	₱5,059

Cost of Contracts and Services

	Consolidated		
	2003	2002	2001
		(Amounts in Millions)	
Materials and supplies	₱255	₱267	₱270
Salaries, wages and employee benefits	185	174	192
Contractors' services	70	47	115
Gas and oil	16	28	90
Others	59	390	321
	₱585	₱906	₱988

Interest and Other Charges - Net

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
CERA II recovery	₱1,241	₱667	₱1,241	₱667	₱513
Interest and dividend income	442	450	462	616	789
Others	117	–	234	–	–
Total financial income	1,800	1,117	1,937	1,283	1,302
Interest expense and financial charges on loans (see Note 9)	(2,629)	(2,411)	(2,942)	(2,842)	(2,993)
CERA II realized foreign exchange loss	(1,241)	(667)	(1,241)	(667)	(513)
Interest expense on customers' deposits (see Note 18)	(967)	(1,035)	(967)	(1,035)	(1,014)
Others	(15)	(271)	(16)	(579)	(69)
Total financial expenses	(4,852)	(4,384)	(5,166)	(5,123)	(4,589)
	(₱3,052)	(₱3,267)	(₱3,229)	(₱3,840)	(₱3,287)

Recovery of (provision for) probable losses on disallowed receivables (see Note 9)

	Parent Company and Consolidated	
	2003	2002
	(Amounts in Millions)	
Provisions for:		
Estimated disallowed transmission line fee charges	(₱523)	(₱829)
System imbalance charges (see Note 19)	(399)	–
Unrecovered mandated rate reduction	–	(810)
	(922)	(1,639)
Recovery of:		
Unrecovered mandated rate reduction	810	–
Estimated disallowed transmission line fee charges	118	–
	928	–
	₱6	(₱1,639)

23. Income and Franchise Taxes

a. Income tax

As a result of the refund discussed in Note 1(d), the Parent Company has effectively overpaid income taxes estimated at ₱8,902 million. This amount represents the income tax effect of the ₱0.167 per kwh rate charged to customers from February 1994 to December 31, 2002, which formed part of the Parent Company's revenues for the said periods. The Parent Company amended its income tax returns for 1999 and 2002. For the year ended December 31, 1999, the overpaid income tax of about ₱1,126 million was set up as an asset and offset against the extraordinary loss of ₱24,943 million (see Note 1). For the year ended December 31, 2003 and 2002, the computed current provision for income tax represents MCIT. The amendment of income tax returns for December 31, 2002 resulted to an additional overpayment of income tax of about ₱202 million, which increased the total overpayment for the year ended December 31, 2002 to ₱495 million. As of December 31, 2002, total overpayment of income tax amounted to ₱1,621 million. As of December 31, 2003, remaining prepaid income tax amounted to ₱1,353 million. Prepaid income taxes estimated to be applied the following year amounting to ₱298 million in 2003 and ₱268 million in 2002 are shown as part of "Other current assets" account (see Note 13). Remaining balance is presented as part of "Other noncurrent assets" account (see Note 9). The Parent Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,119 million. The Parent Company has filed its claim for the recovery of the excess income taxes for the said taxable years. The Bureau of Internal Revenue (BIR) has issued the letters of authority for the examination of the Parent Company's books during the said period, including submission of the documents.

As disclosed in Note 2, prior to the SC decision, the provision for income tax presented in the statements of income was segregated into utility and non-utility operations of the Parent Company. Starting 2003, provision for income tax is no longer segregated.

The components of the Company's deferred tax assets and liabilities follow:

	Parent Company		Consolidated		
	2003	2002 (As restated - see Notes 1 and 2)	2003	2002 (As restated - see Notes 1 and 2)	2001 (As restated - see Notes 1 and 2)
	(Amounts in Millions)				
Current:					
Deferred income tax assets:					
Allowance for probable disallowances of receivables	₱523	₱525	₱523	₱525	₱–
Allowance for doubtful accounts	511	506	564	533	418
MCIT	176	171	186	182	8
Allowance for inventory obsolescence	71	66	71	66	8
NOLCO	–	760	31	784	22
Others	83	19	86	19	255
	1,364	2,047	1,461	2,109	711
Less valuation allowance	–	–	94	60	52
	₱1,364	₱2,047	₱1,367	₱2,049	₱659


TAXPAYERS ASSISTANCE DIVISION
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

	Parent Company		Consolidated		
	2003	2002 (As restated - see Notes 1 and 2)	2003	2002 (As restated - see Notes 1 and 2)	2001 (As restated - see Notes 1 and 2)
			(Amounts in Millions)		
Noncurrent:					
Deferred income tax assets:					
NOLCO	₱–	₱–	₱180	₱230	₱366
MCIT	–	–	44	34	17
Allowance for decline in value of condominium units	–	–	39	60	4
Unfunded pension cost and unamortized past service cost	–	–	8	14	13
Allowance for doubtful accounts	–	–	6	2	1
Others	–	–	90	106	66
	–	–	367	446	467
Less: Deferred tax liabilities					
Capitalized interest	–	–	124	134	145
Others	–	–	64	31	95
	–	–	188	165	240
	–	–	179	281	227
Less valuation allowance	–	–	99	210	110
	₱–	₱–	₱80	₱71	₱117

	Parent Company and Consolidated		
	2003	2002	2001
		(Amounts in Millions)	
Deferred income tax - noncurrent:			
Deferred tax liabilities:			
Depreciation method differential	₱2,951	₱2,705	₱2,479
Capitalized duties, taxes and interest deducted in advance	1,009	1,013	1,050
Capitalized interest	851	866	864
Net book value of capitalized/realized foreign exchange loss	271	130	156
	5,082	4,714	4,549
Less deferred tax assets -			
Provisions and others	2,017	1,187	809
	₱3,065	₱3,527	₱3,740

The reconciliation of income tax on pretax income computed at the statutory income tax rate to provision for (benefit from) income tax as shown in the statements of income is shown below:

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
Income tax computed at statutory tax rate	₱447	(₱1,854)	₱472	(₱1,891)	₱583
Income tax effects of:					
Depreciation on appraisal increase	223	318	225	318	370
Equity in net (earnings) losses of investees	(120)	85	(66)	(98)	(194)
Interest income subjected to a lower final tax rate	(135)	(111)	(141)	(164)	(166)
Nondeductible interest expense	64	53	67	81	82
Nondeductible expenses	46	83	46	83	–
Change in valuation allowance and others	(36)	(5)	(98)	312	163
	₱489	(₱1,431)	₱505	(₱1,359)	₱838


LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

As of December 31, 2003, the Parent Company and its subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

Year Incurred	Expiry Date	Parent Company NOLCO	Parent Company MCIT	Consolidated NOLCO	Consolidated MCIT
			Amounts in Millions		
2001	2004	₱–	₱–	₱771	₱13
2002	2005	2,375	171	2,407	191
2003	2006	–	5	10	26
		2,375	176	3,188	230
Less NOLCO applied against regular taxable income		2,375	–	2,529	–
		₱–	₱176	₱659	₱230

NOLCO applied as deduction from normal taxable income amounted to ₱2,529 million in 2003 (₱2,375 million for Parent Company) and ₱23 million in 2002. Expired MCIT amounting to ₱18 million was written off during the year.

b. Franchise Tax

Based on the March 20, 2003 Decision on ERC Case Nos. 2001-646 and 2001-900 on the Parent Company's consolidated petitions, franchise tax should be identified as a separate line item on the customers' bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to the unbundling of charges which was implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rate.

24. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The fund is held in trust by the Board of Trustees of the MPF.

On May 23, 2003, the Parent Company implemented a Special Retirement and Separation Program (SRSP). The actuarial valuation was updated to give effect to the SRSP. Additional expense recognized by the Parent Company as a result of the SRSP amounted to ₱125 million shown as part of "Operations and maintenance-Salaries, wages and employee benefits" account in the 2003 statement of income (see Note 22).

Based on a valuation by an independent actuary as of June 30, 2003 for the Parent Company, total present value of retirement obligations amounted to ₱16,402 million while the fair value of the plan assets amounted to ₱3,777 million. The unfunded present value of pension benefits amounted to ₱12,625 million. The principal actuarial assumptions used to determine retirement benefits were an investment yield of 9.50% and salary increases of 7.26% to 9.67%. Annual contributions to the retirement plan consist of payment covering the current service cost plus payments toward funding the actuarial accrued liability. Retirement expense amounted to ₱2,400 million, ₱1,142 million, and ₱1,142 million in 2003, 2002, and 2001, respectively (see Note 22). Actuarial valuations are updated every three years.


MARIBETH G. LAGUNZAD
MAR 2 4 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

Rockwell did not update its actuarial valuation since January 1, 1998. As of January 1, 1998, the latest actuarial valuation date, the actuarial present value of benefits amounted to ₱14 million. The principal assumptions used to determine pension benefits were a discount rate of 9% and a salary increase of 10%. Rockwell's management plans to update their actuarial valuation in 2004. Retirement expense charged to operations amounted to ₱3 million each in 2003, 2002 and 2001.

MIESCOR has a funded, noncontributory, defined benefit retirement plan covering substantially all of its employees. Total retirement expense amounted to ₱2 million each in 2003 and 2002 and ₱5 million in 2001. At October 31, 2001, the latest valuation date, actuarial present value of retirement benefits amounted to ₱46 million. The fair value of plan assets amounted to ₱16 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 10% and salary increases of 8%. Actuarial valuations are made every three years.

CIS has a funded, contributory retirement plan covering all of its employees. As of July 1, 2003, the actuarial present value of retirement benefits amounted to ₱16 million. The fair value of the plan assets amounted to ₱12 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 9% per year, compounded annually, and salary increase rate of 7%. Actuarial valuations are made at least every three years.

The retirement expense on a consolidated basis amounted to ₱2,404 million, ₱1,144 million and ₱1,150 million in 2003, 2002 and 2001, respectively.

25. Financial Instruments

The Parent Company has long-term unsecured floating rate dollar debt totaling US$152 million. The Parent Company entered into various interest rate swap agreements generally to swap its floating rate dollar obligations to fixed rate amounts for notional amounts covering 91% of the total unsecured dollar debt. These agreements have the same maturities as the hedged long-term debt.

The interest rate swap agreements for the US$72 million debt consist of a zero-cost collar that limits the Parent Company's interest rate exposure to between 5.98% and 8% and a fixed rate swap of 5.92% for the period January 19, 2001 to July 19, 2002. The Parent Company subsequently amended the fixed rate swap to a forward rate structure which reduced the fixed rate to 3.3% for the period July 19, 2002 to April 19, 2003 and to 3.336% for the interest period from April 19, 2003 up to termination date.

The interest rate swap agreements for the US$80 million debt consist of a structure which fixed the interest rate at 6.37% for as long as the 6-month USD LIBOR is less than 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5%, and a structure which fixed the interest rate at 6.425% with a trigger at 7.5%. In 2001, the Parent Company entered into a forward rate structure which overlays the trigger swap and reduced the fixed rate to 5.675% for the period April 3, 2001 to April 3, 2002. The fixed rate was subsequently reduced to 4.58% effective April 3, 2002 to April 3, 2003 and to 4.8816% for the interest period from April 3, 2003 up to termination date.


LARGE TAXPAYERS ASSISTANCE
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

The swaps with fixed rates of 3.336% and 4.8816% were simultaneously pre-terminated at a net realized loss of US$93,000 last February 2004. The gross realized gains and losses on these pre-terminated swaps will be amortized over the term of the respective hedged loans.

The Parent Company entered into a JP¥-USD amortizing interest rate swap with notional amount of JP¥5.532 million where the Parent Company receives a fixed rate of 5.7% and pays 6-month USD LIBOR plus spread. In January 2003, this swap was pre-terminated at a realized gain of US$450,000. Said unrealized gain is amortized over the term of the hedged underlying loan.

The interest rate differential, which represents the present value of the excess of interest cost under these interest rate structures over current market interest rates amounted to ₱353 million and ₱738 million as of December 31, 2003 and 2002, respectively. Such amount is not included in the determination of net income under the current accounting practice.

For the US$152 million debt, the weighted average interest rate at drawdown was 7.83% that included 6-Month USD LIBOR plus spread. Information and analysis of the financial market at that time showed a bias toward increasing US Dollar interest rates. Management therefore, entered into the interest rate structures described above to ensure that the Parent Company's effective interest rates on its long-term debt do not exceed 7%.

26. Contingent Liabilities

a. The Parent Company was assessed by a local government for deficiency franchise tax. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. In addition, the Parent Company is allowed to recover the franchise tax based on the unbundling.

   The Parent Company is contingently liable for liabilities arising from lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual liability from these lawsuits or claims, if any, will not have a material effect on the parent company and consolidated financial statements.

b. MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes which are either pending decision by the courts or under negotiation, the outcome of which are not presently determinable. Management, after consultations with outside counsels, believes that the probable resolution of these issues will not materially affect the Company's financial position and results of operations.

c. Additional claims of a contractor of Rockwell with respect to the development and construction of the condominium units against Rockwell were resolved in November 2001. Additional amounts to be paid to the contractor have been reflected in the 2001 consolidated financial statements as a charge to cost of real estate and allocated to remaining unsold units for income tax purposes.


LARGE TAXPAYERS ASSISTANCE
MARIBETH G. LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

27. Significant Contracts and Commitments

Significant contracts and commitments include:

a. Parent Company

i. NPC

On November 21, 1994, the Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on January 1, 1995. One of the provisions of RA No. 9136 is for NPC to submit to ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. Under the said law, utilities having TSCs with NPC may nominate their contract demand. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly penalty (billing adjustment) based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the penalty and also served notice that it is exercising its right to terminate as provided in the CSE.

The billing adjustments amounted to ₱30,413 million and ₱14,685 million as of December 31, 2003 and 2002, respectively. The disputed amount pertains to the difference between the contracted capacity and energy and the actual capacity and energy offtake from NPC. In addition, NPC has charged the Parent Company interest for unpaid penalties amounting to ₱2,743 million and ₱797 million as of December 31, 2003 and 2002, respectively. In the Settlement Agreement described below, in the event the Parent Company will be obliged to pay these amounts, these charges shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amount as the grounds for which the penalty may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills and interest charges and the corresponding receivable from its customers.

Meanwhile, on March 25, 2003, the Parent Company served a written demand to NPC for payment of claims amounting to ₱8,300 million, for the following: NPC's failure to provide timely transmission service to the Parent Company's IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to the Parent Company, and increase in the cost of QPPL's transmission line caused by the delay in the commissioning of QPPL's power plant.

The Parent Company has entered into mediation talks with NPC to resolve and settle the outstanding issues arising from the CSE. Mediators have been appointed by the two parties and discussions were undertaken between March to June 2003.


TAXPAYERS ASSISTANCE DIVISION
MARIBETH G. LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

As a result of the mediation discussions, the Parent Company signed a Settlement Agreement with NPC on July 15, 2003. Under the Settlement Agreement, the Parent Company shall pay NPC ₱27,500 million, representing the value of the difference between the aggregate contracted energy for the years 2002 to 2004 and the total energy the Parent Company has already bought from January 2002 until April 2003, subject to adjustment from the date of signing and the energy that the Parent Company will purchase from NPC for the rest of 2003 and 2004. On the other hand, NPC shall credit the Parent Company for transmission delays as well as for energy corresponding to NPC's sales to directly connected customers located in the Parent Company's existing franchise areas, totaling ₱7,500 million. The net payable of the Parent Company to NPC amounted to ₱20,000 million which the Parent Company expects to pass on to its customers (being generation costs) and settle with NPC based on the agreed terms of payment. While the schedules of repayment show ₱1,350 million for 2003 and ₱3,350 million for 2004 as indicated in the annexes to the Settlement Agreement, these amounts have to be revised from the time the settlement becomes effective. In the event the Parent Company defaults in making the payments based on the agreed schedules, NPC may charge interest on the delinquent sum or sums in accordance with the terms of the CSE.

The Settlement Agreement also provides for, among others, the following:

- If the Parent Company sources from NPC less than the baseline quantity for a particular billing period, there will be an upward adjustment to the settlement amount due for the billing period computed at ₱1.51 per kilowatt-hour multiplied by the shortfall between the baseline quantity and the actual Parent Company off take. The baseline quantity for 2003 and 2004 totalled 12,730 million kilowatt-hours and 13,600 million kilowatt-hours, respectively.

  If the Parent Company sources from NPC more than the baseline quantity for the particular billing period, there will be a corresponding reduction in the settlement amount equivalent to ₱1.51 per kwh multiplied by the excess off take from NPC.

  NPC warrants that it shall reduce the nomination of its capacity to accommodate the Parent Company's IPPs at the contracted minimum energy quantity (MEQ) level, which shall effectively amend the existing transmission agreements between NPC and the Parent Company for QPPL and FGPC, and which will also be stipulated in the transmission agreement to be executed between TransCo and FGP Corp.

- The Parent Company shall pass on to its customers the financial benefit of its IPPs running at the mutually agreed levels, which was estimated at ₱0.25 per kilowatt-hour (using March 2003 supply month figures). Notwithstanding the pass-through character of the ₱20,050 million settlement liability of the Parent Company, the Settlement Agreement is expected to result to the lowering of rates to consumers.

- In the event the Parent Company purchases electricity beyond the aggregate of the prevailing respective MEQ levels of QPPL, FGPC and FGP Corp., and the baseline quantities from NPC, the Parent Company shall purchase such additional electricity requirements from any supplier, preferably from NPC, in a manner that results in lower costs to consumers, as determined by ERC.


TAXPAYERS ASSISTANCE DIVISION
MARIBETH G LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

The Settlement Agreement shall take effect upon approval by the ERC for which both parties shall file a petition with the ERC. On November 24, 2003, the Parent Company and NPC filed at the ERC their respective applications for the approval of the Settlement Agreement. The following day, the Parent Company filed a motion for the consolidation of both cases.

On March 1, 2004, the Parent Company, TransCo and NPC entered into an Amendatory Dispatch Agreement whereby NPC warrants to reduce and/or accept a reduction of the nominated schedule of its IPPs to accommodate the Parent Company's own nominated schedule of its IPPs and ensure the dispatch of these IPPs to their respective MEQ levels up to midnight of December 31, 2004.

In the event ERC disapproves the Settlement Agreement, both Parties shall revert to their respective positions before the mediation. If this happens, the remedy available to both parties, pursuant to the 10-year contract, is arbitration.

Pending approval by the ERC, NPC continues to bill the Parent Company for the difference between the actual and contracted off takes whereas the Parent Company maintains its position of not recognizing the liability.

Total purchased power from NPC amounted to ₱36,895 million, ₱54,602 million and ₱79,553 million for the years ended December 31, 2003, 2002 and 2001, respectively. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission charges.

ii. TransCo

Pursuant to Section 8 of RA No. 9136, TransCo was created and assumed the electrical transmission function of NPC.

Total billings from TransCo as of December 31, 2003 and 2002 amounted to ₱17,907 million and ₱4,586 million, respectively, representing charges for transmission, ancillary, and other services starting September 26, 2002 upon the effectivity of the unbundled rate structure.

iii. FGPC and FGP Corp.

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., a related party of the Parent Company, as the developer of the entire 1,500 MW capacity.


MARIBETH G LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

On March 14, 1995 and January 9, 1997, the Parent Company entered into power purchase agreements (Agreements) with independent power producers (IPPs), FGPC and FGP Corp. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

Total purchased power from both FGPC and FGP Corp. amounted to ₱42,098 million, ₱25,579 million and ₱13,772 million for the years ended December 31, 2003, 2002, and 2001, respectively.

iv. QPPL

The Parent Company entered into a Power Purchase Agreement (PPA) with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the commercial operations date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.


LARGE TAXPAYERS ASSISTANCE
MARIBETH G LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. On February 22, 2002, the Parent Company and QPPL signed Amendment No. 3 to the Agreement (Amendment No. 3).

In addition to Amendment No. 3, the Parent Company and QPPL signed on February 22, 2002 a Settlement and Release Agreement, which provides for the release of both parties from existing claims, known and unknown, relating to parties' past performance or nonperformance under the Agreement.

Although the Parent Company and QPPL have signed Amendment No. 3 and the Settlement and Release Agreement, the effectivity of the same is subject to the approval of the ERC, the lenders of QPPL and the BOD of the respective parties.

In a letter dated February 26, 2003, the Parent Company informed QPPL that it is contemplating to withdraw the petition for approval of Amendment No. 3 from the ERC due to certain concerns raised by the ERC. On March 4, 2003, the Parent Company filed a Motion to withdraw the petition. Further, negotiations were held by the parties where the Parent Company sought additional concessions. The parties are in the process of drafting an agreement for concessions that may be finally agreed upon. This agreement will also be submitted to ERC for approval.

Total power purchased from QPPL amounted to ₱13,605 million (including transmission line costs of ₱751 million) ₱11,556 million (including transmission line costs of ₱707 million) and ₱10,254 million (including transmission line costs of ₱671 million) for the years ended December 31, 2003, 2002 and 2001, respectively.

v. Duracom Mobile Power Company (Duracom)

The Parent Company entered into a power supply agreement with Duracom on September 15, 1993 that will expire on February 25, 2006, the tenth anniversary of the commencement of commercial operations of Duracom's power plant. Under the agreement, the Parent Company contracted for 108 MW of power on a dispatchable basis. On February 26, 1998, an additional 108 MW was contracted from Duracom. The Parent Company currently sources approximately 1% of its electricity requirements from Duracom.

On November 21, 2003, the ERC provisionally approved a new rate for Duracom which is equal to the weighted average rate to the Parent Company (total of generation and TransCo charges) of NPC, FGPC, FGP Corp. and QPPL. This new rate took effect in the supply month of December 2003. Previously, Duracom's rate was equal to NPC's selling rate to the Company.


LARGE TAXPAYERS ASSISTANCE
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

Details of purchased power follow:

	2003	2002	2001
		(Amounts in Millions)	
NPC and TransCo	₱54,802	₱59,188	₱79,553
FGPC and FGP Corp.	42,098	25,579	13,772
QPPL	13,605	11,556	10,254
Duracom and others	1,079	3,659	3,653
	₱111,584	₱99,982	₱107,232

Total commitments for the purchase of power from FGPC, FGP Corp. and QPPL, including transmission line fees, is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In Million Kilowatt-Hours)	*(In Millions)*
2004	14,327	₱67,929
2005	14,297	67,797
2006	14,297	67,797
2007	14,297	67,797
2008 & onwards	246,774	1,168,600

** Based on MEQ rates*

On January 7, 2004, the Parent Company's IPP Independent Review Committee and FGPC/FGP Corp. signed the Amendment to the Power Purchase Agreement (Amendment) between the Parent Company and FGPC/FGP Corp. Concessions with immediate value include FGPC shouldering local business and community taxes, while conditional concessions include increasing discounts on excess generation, paying higher penalties for non-performance, and until 2011, not charging the Parent Company the capacity fee and fixed operations and maintenance fee for energy delivered beyond the contracted amount but within the 90% capacity quota. The signed Amendment to the Purchase Power Agreement will be submitted to the ERC for approval.

The unrecoverable purchased power costs shown separately as part of "Other income (charges)" in the statements of income relate to systems loss in excess of the cap allowed under the "Anti-Pilferage of Electricity and Theft of Electric Transmission Lines/Materials Act of 1994" (RA No. 7832) of 9.5% which the Parent Company is not allowed to recover from its customers. These amounts are shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.


File No. 82-3237
LARGE TAXPAYERS ASSISTANCE
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

b. Rockwell

Rockwell entered into the following contracts related to the construction of "Manansala" condominium project:

- Superstructure works with Summa Kumagai Inc. (SKI) and First Philippine Balfour Beatty, Inc. (FPBB), a subsidiary of FPHC, amounting to a fixed fee of ₱1,680 million, inclusive of all local taxes, overhead, cost of labor and materials and all other costs necessary for the proper execution of the works. Construction works started in April 2003 and expected date of completion is in June 2005.

- Substructure works with other contractors amounting to a fixed fee of ₱113 million. These were started in October 2002 and completed in March 2003.

28. Basic Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is calculated by dividing the net income for the period attributable to common shareholders [net earnings (loss) for the period less dividends on preferred shares] by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted earnings (loss) per share, the net income (loss) attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

Earnings (Loss)

	2003	2002 (As restated - see Notes 1 and 2)	2001 (As restated - see Notes 1 and 2)
		(Amounts in Millions)	
Income (loss) from ordinary activities	₱907	(₱4,364)	₱1,352
Cash dividends on preferred stock	(83)	(74)	(74)
Earnings (loss) including depreciation on appraisal increase (a)	824	(4,438)	1,278
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate (see Notes 7 and 22)	965	993	1,157
Earnings (loss) from ordinary activities excluding depreciation on appraisal increase (b)	₱1,789	(₱3,445)	₱2,435
Net income (loss)	₱907	(₱28,181)	₱1,352
Cash dividends on preferred stock	(83)	(74)	(74)
Earnings (loss) including depreciation on appraisal increase (c)	824	(28,255)	1,278
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate (see Notes 7 and 22)	965	993	1,157
Earnings (loss) excluding depreciation on appraisal increase (d)	₱1,789	(₱27,262)	₱2,435


LARGE TAXPAYERS ASSISTANCE
MARIBETH G. LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

Shares

	2003	2002	2001
Weighted average common shares - beginning	999,261,461	1,006,311,294	1,006,311,294
Cancelled subscriptions in 2002	–	(7,049,833)	–
Weighted average common shares - basic (e)	999,261,461	999,261,461	1,006,311,294
Number of shares under option	12,090,490	12,090,490	6,632,751
Weighted average number of shares that would have been issued at fair value	(9,738,812)	(35,676,856)	(11,308,062)
Adjusted weighted average common shares - diluted (f)	1,001,613,139	975,675,095	1,001,635,983

Basic Per Share Amounts

	2003	2002 (As restated - see Notes 1 and 2)	2001 (As restated - see Notes 1 and 2)
Income (loss) from ordinary activities:			
Including depreciation on appraisal increase (a/e)	₱0.825	(₱4.442)	₱1.270
Excluding depreciation on appraisal increase (b/e)	1.791	(3.448)	2.420
Net income (loss)			
Including depreciation on appraisal increase (c/e)	₱0.825	(₱28.283)	₱1.270
Excluding depreciation on appraisal increase (d/e)	1.791	(27.289)	2.420

Diluted Per Share Amounts

	2003	2002	2001
Net income (loss)			
Including depreciation on appraisal increase (a/f)	₱0.823	(₱28.283)	₱1.270
Excluding depreciation on appraisal increase (b/f)	1.787	(27.289)	2.420

The effect of the exercise under the Employee Stock Ownership Plan [see Note 14(b)] is anti-dilutive for the periods ended December 31, 2002 and 2001. Accordingly, diluted EPS is the same as basic EPS.

29. Other Matters

a. The Parent Company is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).




LARGE TAXPAYERS ASSISTANCE
MARIBETH G LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

Presented below are the Parent Company's foreign currency-denominated monetary assets and liabilities as of December 31, 2003 and 2002, translated at the exchange rates of ₱55.586 and ₱53.254 per US$1, ₱0.5188 and ₱0.4428 per JP¥ 1 and ₱69.3779 and ₱55.1136 per €1, respectively.

	2003				2002
	Foreign Currency			Peso Equivalent	Peso Equivalent
	Japanese Yen	Euro	US Dollar		
Monetary assets	¥–	€1	$23	₱1,318	₱3,001
Monetary liabilities	7,080	8	585	36,788	39,026
Net	¥7,080	€7	$562	₱35,470	₱36,025

b. RA No. 9136, the "Electric Power Industry Reform Act (Act) of 2001," was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. The Implementing Rules and Regulations (IRR) were approved by the Joint Congressional Power Commission on February 27, 2002.

RA No. 9136 and the IRR impact the industry as a whole and the Parent Company in particular. Other provisions of RA No. 9136 and the IRR are: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kwh reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Section 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file with the ERC within six months from the effectivity of the Act the TSCs negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50% of the income from the related business shall be used to lower wheeling charges. The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior.

The ERC has published its Guidelines on the classification of TransCo's subtransmission assets on November 5, 2003. This document identifies which subtransmission assets may be transferred by TransCo to qualified distribution utility companies like the Parent Company.

Also in accordance with RA No. 9136, the DOE promulgated the Wholesale Electric Spot Market (WESM) Rules on June 28, 2002 after being endorsed by the industry participants. In accordance with the Rules, a Technical Working Group (TWG), in which the Parent Company is a member, was constituted on July 27, 2002 to ensure smooth transition from the promulgation of the Rules to the actual operation of the WESM. On August 2003, the TWG endorsed the incorporation of the Philippine Electricity Market Corporation, the entity that will be in charge of the day-to-day operations of the WESM. Meanwhile, on December 5,

2003, the ERC released the draft Price Determination Methodology (PDM) for the WESM for comment. A public consultation on the PDM was conducted by ERC on February 12, 2004.

Electric Power industry participants, including distribution utility companies, are mandated to file by the end of 2002 a BSUP for approval by the ERC, pursuant to Section 36 of RA No. 9136 requiring structural and functional unbundling of business activities of electric industry participants. The ERC, however, has extended this deadline. On January 29, 2003, the ERC released for comments the Business Separation Guidelines which provides the framework for the plans to be filed by the industry participants. The Guidelines were finalized and published by the Commission on November 20, 2003 and took effect on December 5, 2003. According to the Guidelines, distribution utility companies are required to file their proposed BSUPs on or before June 5, 2004.

The Parent Company is in the process of complying with the provisions of RA No. 9136 and the IRR.





SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

US SEC File No. 82-3237

Report of Independent Auditors
On Supplementary Schedules

The Stockholders and the Board of Directors
Manila Electric Company
Lopez Building
Ortigas Avenue, Pasig City

We have audited in accordance with generally accepted auditing standards, the financial statements of Manila Electric Company included in this Form 17-A and have issued our report thereon dated March 5, 2004. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Supplementary Schedules are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's Rule 68.1 and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Sycip Gorres Velayo & Co

M. V. G. CRUZ
Partner
CPA Certificate No. 83687
SEC Accreditation No. 0073-A
Tax Identification No. 102-084-744
PTR No. 7012976
January 5, 2004
Makati City

March 5, 2004


US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FORM 17-A, Item 7
December 31, 2003

Consolidated Financial Statements

Supplementary Schedules

---

* These schedules, which are required by SRC Rule 68.1, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's consolidated financial statements.

MANILA ELECTRIC COMPANY

SCHEDULE "B" - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS EMPLOYEES, AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)

FOR THE YEAR ENDED DECEMBER 31, 2002

(In Million Pesos)

Name and Designation of Debtor	Beginning Balance	Additions	Deductions		Current	Non-Current	Ending Balance
			Amount Collected	Amount Transferred to MPF			
Car Loan	189	18	61	0	146	0	146
Employees stock option plan	106	0	20	69	7	10	17
Totals	**295**	**18**	**81**	**69**	**153**	**10**	**163**

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

SCHEDULE "E" - INTANGIBLE ASSETS - OTHER ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2003
(Amounts in Millions)

Description	Beginning Balance	Additions At Cost	Deductions		Other Changes Additions/ (Deductions)	Ending Balance
			Charged to Costs and Expenses	Charged to Other Accounts		
Deferred charges	1,577	287	287	789	0	788
T o t a l s	**1,577**	**287**	**287**	**789**	**0**	**788**

MANILA ELECTRIC COMPANY

SCHEDULE "I" - CAPITAL STOCK
FOR THE YEAR ENDED DECEMBER 31, 2003

Title of Issue	Number of Shares Authorized	Number of Shares Issued and Outstanding	Number of Shares Reserved for Options, Warrants Conversions, and Other Rights	Number of Shares Held by		
				Affiliates	Directors, Officers and Employees	Others
Preferred Shares	300,000,000	140,655,458	NIL	NIL	NIL	140,655,458
Common Shares	1,080,000,000	999,261,461	1,787,996	NIL	12,121,539	987,139,922

Note: Refer to No. 14 (Stockholders' Equity) of Notes to Financial Statements for additional information.